Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AMBARELLA, INC.,

OHIO MERGER SUB, INC.,

OCULII CORP.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS THE SECURITYHOLDER REPRESENTATIVE

OCTOBER 26, 2021

i

2.7	Taxes	16

2.8	Related Party Transactions	20

2.9	Company Financial Statements	20

2.10	Title to Properties	22

2.11	Absence of Certain Changes	23

2.12	Company Material Contracts	24

2.13	No Restrictions	27

2.14	Intellectual Property	27

2.15	Privacy and Data Protection	31

2.16	Compliance with Laws	32

2.17	Employees, ERISA and Other Compliance	33

2.18	Bank Accounts	37

2.19	Insurance	37

2.20	Environmental Matters	37

2.21	Customers and Suppliers	37

2.22	Anti-Money Laundering Laws	38

2.23	Anti-Corruption and Anti-Bribery Laws	38

2.24	Trade Compliance	40

2.25	Transaction Expenses	41

2.26	Information Statement	41

Article 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		41

3.1	Organization and Good Standing	41

3.2	Power, Authorization and Validity	41

3.3	No Conflict; Required Consents and Approvals	42

3.4	Cash Resources	42

3.5	Merger Sub	42

Article 4 COMPANY COVENANTS		42

4.1	Conduct of Business	42

4.2	Advise of Changes	45

4.3	Regulatory Approvals	46

4.4	Approval of Company Stockholders	46

4.5	Consents; Terminations; Modifications	47

4.6	Litigation	48

4.7	No Other Negotiations	48

4.8	Access to Information	49

4.9	Satisfaction of Conditions Precedent	49

4.10	Employee Related Matters	50

4.11	Repayment of Indebtedness and Transaction Expenses	51

4.12	Corporate Matters	52

4.13	Tail Policy; Indemnification Matters	52

4.14	Consents	53

Article 5 PARENT AND MERGER SUB COVENANTS		53

5.1	Regulatory Approvals	53

5.2	Satisfaction of Conditions Precedent	53

5.3	R&W Insurance Policy	53

5.4	Advise of Changes	53

Article 6 CONDITIONS TO CLOSING OF THE MERGER		54

6.1	Conditions to Each Party’s Obligation to Effect the Merger	54

6.2	Additional Conditions to Obligations of Parent and Merger Sub	54

6.3	Additional Conditions to Obligations of the Company	57

Article 7 TERMINATION OF AGREEMENT		57

7.1	Termination by Mutual Consent	57

7.2	Unilateral Termination	57

7.3	Effect of Termination	58

Article 8 SURVIVAL; INDEMNIFICATION		58

8.1	Survival	58

8.2	Indemnification of Parent and Indemnified Parties	59

8.3	Limitations	60

8.4	Claim Notice	62

8.5	Resolution of Claim Notice	62

8.6	Defense and Settlement of Third-Party Claims	63

8.7	Indemnity Escrow Arrangements	64

8.8	Payment of Escrow Fund	64

8.9	Tax Consequences of Indemnification Payments	65

8.10	No Right of Contribution	65

8.11	Exclusive Remedy	65

8.12	Appointment of Securityholder Representative	65

Article 9 TAX MATTERS		67

9.1	Tax Returns	67

9.2	Cooperation	68

9.3	Tax Audits	68

9.4	Transfer Taxes	69

9.5	Post-Closing Actions	69

9.6	Tax Refunds	69

Article 10 MISCELLANEOUS		70

10.1	Governing Law; Jurisdiction; Venue	70

10.2	Assignment	70

10.3	Severability	70

10.4	Counterparts	70

10.5	Other Remedies	71

10.6	Amendments and Waivers	71

10.7	Expenses	71

10.8	Notices	71

10.9	WAIVER OF JURY TRIAL	73

10.10	Interpretation; Rules of Construction	73

10.11	Disclosure Schedule	74

10.12	Agreement Binding on the Parties; Third-Party Beneficiary Rights	74

10.13	Public Announcement	74

10.14	Confidentiality	74

10.15	Non-Reliance	75

10.16	Attorney-Client Privilege	75

10.17	Representation	76

10.18	Entire Agreement	76

v

TABLE OF ANNEXES, EXHIBITS AND SCHEDULES

ANNEXES AND EXHIBITS

Annex A	Certain Definitions

Exhibit A	Form of Joinder Agreement
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Repayment Agreement
Exhibit D-1	Form of Preferred Written Consent
Exhibit D-2	Form of Written Consent
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Escrow Agreement
Exhibit H	Form of Resignation Letter and Release
Exhibit I	Form of FIRPTA Certificate

SCHEDULES

Schedule 1.1(a)	Major Equityholders
Schedule 1.1(b)	Company Material Adverse Effect
Schedule 1.1(c)	Key Employees
Schedule 1.1(d)	Entity Representatives
Schedule 1.7	Acceleration Schedule
Schedule 1.14	Closing Statement Information
Schedule 1.16(d)	Independent Accountants
Schedule 4.1(b)	Permitted Actions
Schedule 4.5(b)	Terminated Agreements
Schedule 4.5(c)	Modified Agreements
Schedule 4.11	Closing Pay-Off Indebtedness
Schedule 4.15	Consents
Schedule 6.2(e)(ii)	Required Employees
Schedule 6.2(h)	Consents
Schedule 8.2(h)	Additional Indemnifiable Matters
Schedule 9.6	Expected Refunds

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 26, 2021 (the “Agreement Date”) by and among Ambarella, Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), Ohio Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), Oculii Corp., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in such Person’s capacity as representative of the Indemnifying Parties for certain purposes described in this Agreement (the “Securityholder Representative”). Unless the context otherwise requires, references herein to the “parties” means Parent, Merger Sub, the Company and the Securityholder Representative. Certain capitalized terms used herein have the meanings set forth in Annex A to this Agreement.

RECITALS

A. The parties intend to effect a business combination through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”).

B. The boards of directors of Merger Sub and the Company have determined that the Merger is in the best interests of their respective companies and stockholders and have unanimously approved and declared advisable the Merger on the terms and subject to the conditions set forth in this Agreement, and the boards of directors of Merger Sub and the Company have unanimously recommended the adoption of this Agreement by the stockholders of their respective companies.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Company Securityholders identified on Schedule 1.1(a) (the “Major Equityholders”) are executing and delivering to Parent joinder agreements in substantially the form attached hereto as Exhibit A (the “Joinder Agreement”).

D. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each Key Employee is executing and delivering to Parent an employment offer letter (an “Offer Letter”) and proprietary information and invention assignment agreement (a “PIIAA” and, together with the Offer Letter, the “Employment Documents”), each of which are to become effective at the Closing.

E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each Key Employee is executing and delivering to Parent a non-competition and non-solicitation agreement in substantially the form attached hereto as Exhibit B (a “Non-Competition Agreement”), each of which are to become effective at the Closing.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the Key Employees is executing and delivering to Parent a repayment agreement in substantially the form attached hereto as Exhibit C (a “Repayment Agreement”).

G. Immediately prior to the execution and delivery of this Agreement, stockholders sufficient to deliver an approval of the holders of the Company Preferred Stock for the Company to enter into this

Agreement in accordance with the Company’s Charter Documents, have executed and delivered to the Company a stockholder written consent in substantially the form attached hereto as Exhibit D-1 (the “Preferred Written Consent”).

H. Promptly following the execution and delivery of this Agreement, it is anticipated that stockholders sufficient to deliver the Stockholder Approval, including all Major Equityholders, will execute and deliver to the Company a stockholder written consent in substantially the form attached hereto as Exhibit D-2 (the “Written Consent”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place remotely through the electronic exchange of documentation at a date and time to be specified by Parent, which shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by Law) of the last of the conditions set forth in Article 6 to be satisfied or waived (other than those conditions that, by their terms, are to be satisfied by action to be taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions), or at such other place, time or date, or in such other manner, as Parent and the Company agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

1.2 The Merger. On the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by filing a certificate of merger, in substantially the form attached hereto as Exhibit E (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the DGCL. The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent and the Company prior to the Closing and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time.” At the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The effects of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall attach to and become the debts, liabilities and duties of the Surviving Corporation.

1.3 Charter Documents; Directors and Officers. Unless otherwise agreed in writing by Parent and the Company prior to the Effective Time:

(a) at the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation shall be amended to be identical to the certificate of incorporation and the bylaws of Merger Sub (except that the name of the Surviving Corporation shall not be changed), as in effect immediately prior to the Effective Time; and

(b) the directors and officers, respectively, of Merger Sub serving in director and officer positions of Merger Sub immediately prior to the Effective Time shall become, as of the Effective Time, the directors and officers, respectively, of the Surviving Corporation, to hold such office(s) until their respective successors are duly appointed or elected and qualified, as applicable, or their earlier death, resignation or removal.

1.4 Effect of the Merger on Company and Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of the parties, any Company Securityholder or any other Person:

(a) each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one newly and validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of capital stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time;

(b) each share of Company Capital Stock held in the Company’s treasury or owned by the Company, Parent or any Subsidiary of the Company or Parent immediately prior to the Effective Time shall be cancelled and extinguished without consideration or conversion (the “Cancelled Shares”); and

(c) subject to the terms and conditions of this Agreement, each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and, other than Disregarded Shares, automatically converted into the right to receive:

(i) an amount of cash equal to (A) the Per Share Amount minus (B) the Per Share Indemnity Escrow Amount minus (C) the Per Share Adjustment Escrow Amount minus (D) the Per Share Expense Fund Amount;

(ii) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Indemnity Escrow Amount, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Section 8.7, as and when any such delivery is required to be made;

(iii) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Adjustment Escrow Amount, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Section 1.16, as and when any such delivery is required to be made; and

(iv) a right to receive at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Expense Fund, if any, required to be delivered to the former holder of such share with respect thereto in accordance with Section 8.12(d), as and when any such delivery is required to be made.

1.5 Treatment of Company Options.

(a) At the Effective Time, each Vested Option shall be terminated and cancelled and, in exchange therefor, each holder thereof shall have the right to receive, for each share of Company Common Stock for which such Vested Option was exercisable as of immediately prior to the Effective Time:

(i) an amount of cash equal to (A) the Per Share Amount, minus (B) the per share exercise price of such Vested Option, minus (C) the Per Share Indemnity Escrow Amount, minus (D) the Per Share Adjustment Escrow Amount, minus (E) the Per Share Expense Fund Amount;

(ii) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Indemnity Escrow Amount, if any, required to be delivered to the former holder of such Vested Option with respect thereto in accordance with Section 8.7, as and when any such delivery is required to be made;

(iii) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Adjustment Escrow Amount, if any, required to be delivered to the former holder of such Vested Option with respect thereto in accordance with Section 1.16, as and when any such delivery is required to be made; and

(iv) a right to receive at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Expense Fund, if any, required to be delivered to the former holder of such Vested Option with respect thereto in accordance with Section 8.12(d), as and when any such delivery is required to be made.

(b) The amount of cash each holder of Vested Options is entitled to receive pursuant to Section 1.5(a) shall be calculated on a grant-by-grant basis and shall be rounded to the nearest cent, with $0.005 rounded up. All payments to be made by Parent hereunder shall be without interest, and will be reduced by any applicable payroll, income Tax or other withholding Taxes required under applicable Law subject to Section 1.14.

(c) Effective as of the Effective Time, each then-outstanding Unvested Option held by a Continuing Service Provider shall be assumed by Parent as a Parent Option. Except as otherwise set forth in this Agreement, each Unvested Option so assumed by Parent pursuant to this Section 1.5(c) shall continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the Company Stock Plan and the option agreements relating thereto, as in effect immediately prior to the Effective Time, except that (i) such assumed Unvested Option will be exercisable for that number of whole Parent Ordinary Shares equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Unvested Option immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole number of Parent Ordinary Shares and (ii) the per share exercise price for the Parent Ordinary Shares issuable upon exercise of such assumed Unvested Option shall be equal to the quotient obtained by dividing the exercise price per share of Company Common Stock at which such assumed Company Option was exercisable immediately prior to the Effective Time, by the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that (A) that in the case of any Unvested Option, the exercise price of the option shall be determined in a manner to maintain exemption from or comply with Section 409A of the Code and (B) in the case of any Unvested Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the exercise price of the option, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(d) No outstanding Unvested Options or any Company Promised Options that are held by or promised to a Person who will not be a Continuing Service Provider as of immediately following the Effective Time shall be assumed or otherwise substituted for by Parent, and each such Unvested Option and Company Promised Option shall be canceled or terminated at the Effective Time, without any consideration therefor.

(e) Prior to the Closing, the Company shall take or cause to be taken such actions, including providing any required notices, and obtain all consents as may be required to effect the foregoing provisions of this Section 1.5 and to terminate the Company Stock Plan, in each case after consultation with, and subject to the reasonable approval of, Parent.

(f) Subject to Section 1.11, Parent shall cause the Surviving Corporation to pay, no later than the second (2nd) regular payroll cycle occurring after the Closing, to each holder of a Vested Option that is not a No-Withholding Option (which No-Withholding Option shall be paid through the Exchange Agent) the cash amounts payable to such holder pursuant to this Section 1.5, with such payments to be made through the Surviving Corporation’s payroll processing system in accordance with standard payroll practices. Each payment, whether in cash or otherwise under this Section 1.5 shall be deemed a separate payment for purposes of Section 1.409A-2(b)(2) of the U.S. Treasury Regulations.

1.6 Merger Consideration Payable to the Key Employees. A portion of the Merger Consideration payable to each Key Employee shall be subject to the terms and conditions of the Repayment Agreement entered into by such Key Employee.

1.7 Acceleration. Except as set forth on Schedule 1.7, or as otherwise consented to in writing by Parent, no Company Option held by a Continuing Service Provider shall have the vesting or the lapse of any forfeiture, repurchase or similar restrictions, as applicable, accelerate, whether by the terms of the Company Stock Plan, any applicable Company Option Agreement, any applicable Company Restricted Stock Agreement, or otherwise, in connection with the execution and delivery of this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby (either alone or in connection with any other event, contingent or otherwise).

1.8 Indemnity Escrow Fund; Adjustment Escrow Fund; Expense Fund.

(a) On the Closing Date, Parent shall deposit with Acquiom Clearinghouse LLC (the “Escrow Agent”) (i) an amount equal to $1,537,500 (the “Indemnity Escrow Amount”), to be held in trust as a segregated escrow fund (such amount on deposit (as may be reduced from time to time), together with any interest, gains and other income thereon, the “Indemnity Escrow Fund”), which amount shall not become payable as of the Closing Date but shall instead be paid in accordance with, and subject to the provisions of, Article 8 and pursuant to the terms of an Escrow Agreement in substantially the form attached hereto as Exhibit G (the “Escrow Agreement”) and (ii) an amount equal to $550,000 (the “Adjustment Escrow Amount”), to be held in trust as a segregated escrow fund (such amount on deposit (as may be reduced from time to time), together with any interest, gains and other income thereon, the “Adjustment Escrow Fund”), which amount shall not become payable as of the Closing Date but shall instead be paid in accordance with Section 1.16 and pursuant to the terms of the Escrow Agreement. The Indemnity Escrow Fund shall be held as partial security for any Losses for which any of the Indemnified Parties are entitled to recovery under this Agreement, including pursuant to Article 8, and the Adjustment Escrow Fund shall be held as partial security for any Adjustment Amount for which Parent is entitled to recovery pursuant to Section 1.16. Each of the Indemnity Escrow Amount and the Adjustment Escrow Amount shall be withheld from the amounts payable to Indemnifying Parties pursuant Section 1.4(c) or Section 1.5(a), as applicable, and the amount of the Indemnity Escrow Amount and the amount of the Adjustment Escrow Amount so withheld from each Indemnifying Party shall be deemed to have been contributed to the Indemnity Escrow Fund and the Adjustment Escrow Fund, respectively, with respect to such Indemnifying Party. Parent shall pay all of the fees and expenses associated with the hiring and retention of the Escrow Agent. Parent shall be treated as owner of cash in the Indemnity Escrow Fund and in the Adjustment Escrow Fund for Tax purposes prior to disbursement and all interest on or other Taxable income, if any, earned from the investment of such cash in the Indemnity Escrow Fund and in the Adjustment Escrow Fund pursuant to this

Agreement shall be treated for tax purposes as earned by Parent provided that the Escrow Agent is hereby authorized and directed to distribute to Parent (i) within thirty (30) days after the end of each quarter, and (ii) upon any final release of cash held in the Indemnity Escrow Fund or the Adjustment Escrow Fund, as the case may be, an amount equal to thirty percent (30%) of all interest or other taxable income earned on the Indemnity Escrow Fund or the Adjustment Escrow Fund, as the case may be, during such quarter (for purposes of clause (i)) or during the portion of the year ending on the date of release (for purposes of clause (ii), as applicable). It is intended that the cash in the Indemnity Escrow Fund and in the Adjustment Escrow Fund will qualify for installment sale reporting under Section 453 of the Code. Any payments to be made out of the Indemnity Escrow Fund for the benefit of the Indemnifying Parties shall be made in accordance with Section 8.7, and any payment made out of the Adjustment Escrow Fund for the benefit of the Indemnifying Parties shall be made in accordance with Section 1.16.

(b) As promptly as reasonably practicable after the Effective Time, Parent shall deposit, or cause to be deposited, with the Securityholder Representative the Expense Fund, by wire transfer of immediately available funds to an account designated in writing by the Securityholder Representative at least two (2) Business Days prior to the Closing Date, to be held by the Securityholder Representative in a segregated client bank account until used by the Securityholder Representative or delivered to the Indemnifying Parties in accordance with the terms of this Agreement.

(c) Each Indemnifying Party’s right, if any, to receive cash from the Indemnity Escrow Fund, the Adjustment Escrow Fund and the Expense Fund, as applicable, is non-transferable and non-assignable, except that each Indemnifying Party shall be entitled to assign such Indemnifying Party’s rights to such amounts by will, by the Laws of intestacy or by other similar operation of law, provided that any such assignee shall be subject to the terms hereof applicable to the Indemnifying Party.

1.9 Payment of Closing Consideration; Exchange.

(a) As promptly as reasonably practicable after the Effective Time, Parent shall deposit, or cause to be deposited, (i) with Acquiom Financial LLC, in its capacity as payments administrator (the “Exchange Agent”) for the benefit of the Company Stockholders, the cash consideration payable pursuant to Section 1.4(c)(i) and (ii) for the benefit of the holders of No-Withholding Options, the cash consideration payable in respect thereof pursuant to Section 1.5(a)(i), in each case, to be held by the Exchange Agent in accordance with the terms of the exchange agent agreement (the “Exchange Agent Agreement”) to be executed at or prior to the Closing by Parent and the Exchange Agent. Parent shall pay all fees and expenses associated with the hiring and retention of the Exchange Agent.

(b) Parent shall, or shall cause the Exchange Agent to, deliver (which may be done electronically) as promptly as reasonably practicable following the Effective Time, to each Company Securityholder who holds, as of immediately prior to the Effective Time, shares of Company Capital Stock or No-Withholding Options, a letter of transmittal in substantially the form attached hereto as Exhibit F (a “Letter of Transmittal”). Parent shall deliver, or cause the Exchange Agent to deliver, to any Company Stockholder or holder of a No-Withholding Option who delivers a duly completed and validly executed Letter of Transmittal (such delivery by the applicable Company Securityholder, the “Payment Condition”), the consideration that such Company Stockholder or such holder of a No-Withholding Option has the right to receive pursuant to Section 1.4(c) and Section 1.5(a), respectively. Parent shall have no obligation to deliver, or cause to be delivered, any such consideration to a particular Company Stockholder or holder of No-Withholding Option until such Person has satisfied the Payment Condition. Notwithstanding the foregoing, in order to receive any consideration as set forth in this Agreement in respect of No-Withholding Options, a Letter of Transmittal must be received with respect such No-Withholding Options by no later than the forty-fifth (45th) day following the Closing.

(c) At the Effective Time, holders of shares of Company Capital Stock as of immediately prior to the Effective Time shall cease to have any rights as securityholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such capital stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time.

(d) Any portion of the Merger Consideration that was deposited with the Exchange Agent and remains undistributed to Company Securityholders after one (1) year shall be delivered to Parent upon demand, and Company Securityholders who have not theretofore satisfied the Payment Condition shall thereafter (if Parent has made such demand) look only to Parent for satisfaction of their claims for any Merger Consideration payable with respect to the Company Securities previously held by such Company Securityholder without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Company Securityholder for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining undistributed to Company Securityholders immediately prior to such time as such Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Parent free and clear of all claims or interest of any Person previously entitled thereto.

1.10 Calculation of Payments. The amount of cash each holder of Company Capital Stock is entitled to receive as Merger Consideration pursuant to Section 1.4(c) shall be calculated on a certificate-by-certificate basis and shall be rounded to the nearest cent, with $0.005 rounded up. All payments to be made by Parent hereunder shall be without interest.

1.11 Maximum Merger Consideration. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate cash consideration payable by Parent hereunder with respect to shares of Company Capital Stock (other than in respect of Dissenting Shares) and Vested Options exceed the Merger Consideration Value, assuming for such purposes that none of the cash subject to repayment under the Repayment Agreement is repaid to Parent and that the full Indemnity Escrow Amount, Adjustment Escrow Amount and Expense Fund is delivered to the Indemnifying Parties.

1.12 Dissenting Shares. If, in connection with the Merger, any holders of Company Capital Stock shall have demanded and perfected their appraisal rights in accordance with Section 262 of the DGCL, none of such Dissenting Shares shall be converted into a right to receive the Merger Consideration otherwise payable to the holder of such Dissenting Shares as provided in Sections 1.4(c), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect its appraisal rights as to its shares of Company Capital Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Sections 1.4(c) in respect of such shares as if such shares had never been Dissenting Shares, and Parent shall deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9, following the satisfaction of the Payment Condition, the Merger Consideration to which such Company Stockholder would have been entitled under Sections 1.4(c) with respect to such shares. The Company shall give Parent (a) prompt written notice (and in no event more than two (2) Business Days) of (i) any demand received by the Company for appraisal of Company Capital

Stock, notice of exercise of a Company Stockholder’s appraisal rights or any demand for payment for Dissenting Shares, and (ii) the withdrawals of such demands and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal or payment. The Company agrees that, except with Parent’s prior written consent, it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal in connection with the exercise of appraisal rights.

1.13 Tax Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent and their Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the Merger Consideration or any other payment otherwise payable pursuant to this Agreement (including the Indemnity Escrow Amount and the Adjustment Escrow Amount), the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment; provided, that other than with respect to withholding Taxes related to any employment compensation payments or a failure to deliver any required Tax forms, Parent shall use commercially reasonable efforts to notify the Company (with respect to payments made in connection with the Closing) or the Securityholder Representative (with respect to post-Closing payments) in writing a reasonable time period prior to any such deduction or withholding, and Parent, the Surviving Corporation and their Affiliates will use commercially reasonable efforts to provide the Company or the Securityholder Representative, as applicable, an opportunity to eliminate or reduce any such deduction or withholding to any applicable Person. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The parties agree to cooperate to allow Parent, at its election, to effectuate such withholding by means reasonably acceptable to Parent, including by paying the applicable Merger Consideration for which such withholding is required to the Surviving Corporation and causing the Surviving Corporation to withhold the applicable amounts through the Surviving Corporation’s payroll system.

1.14 Closing Statement. No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent (a) a spreadsheet containing the information set forth in Schedule 1.14, and (b) a certificate, duly executed on behalf of the Company by the chief executive officer of the Company, certifying that all of the calculations and information included therein are complete and correct as of the Closing ((a) and (b) together, the “Closing Statement”). The Company shall deliver to Parent supporting calculations and documentation of such calculations, in reasonable detail, concurrently with the delivery of the Closing Statement. The Company shall consult with Parent and its advisors with respect to the preparation of the Closing Statement and the Closing Statement shall be in form and substance reasonably satisfactory to Parent. Parent shall be entitled to rely on the information contained in the Closing Statement for all purposes hereunder and otherwise in connection with the Merger, it being acknowledged and agreed that its use therefor shall not affect, in any manner whatsoever, any Indemnified Party’s right to indemnification, compensation and reimbursement pursuant to Article 8 if any of the information on the Closing Statement is not complete or accurate or for any omissions therefrom. Absent fraud or manifest error, the Estimated Closing Indebtedness, the Estimated Closing Cash, the Estimated Unpaid Transaction Expenses, the Estimated Unpaid Pre-Closing Taxes and the Estimated Closing Net Working Capital Adjustment set forth on the Closing Statement shall be used for purposes of calculating the Base Consideration Value.

1.15 Further Assurances. If, at any time before or after the Effective Time, Parent reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Parent, the Surviving Corporation and their respective officers and directors are hereby authorized to execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Merger and to carry out the purposes and intent of this Agreement.

1.16 Post-Closing Adjustment.

(a) Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Securityholder Representative a statement (the “Post-Closing Statement”) setting forth its good faith calculation of Closing Indebtedness (the “Proposed Final Closing Indebtedness”), Closing Cash (the “Proposed Final Closing Cash”), Unpaid Transaction Expenses (the “Proposed Final Unpaid Transaction Expenses”), Unpaid Pre-Closing Taxes that are then known and determinable (the “Proposed Final Unpaid Pre-Closing Taxes”), Closing Net Working Capital Adjustment (the “Proposed Final Closing Net Working Capital Adjustment”) and the Aggregate Exercise Price (the “Proposed Final Aggregate Exercise Price”, and together with the Proposed Final Closing Indebtedness, Proposed Final Closing Cash, Proposed Final Unpaid Transaction Expenses, Proposed Final Unpaid Pre-Closing Taxes and the Proposed Final Closing Net Working Capital Adjustment, the “Proposed Final Closing Statement Information”). Each of the foregoing calculations will be accompanied by reasonable supporting detail therefor. During the period commencing on the date the Post-Closing Statement is delivered to the Securityholder Representative and ending thirty (30) days thereafter (the “Review Period”), Parent will, subject to COVID-19 Access Restrictions, provide the Securityholder Representative with reasonable access during normal business hours with at least forty-eight (48) hours prior written notice to any working papers, documents, and data from Parent and/or the Company that were used to prepare the Post-Closing Statement. If Parent fails to deliver the Post-Closing Statement on or prior to the date that is ninety (90) days after the Closing Date, then the amounts set forth on the Closing Statement will be final, binding, non-appealable, and conclusive on the parties for purposes of this Section 1.16.

(b) During the Review Period, the Securityholder Representative may provide written notice to Parent disputing all or any part of the Proposed Final Closing Indebtedness, the Proposed Final Closing Cash, the Proposed Final Unpaid Transaction Expenses, the Proposed Final Unpaid Pre-Closing Taxes, the Proposed Final Closing Net Working Capital Adjustment or the Proposed Final Aggregate Exercise Price, specifying in reasonable detail those items that the Securityholder Representative disputes (the proposed adjustment(s) or disputed item(s) to which the Securityholder Representative objects are referred to herein as the “Disputed Amounts” and the Securityholder Representative’s objection notice is referred to herein as the “Objection Notice”). If the Securityholder Representative does not provide an Objection Notice with respect to any such amounts prior to the expiration of the Review Period, any such amounts not so objected to will be final, binding, non-appealable, and conclusive on the parties for purposes of this Section 1.16.

(c) If the Securityholder Representative delivers an Objection Notice to Parent prior to the expiration of the Review Period, then the Securityholder Representative and Parent will negotiate in good faith to resolve the Disputed Amounts during the twenty (20) day period immediately following Parent’s receipt of the Objection Notice (or such longer period as may be agreed to in writing by Parent and the Securityholder Representative) (the “Negotiation Period”). If, during the Negotiation Period, the Securityholder Representative and Parent are able to resolve any Disputed Amounts, then such agreed upon amounts will become final, binding, non-appealable, and conclusive on the parties for purposes of this Section 1.16.

(d) If a final resolution is not obtained within the Negotiation Period, Parent and the Securityholder Representative may elect to retain for the benefit of all the parties a mutually agreeable accounting firm from the list set forth on Schedule 1.16(d), or if no such firm is able to serve, a mutually agreeable nationally recognized accounting firm (the “Independent Accountant”) to resolve any remaining Disputed Amounts (the “Remaining Disputed Amounts”). If the Independent Accountant is retained, then (A) Parent and the Securityholder Representative will each submit to the Independent Accountant in writing, not later than fifteen (15) days after the Independent Accountant is retained, their respective positions with respect to the Remaining Disputed Amounts, together with such supporting documentation as they deem necessary or as the Independent Accountant requests, and (B) the Independent Accountant will, within thirty (30) days after receiving the positions of both the Securityholder Representative and Parent and all supplementary supporting documentation reasonably requested by the Independent Accountant (or such longer period as may be reasonably requested by the Independent Accountant, not to exceed ten (10) Business Days), render its decision as to the Remaining Disputed Amounts in a written report, which decision will be final, binding, nonappealable, and conclusive on the parties for purposes of this Section 1.16. Neither Parent nor the Securityholder Representative will have or conduct any communication, either written or oral, with the Independent Accountant without the other party either being present (or having waived or declined its right to be present) or receiving a concurrent copy of any written communication. Parent and the Securityholder Representative, and their respective representatives, will provide reasonable cooperation to the Independent Accountant during its engagement and respond on a timely basis to all reasonable requests for information or, subject to COVID-19 Access Restrictions, access to documents or personnel made by the Independent Accountant, all with the intent to fairly and in good faith resolve all Remaining Disputed Amounts as promptly as reasonably practicable. The parties will be entitled to have a judgment entered on such written report in any court of competent jurisdiction. In resolving any Remaining Disputed Amounts, the Independent Accountant (x) may not assign a value to any particular item greater than the greatest value for such item claimed by either Parent or the Securityholder Representative, or less than the lowest value for such item claimed by either Parent or the Securityholder Representative, in each case, as presented to the Independent Accountant, (y) will act as an expert and not as an arbitrator, and (z) will limit its review to matters specifically set forth in the Objection Notice. The fees and expenses of the Independent Accountant will be allocated between Parent, on the one hand, and the Securityholder Representative (on behalf of the Indemnifying Parties), on the other hand, based upon the percentage that the portion of the contested amount not awarded to a particular party bears to the amount actually contested by such party.

(e) The amounts of the Closing Indebtedness, the Closing Cash, the Unpaid Transaction Expenses, the Unpaid Pre-Closing Taxes, the Closing Net Working Capital Adjustment and the Aggregate Exercise Price, as determined in accordance with this Section 1.16, will be the “Adjusted Closing Indebtedness,” the “Adjusted Closing Cash,” the “Adjusted Unpaid Transaction Expenses,” the “Adjusted Unpaid Pre-Closing Taxes”, the “Adjusted Closing Net Working Capital Adjustment” and the “Adjusted Aggregate Exercise Price,” respectively.

(f) For purposes of this Agreement:

(i) “Adjustment Amount” means an amount (which may be a negative number) equal to (i) the Adjusted Closing Adjustment Amount minus (ii) the Estimated Closing Adjustment Amount.

(ii) “Adjusted Closing Adjustment Amount” means an amount (which may be a negative number) equal to the (i) the Adjusted Closing Cash minus (ii) the Adjusted Closing Indebtedness minus (iii) the Adjusted Unpaid Transaction Expenses minus (iv) the Adjusted Unpaid Pre-Closing Taxes plus (v) the Adjusted Closing Net Working Capital Adjustment, plus (vi) the Adjusted Aggregate Exercise Price.

(iii) “Estimated Closing Adjustment Amount” means an amount (which may be a negative number) equal to (i) the Estimated Closing Cash minus (ii) the Estimated Closing

Indebtedness minus (iii) the Estimated Unpaid Transaction Expenses minus (iv) the Estimated Unpaid Pre-Closing Taxes plus (v) the Estimated Closing Net Working Capital Adjustment plus (vi) the Estimated Aggregate Exercise Price.

(g) If the Adjustment Amount is zero or a positive number, then the Securityholder Representative and Parent shall execute and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release the entire Adjustment Escrow Fund for payment to the Indemnifying Parties, with amounts payable with respect to former Company Stockholders to be released to the Exchange Agent for further payment to such Indemnifying Parties in accordance with their respective Pro Rata Share of the Adjustment Escrow Fund, and with amounts payable with respect to former holders of Vested Options (other than with respect to No-Withholding Options) to be released to the Surviving Corporation, for further payment to such Indemnifying Parties, subject to Section 1.11, to be made no later than the second (2nd) regular payroll cycle occurring after the Surviving Corporation’s receipt of such funds from the Escrow Agent, in accordance with each such Indemnifying Party’s respective Pro Rata Share of the Adjustment Escrow Fund. In the event the Adjustment Amount is positive, then, promptly (but in any event within ten (10) Business Days) after the date on which such amount is finally determined in accordance with this Section 1.16, Parent will transfer to the Exchange Agent (with respect to former Company Stockholders and former holders of No-Withholding Options) and to the Surviving Corporation (with respect to former holders of Vested Options that are not No-Withholding Options), for further payment to the Indemnifying Parties in accordance with each Indemnifying Party’s Pro Rata Share of such positive amount, to be further paid to the Indemnifying Parties in the same manner as described in the immediately preceding sentence.

(h) If the Adjustment Amount is a negative number, then Parent shall be entitled to receive a portion of the Adjustment Escrow Fund with a value equal to the absolute value of the Adjustment Amount in which case, the Securityholder Representative and Parent shall execute and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to Parent from the Adjustment Escrow Fund the absolute value of such Adjustment Amount (or, if such amount exceeds the amounts then remaining in the Adjustment Escrow Fund, the entire remaining Adjustment Escrow Fund). In the event the Adjustment Escrow Fund is not sufficient to pay Parent the absolute value of the Adjustment Amount in full, then, at Parent’s election, (x) to the extent the amount then remaining in the Indemnity Escrow Fund is sufficient, the Securityholder Representative and Parent shall execute and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to Parent from the Indemnity Escrow Fund the amount of such shortfall (or, if such amount exceeds the amounts then remaining in the Indemnity Escrow Fund, the entire remaining Indemnity Escrow Fund) or (y) each Indemnifying Party shall pay Parent his, her or its Pro Rata Share of any such shortfall no later than ten (10) Business Days after the date on which the Adjustment Amount is finally determined in accordance with this Section 1.16.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule, and subject to Section 10.11, the Company represents and warrants to Parent as of the Agreement Date and as of the Closing Date as follows:

2.1 Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, operate and lease its assets and properties and to carry on the Company Business. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the character or location of its assets or properties (whether owned, leased or licensed) or nature of its activities makes such qualification or licensing necessary, in each case except where the failure to be so duly qualified, licensed and in good standing would not be material to the Company. Section 2.1 of the Disclosure Schedule sets forth each jurisdiction in which the Company is qualified or licensed to do business. The Company has made available to Parent complete and correct copies of its Charter Documents, each as amended to date, of the Company. The Charter Documents of the Company are in full force and effect. The Company is not and has never been in violation of the provisions of any current or past Charter Documents in any material respect.

(b) Each of the Company Conversions was effected in accordance in all material respects with all requirements of applicable Law, including the Ohio General Corporation Law, the Ohio Revised Limited Liability Company Act and the DGCL, as applicable. Each of the Company Conversions was duly and validly approved and authorized by all requisite corporate or limited liability company action on the part of the Company and its stockholders (or, as applicable, its members), in each case, as required by the Ohio General Corporation Law, the Ohio Revised Limited Liability Company Act and the DGCL, as applicable. None of the Company Conversions (i) required any consent, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Authority, except for the filings of the Certificates of Conversion, (ii) conflicted with or violated any judgment, decree or order to which the Company or any of its Subsidiaries was subject, (iii) resulted in any breach or default under any material Contract to which the Company or any of its Subsidiaries was a party or by which the Company or any of its Subsidiaries was bound or (iv) resulted in any Encumbrance on any material properties or assets of the Company or any of its Subsidiaries. Prior to the time of the Delaware Conversion, the Company was not engaged in any significant business activities.

2.2 Subsidiaries.

(a) The Subsidiaries of the Company are set forth on Section 2.2 of the Disclosure Schedule, including a description, in each case as of the Agreement Date, of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each such Subsidiary. Each Subsidiary is duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has all the requisite organizational power and authority to own, operate and lease its assets and properties and to carry on its business. Each Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the character or location of its assets or properties (whether owned, leased or licensed) or nature of its activities makes such qualification or licensing necessary, in each case except where the failure to be so duly qualified, licensed and in good standing would not be material to such Subsidiary. The Company has made available to Parent complete and correct copies of the Charter Documents of each of the Company’s Subsidiaries and such documents are in full force and effect. None of the Company’s Subsidiaries is nor have any of them ever been in violation of the provisions of any its current or past organizational documents in any material respect.

(b) Except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

2.3 Power, Authorization and Validity.

(a) Power and Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Company Ancillary Agreements and, subject only to receipt of the Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery and, subject to receipt of the Stockholder Approval, performance by the Company of this Agreement and each of the Company Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby have been duly and validly approved and authorized by all requisite corporate action on the part of the Company.

(b) Enforceability. This Agreement has been, and each of the Company Ancillary Agreements have been, or when executed and delivered by the Company shall be, duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed and delivered by the Company shall be, assuming the due authorization, execution and delivery by Parent, Merger Sub and the other Persons party hereto or thereto, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the Enforceability Exceptions.

(c) Board Approval. The board of directors of the Company has, at a meeting duly called and held, by a unanimous vote of the entire board of directors, or by a unanimous written consent in lieu thereof: (i) approved and declared advisable this Agreement, (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Stockholders and approved the same, (iii) approved the Company Ancillary Agreements and the transactions contemplated thereby, (iv) resolved to recommend to the Company Stockholders the adoption of this Agreement, and (v) directed that this Agreement be submitted to the Company Stockholders for adoption (such board approval in clauses (i) through (v), the “Board Approval”).

(d) Required Vote of Company Stockholders. The Stockholder Approval is the only votes or consents of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, the Merger and the other matters set forth in the Written Consent, and, to the extent such approval is required, the Company Ancillary Agreements and the other transactions contemplated hereby and thereby.

(e) No Restrictions on the Merger; Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under Law (“Takeover Statute”) is applicable to the Merger or the other transactions contemplated by this Agreement and the Company Ancillary Agreements.

2.4 Capitalization of the Company.

(a) Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists solely of 8,950,000 shares of Company Common Stock and 4,933,223 shares of Company Preferred Stock, of which 1,985,006 shares have been designated Series A Preferred Stock, 813,233 shares have been designated Series A-1 Preferred Stock, 1,608,826 shares have been designated Series B-1 Preferred Stock and 526,158 shares have been designated Series B-2 Preferred Stock. As of the Agreement Date, 2,367,344 shares of Company Common Stock, 1,985,006 shares of Company Series A

Preferred Stock, 813,233 shares of Company Series A-1 Preferred Stock, 1601,156 shares of Company Series B-1 Preferred Stock and 526,158 shares of Company Series B-2 Preferred Stock are issued and outstanding. Section 2.4(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a complete and correct list of each record holder of Company Capital Stock, including for each such holder (i) the number of shares of each class and series held by such holder, (ii) the date of issuance and the certificate numbers of the shares of Company Capital Stock held by such holder, (iii) whether any of such shares of Company Capital Stock (and, if so, how many) were received upon the exercise of unvested Company Options at the time of exercise and (iv) whether any shares of Company Capital Stock were eligible for an election under Section 83(b) of the Code, and, if so eligible, whether such election under Section 83(b) of the Code was timely made. No shares of Company Capital Stock are issued or outstanding as of the Agreement Date that are not set forth in Section 2.4(a) of the Disclosure Schedule. The Company does not hold any treasury stock and does not otherwise own any shares of Company Capital Stock. All issued and outstanding shares of Company Capital Stock (x) have been duly authorized and validly issued, are fully paid and nonassessable, (y) were offered, issued, sold and delivered by the Company in compliance with applicable Law, its Charter Documents, and all requirements set forth in applicable Contracts, and (z) are not subject to right of rescission, right of first refusal or preemptive right under applicable Law, the Charter Documents or any Contract to which the Company is a party. None of the outstanding shares of Company Capital Stock are subject to vesting or risk of forfeiture. There is no Liability for dividends accrued and unpaid by the Company. The Company has never issued any physical certificates representing shares of Company Capital Stock. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. The allocation of the Merger Consideration among the Company Securityholders pursuant to the terms hereof complies with the Charter Documents of the Company.

(b) Company Options. The Company Stock Plan is the only equity-based plan or program providing for equity compensation of any Person in respect of the Company Capital Stock, and except for the Company Stock Plan, the Company has never adopted or maintained any stock option plan or other plan, agreement or arrangement providing for equity compensation of any Person. The Company has reserved an aggregate of 1,648,407 shares of Company Common Stock for issuance pursuant to the Company Stock Plan (including shares subject to outstanding Company Options). As of the Agreement Date, a total of 1,245,714 shares of Company Common Stock are subject to outstanding Company Options, 527,376 of which were vested and exercisable as of the Agreement Date. The Company has not issued any awards under the Company Stock Plan other than Company Options. Section 2.4(b) of the Disclosure Schedule sets forth, as of the Agreement Date, for each Company Option: (i) the name of the holder thereof, (ii) the exercise price per share, (iii) the number of shares of Company Common Stock subject to such Company Option, (iv) the date of grant, vesting schedule (if applicable) and number of vested shares as of the Agreement Date, (v) whether such Company Option is an incentive stock option or non-statutory stock option under the Code, (vi) whether the vesting of such Company Option is to be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any (assuming for these purposes that the holder thereof does not waive any rights to acceleration), and (vii) whether such Company Option may be exercised prior to vesting. Complete and correct copies of the Company Stock Plan, the standard agreements under the Company Stock Plan and each agreement for awards under the Company Stock Plan that does not conform to the standard agreements under the Company Stock Plan, in each case as are in effect as of the Agreement Date, have been made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement the Company Stock Plan or any such agreements. The terms of the Company Stock Plan permit the treatment of Company Options as provided herein, without the consent or approval of any Company Optionholders, the Company Stockholders or any other Person other than the board of directors of the Company, which board approval was obtained prior to the execution and delivery hereof by the Company. All Company Options have been issued under the Company Stock Plan in all material respects in compliance with Law and all requirements set forth in applicable Contracts. All Company Options and shares of Company Common Stock issued upon exercise thereof have been granted and issued, and all exercises of Company Options have been made, in all material respects in accordance with the terms of the Company Stock Plan and in all material respects in compliance with applicable Law and all requirements set forth in applicable Contracts and each such grant, exercise and issuance was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. No Company Option has been granted with an exercise price less than the fair market value of a share of Company Common Stock on the date on which the grant of such Company Option was by its terms to be effective.

(c) Company Promised Options. Section 2.4(c) of the Disclosure Schedule identifies, as of the Agreement Date, (i) each Specified Person and (ii) for each Specified Person, the number and type of Company Promised Options contemplated or promised to be granted to such Specified Person and the terms of the Company Options promised to be granted thereby. The Company has made available to Parent complete and correct copies of each such offer letter, Contract or promise or, if oral, written summaries with respect to any such Company Promised Options.

(d) No Other Rights. Except for the shares of Company Capital Stock listed in Section 2.4(a) of the Disclosure Schedule, the Company Options listed in Section 2.4(b) of the Disclosure Schedule and the Company Promised Options listed in Section 2.4(c) of the Disclosure Schedule, as of the Agreement Date, there are no outstanding Company Securities or any promises or commitments to issue any Company Securities. There are no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, to which the Company is a party or by which it is bound obligating the Company to repurchase, redeem or otherwise acquire any Company Securities. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. No bonds, debentures, notes or other Indebtedness of the Company having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) are outstanding.

(e) Equity-Related Agreements. Section 2.4(e) of the Disclosure Schedule sets forth a complete and correct list of all Equity-Related Agreements. The Company has made available to Parent complete and correct copies of all Equity-Related Agreements.

2.5 No Conflict; Required Consents.

(a) The execution, delivery and performance by the Company of this Agreement and each of the Company Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with or violate the Charter Documents of the Company or any of its Subsidiaries, (ii) conflict with or violate any Laws or any judgment, decree or order to which the Company or any of its Subsidiaries is subject, or (iii) result (or would result, with or without notice or lapse of time, or both) in (A) any breach of or default under, (B) any Person’s right to consent, notice, or right of termination, acceleration, cancellation, modification or amendment of, or right to any increased, additional, accelerated or guaranteed payment or performance under, (C) any Encumbrance on any properties or assets of the Company or any of its Subsidiaries pursuant to, or (D) any adverse effect to the rights or obligations of the Company or any of its Subsidiaries or loss of any benefit for the Company or any of its Subsidiaries under, any Company Material Contract or Governmental Permit.

(b) The Company, its Subsidiaries and the Merger are not, and by the passage of time will not be, subject to a right of first negotiation, right of first offer or refusal, or any other similar right granted by the Company or any of its Subsidiaries (or any of their respective Affiliates) to or in favor of a third party with respect to an Acquisition Proposal or a potential Acquisition Proposal or otherwise that could affect or cause any delay in the consummation of the Merger or threaten the compliance with any of the exclusivity obligations under Section 4.7.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Authority is necessary or required to be made or obtained by the Company or any of its Subsidiaries to enable the Company to lawfully execute, deliver and perform this Agreement and each of the Company Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

2.6 Litigation. There is not, and since the Delaware Conversion there has not been, any Action that is material to the Company and its Subsidiaries, taken as a whole, pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or against any officer, director, employee or agent of the Company or any of its Subsidiaries in his or her capacity as such. There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator binding on the Company or any of its Subsidiaries or any of their respective assets or properties. Neither the Company nor any of its Subsidiaries have any Actions pending against any Governmental Authority or any other Person.

2.7 Taxes.

(a) Tax Returns, Taxes and Audits.

(i) The Company and each of its Subsidiaries (A) have properly completed and timely filed all income and other material Tax Returns required to be filed by them, and all Tax Returns filed or required to be filed by them are accurate, complete and correct in all material respects, (B) have timely paid all income and other material Taxes required to be paid by them for which payment was due (whether or not shown on any Tax Return), (C) have established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the face of the Company Balance Sheet (rather than in any notes thereto)), (D) have made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any underpayment, penalties or interest, and (E) since the Balance Sheet Date, have not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice other than as a result of the transactions contemplated by this Agreement. The Company and each of its Subsidiaries have made available to Parent complete and correct copies of all federal and state income Tax Returns and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received for all taxable years ending on or after December 31, 2017.

(ii) No deficiency for any Tax has been threatened, claimed, proposed or assessed, in each case in writing or otherwise to the Company’s Knowledge, against the Company or any of its Subsidiaries or any of their respective officers, employees or agents in their capacity as such which has not been settled or otherwise resolved.

(iii) Neither the Company nor any of its Subsidiaries have received from the IRS or any other Governmental Authority (including any sales or use Tax authority) any written (A) notice indicating an intent to open an audit or other review related to any Tax matter, (B) request for information related to any Tax matter, or (C) notice of deficiency or proposed adjustment of any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company or any of its Subsidiaries, in each case, which has not been settled or otherwise resolved. No Tax Return of the Company or any of its Subsidiaries is under audit by the IRS or any other Governmental Authority and any past audits (if any) have been completed and fully resolved to the satisfaction of the applicable Governmental Authority conducting such audit and all Taxes determined by such audit to be due from the Company or any of its Subsidiaries have been paid in full to the applicable Governmental Authorities or adequate reserves therefor have been established and are reflected on the face of the Company Balance Sheet (rather than in any notes thereto). No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is required to file any Tax Return in that jurisdiction.

(iv) No Tax liens are currently in effect against any of the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances. There is not in effect any waiver by the Company or any of its Subsidiaries of any statute of limitations with respect to any Taxes nor has the Company or any of its Subsidiaries agreed to any extension of time for filing any Tax Return that has not been filed (other than automatic extensions of time for filing income Tax Returns not exceeding six (6) months). Neither the Company nor any of its Subsidiaries has consented to extend the period in which any Tax may be assessed or collected by any Tax agency or authority which extension is still in effect.

(v) The Company and each of its Subsidiaries have received, from each current or former employee, non-employee director, consultant or other service provider of the Company or its Subsidiaries, as applicable who holds stock that is subject to a substantial risk of forfeiture as of the Agreement Date, if any, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares, and such elections were validly made and filed with the IRS in a timely fashion.

(vi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) any change in method of accounting made prior to the Closing Date for a taxable period ending on or prior to the Closing Date, including the application of Section 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax Laws) to transactions, events or accounting methods employed prior to the Closing, (B) any use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing, (D) any “intercompany transaction” or any “excess loss account” (within the meaning of Treasury Regulations Sections 1.1502-13 and 1502-19, respectively) (or any corresponding or similar provisions of state, local or foreign Tax Law) occurring or arising with respect to any transaction on or prior to the Closing Date, (E) any installment sale, open transaction or other transaction made on or prior to the Closing, (F) any prepaid amount received or paid on or prior to the Closing Date, or (G) any election made under Section 108(i) of the Code prior to the Closing.

(vii) Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has made or changed any material Tax election, adopted or changed any Tax accounting method, entered into any closing agreement or Tax ruling, or settled or compromised any material Tax claim or assessment, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(b) Withholding. The Company and each of its Subsidiaries has complied in all material respects with all Laws relating to the payment, collection and withholding of any Tax (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or any corresponding or similar provisions of state, local or foreign Tax Law), and has, in all material respects within the time and in the manner prescribed by Law, collected and withheld from employee wages and other amounts payable to or from third parties and paid over to the proper Governmental Authorities all amounts required to be so collected and withheld and paid over under all Laws (including the Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment Tax withholding Laws), including federal, state, local and foreign Taxes, and has, in all material respects, timely filed or provided all withholding Tax Returns in accordance with Law.

(c) Tax Status and Indemnification Obligations.

(i) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, indemnity, allocation or similar Contract, and neither the Company nor any of its Subsidiaries has any Liability to another party under any such Contract (excluding, for this purpose, any agreement entered into in the Ordinary Course of Business, the primary purpose of which does not relate to Taxes).

(ii) Neither the Company nor any of its Subsidiaries is now, nor has ever been, a member of a consolidated, combined, unitary, aggregate or affiliated group (within the meaning of Code Section 1504(a)) of which the Company is or was not the ultimate parent corporation. Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law), as a transferee or successor, by Contract or otherwise.

(iii) Neither the Company nor any of its Subsidiaries has ever constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify in whole or in part for Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(iv) The Company and its Subsidiaries have complied with all transfer pricing rules under applicable Tax laws in all material respects. The prices for any property or services (or for the use of any property) provided by or to the Company and its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.

(v) Neither the Company nor any of its Subsidiaries is or has been a party to any joint venture, partnership or other arrangement or Contract that is treated as a partnership for federal income Tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to the Company or any of its Subsidiaries, and the Company is and always has been taxed as a C corporation for U.S. federal income Tax purposes. The Company uses, and has always used, the accrual method of accounting for income Tax purposes and the taxable year of the Company is the calendar year ending December 31.

(vi) Neither the Company nor any of its Subsidiaries is or has ever been the beneficiary of any Tax exemption or Tax holiday.

(vii) Neither the Company nor any of its Subsidiaries has ever participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

(viii) Neither the Company nor any of its Subsidiaries has ever requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.

(ix) Neither the Company nor any of its Subsidiaries (A) has or has ever had a permanent establishment in any country other than the country in which it is organized and resident, (B) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, (C) has or has ever been subject to income Tax in a jurisdiction outside the country in which it is organized or resident, or (D) is required to register in any jurisdiction for VAT purposes pursuant to applicable Law.

(x) None of the shares of Company Capital Stock are “covered securities” under Treasury Regulations Section 1.6045-1(a)(15).

(xi) The Company is not, nor has it been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(xii) Neither the Company nor any of its Subsidiaries has deferred or delayed the payment of any Taxes under the COVID-19 Tax Acts or otherwise as a result of the effects of the COVID-19 pandemic.

(d) No Tax Shelters. Neither the Company nor any of its Subsidiaries (i) has disclosure obligations under Section 6662 of the Code or comparable provisions of state, local or foreign Law (ii) has participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions, has consummated, has participated in, or is currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(e) Notwithstanding anything to the contrary herein, the Indemnifying Parties make no representation or warranty regarding the availability of any net operating loss or other Tax asset of the Company or its Subsidiaries, or Parent’s or any of its Affiliates’ ability to utilize such net operating loss or other Tax asset, in each case, following the Closing.

(f) Nonqualified Deferred Compensation.

(i) Each Company Benefit Arrangement that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence each such plan have, since the incorporation of the Company, conformed to the provisions of Section 409A of the Code and the Treasury Regulations thereunder. No payment pursuant to any arrangement between the Company or any of its Subsidiaries and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations thereunder) would subject any Person to a Tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise. No Company Benefit Arrangement or other Contract provides a gross-up, reimbursement or other indemnification for any Tax or related interest or penalty that may be imposed for failure to comply with the requirements of Section 409A of the Code.

(ii) All Company Options have been authorized by the board of directors of the Company or an appropriate committee thereof, and, if required, approved by stockholders of the Company by the necessary number of votes or written consent, including approval of the option exercise price or the methodology for determining the Company Option exercise price and the substantive option terms. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. No Company Option has been retroactively granted, or the exercise price of any Company Option determined retroactively. No Company Option or other right to acquire Company Common Stock or other equity of the Company (A) has an exercise price that has been or may be less than the fair market value of a share of the underlying stock as of the date such Company Option or right was granted as determined in accordance with Section 409A of the Code, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or right, or (C) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder).

(g) Golden Parachute. Neither the Company nor any of its Subsidiaries have entered into any Contract or maintained any Company Benefit Arrangement that could give rise to payments with respect to the performance of services that are nondeductible under Section 280G of the Code or subject to the excise Tax under Section 4999 of the Code. There is no Company Benefit Arrangement or other Contract by which the Company is bound to compensate any employee of the Company or other service provider of the Company for any excise Tax or related interest or penalty paid pursuant to Section 4999 of the Code.

2.8 Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries are otherwise a creditor or debtor to, or party to any Contract or transaction with, any Related Party, except (a) to the extent provided for by the terms and conditions of Company Benefit Arrangements listed in Section 2.17(l) of the Disclosure Schedule and (b) transactions evidenced by the Equity-Related Agreements listed in Section 2.4(e) of the Disclosure Schedule.

2.9 Company Financial Statements.

(a) Section 2.9(a) of the Disclosure Schedule sets forth the Company Financial Statements. The Company Financial Statements: (i) are derived from the Books and Records and are complete and correct, (ii) fairly present in all material respects the financial condition of the Company and its Subsidiaries at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified, and (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated on Section 2.9(a) of the Disclosure Schedule (except that the unaudited interim period Company Financial Statements are subject to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material to the Company or any of its Subsidiaries).

(b) All of the accounts receivable, whether billed or unbilled, of the Company and its Subsidiaries arose in the Ordinary Course of Business, are carried at values determined in accordance with

GAAP consistently applied, are, to the Knowledge of the Company, not subject to any valid set-off or counterclaim, and do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, and are collectible except to the extent of reserves therefor set forth in the Company Balance Sheet or, for accounts receivable arising subsequent to the Balance Sheet Date, as reflected on the Books and Records of the Company and its Subsidiaries (which accounts receivable are recorded in accordance with GAAP consistently applied). No Person has any Encumbrance on any accounts receivable of the Company or any of its Subsidiaries and no agreement for deduction or discount has been made with respect to any accounts receivable of the Company or any of its Subsidiaries.

(c) None of the accounts payable of the Company or any of its Subsidiaries in excess of $30,000 are past due by more than sixty (60) days.

(d) Neither the Company nor any of its Subsidiaries have any Liabilities, except for (i) those shown on the Company Balance Sheet, (ii) those that were incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) any executory obligations (that are not arising out of breach of contract or breach of warranty) arising under any Contracts to which the Company or any of its Subsidiaries is a party, (iv) Transaction Expenses and (v) Liabilities that are not, individually or in the aggregate, material. All reserves established by the Company or any of its Subsidiaries that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP. Neither the Company nor any of its Subsidiaries have any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act. No bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or their respective properties or assets, and there is no basis therefor. The Company is financially solvent in accordance with GAAP.

(e) Section 2.9(e) of the Disclosure Schedule sets forth a complete and correct list of each item of Indebtedness of the Company and its Subsidiaries as of the Agreement Date, identifying the name and address of the creditor thereto, all related Contracts, the amount of such Indebtedness as of the close of business on the Agreement Date, and any restriction or penalty upon the prepayment of any such Indebtedness. With respect to any Indebtedness, neither the Company nor any of its Subsidiaries is or has ever been in default and no payments are past due.

(f) All of the PPP Indebtedness that the Company or any of its Subsidiaries has ever had has been Forgiven and is no longer outstanding. Section 2.9(f) of the Disclosure Schedule sets forth all PPP Indebtedness that the Company and its Subsidiaries has ever had. The Company has made available complete and correct copies of the Company’s application for PPP Indebtedness, application for forgiveness of any PPP Indebtedness, all information submitted to the lender of any PPP Indebtedness in support thereof and a copy of the final approval of the forgiveness of all PPP Indebtedness. The Company’s prior PPP Indebtedness constituted one or more “covered loans” as defined in Section 1102(a)(2)(A) of the CARES Act. The Company at all applicable times met the eligibility requirements for application and receipt of any PPP Indebtedness and at all applicable times has been in compliance with the CARES Act with respect to any PPP Indebtedness. The Company used one hundred percent (100%) of the proceeds of any PPP Indebtedness solely for uses of proceeds of PPP Indebtedness that are permitted by 15 U.S.C. 636(a)(36)(F)(i) (as added to the Small Business Act by Section 1102 of the CARES Act) and uses of proceeds of any PPP Indebtedness that are eligible for forgiveness under Section 1106 of the CARES Act and otherwise in compliance with all other provisions or requirements of the CARES Act applicable in order for any PPP Indebtedness to be eligible for forgiveness.

(g) Section 2.9(g) of the Disclosure Schedule sets forth all Contracts with JobsOhio to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or any of their respective assets or properties is bound. The Company has made available complete and correct copies of the Company’s application for the JobsOhio Grant and all information submitted to JobsOhio in support thereof. There has been no breach or default in any material respect by the Company or any of its Subsidiaries under any Contract with JobsOhio (and no event has occurred that (with or without notice or lapse of time, or both) would reasonably be expected to or would constitute a breach or default thereunder or require a repayment of any amounts granted thereunder), and the Company at all times met the eligibility requirements in all material respects for application and receipt of the JobsOhio Grant and at all applicable times has been in compliance in all material respects with the terms of the JobsOhio Grant and any Laws applicable thereto. Without limiting the generality of the foregoing, the Company has used one hundred percent (100%) of the proceeds of any JobsOhio Grant solely for uses of proceeds in accordance with JobOhio’s grant guidelines to invest in fixed-assists associated with the “Project” at the applicable “Project Address” and has attained all “Metric Commitments” no later than the applicable “Metric Evaluation Date” (as all such quoted terms are defined in the applicable JobsOhio Grant).

(h) The Company and its Subsidiaries make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect, in all material respects, the transactions and dispositions of the assets of the Company and its Subsidiaries. The Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions, are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and any other criteria applicable to such statements, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any of its Representatives, have received or otherwise obtained any written, or to the Knowledge of the Company, oral, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. There has been no fraud, whether or not material, involving any member of the board of directors or any officer of the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries who has a significant role in the Company’s internal control over financial reporting.

2.10 Title to Properties.

(a) The Company and each of its Subsidiaries have good and marketable title to, or in the case of leased assets and properties, valid leasehold interests in, all of the material tangible assets and properties (including those shown on the Company Balance Sheet) used or held for use in, or necessary for, the operation of the Company Business, free and clear of all Encumbrances, other than Permitted Encumbrances. All machinery, vehicles, equipment and other material tangible personal property owned or leased by the Company or any of its Subsidiaries or used in the Company Business are in good operating condition and satisfactory repair, normal wear and tear excepted and are sufficient for the continued operation of the Company Business following the Closing. Section 2.10(a) of the Disclosure Schedule sets forth a complete and correct list of all leases or licenses with respect to material tangible personal property used by the Company and its Subsidiaries as of the Agreement Date. All leases of personal property to which the Company or any of its Subsidiaries is a party are in full force and effect and afford the Company a valid leasehold interest in, or license to use, the personal property that is the subject of such lease or license.

(b) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property, nor is either party to any agreement to purchase or sell any real property. Section 2.10(b) of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any of its subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries as of the Agreement Date (the “Company Facilities”). The Company has provided Parent with correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Facilities, including all amendments, terminations and modifications thereof (“Company Leases”). The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, materially impair the rights of the Company or any of its Subsidiaries or alter the rights or obligations of the sublessor, lessor or licensor under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Leases, or otherwise adversely affect the continued use and possession of the Company Facilities for the conduct of business as presently conducted. The Company or its Subsidiaries currently occupies all of the Company Facilities for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Company Facilities. All security deposits and letters of credit given or received by the Company or a subsidiary under the Company Leases remain in place in the full amounts required under the Company Leases and have not expired, been drawn upon or otherwise applied. Neither the Company nor any Subsidiary has entered into any agreement, whether written, or oral, to defer rent or any other obligation under any Company Lease or with respect to any Company Facilities to any period after the Closing Date and no rent or other obligation under a Company Lease or with respect to any Company Facilities has been deferred in such manner.

(c) The Company Facilities are in good operating condition and repair and are suitable for the conduct of the business as presently conducted therein. Neither the operation of the Company nor any of its Subsidiaries on the Company Facilities nor, to the Company’s Knowledge, such Company Facilities, violate any Law relating to such property or operations thereon. Neither the Company nor any of its Subsidiaries could be required to expend more than $10,000 in causing any Company Facilities to comply with the surrender conditions set forth in the applicable Company Lease (excluding costs related to removal of furniture, personal property or cabling). The Company and each of its Subsidiaries has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no continuing liability with respect to such terminated real property leases. Neither the Company nor any subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Company Facilities. The Company expects to be able to continue to have the right to occupy the Company Facilities through the remainder of the term of the applicable Company Lease.

2.11 Absence of Certain Changes.

(a) Since the Balance Sheet Date through the Agreement Date, the Company Business has been operated in the Ordinary Course of Business and there has not been any Company Material Adverse Effect or any material damage, destruction or loss of any material property or material asset, whether or not covered by insurance, except ordinary wear and tear.

(b) Since the Balance Sheet Date through the Agreement Date, neither the Company nor any of its Subsidiaries have taken any action that, if taken after the Agreement Date, would require notice to, or consent from, Parent under Section 4.1.

2.12 Company Material Contracts.

(a) Section 2.12(a) of the Disclosure Schedule sets forth a list of each Contract of the following types to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or any of their respective assets or properties is bound as of the Agreement Date (excluding Company Benefit Arrangements set forth on Section 2.17(l) of the Disclosure Schedule), including the applicable subsection(s) to which such Contract is responsive:

(i) any Contract providing for payments (whether fixed, contingent or otherwise) by or to the Company or any of its Subsidiaries (excluding offer letters and employment arrangements for at-will employment) (A) in an annual amount of $125,000 or more or (B) in an aggregate amount of $250,000 or more;

(ii) any Contract with the Company’s users, customers or clients other than pursuant to a form of agreement without any material deviation from the Company’s Standard Customer Agreement;

(iii) any dealer, distributor, reseller, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, license, sublicense, lease, distribute, market or take orders for any Company Offering or Company Technology;

(iv) any Contract that (a) provides for the authorship, invention, creation, conception or other development of any Technology or Intellectual Property Rights (A) by the Company or any of its Subsidiaries for any other Person or (B) for the Company or any of its Subsidiaries by any other Person (other than pursuant to the Company’s then-current standard form Invention Assignment Agreement which has not been revised in any way), including, in the case of each of clauses (A) and (B), any joint development, (b) provides for the assignment or other transfer of any ownership interest in Technology or Intellectual Property Rights (1) to the Company or any of its Subsidiaries from any other Person other than pursuant to the Company’s then-current standard form Invention Assignment Agreement which has not been revised in any way and under which no Technology necessary for the operation of the Company Business has been excluded from assignment or (2) by the Company or any of its Subsidiaries to any other Person, (c) includes any grant of an Intellectual Property License to any other Person by the Company or any of its Subsidiaries (other than, with respect to this subsection (c) only, Standard Outbound Licenses), or (d) includes any grant of an Intellectual Property License to the Company by any other Person (other than, with respect to this subsection (d) only, Standard Inbound Licenses);

(v) any Contract that relates to a partnership, joint venture, joint marketing, joint development or similar arrangement with any other Person;

(vi) any Company Employee Agreement or other Contract for or relating to the employment by the Company or any of its Subsidiaries of any director, officer, consultant or employee which is not terminable without penalty with less than thirty (30) days’ notice (other than such Contracts with respect to former directors, officers, or employees under which no Company or Company Subsidiary obligations or liabilities remain outstanding);

(vii) any Contract involving any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any equity purchase,

option, hospitalization, insurance or similar employee benefit plan or practice, whether formal or informal;

(viii) any Contract involving any severance, change-of-control, retention or benefits or similar payments;

(ix) any Contract between the Company or any of its Subsidiaries and any current or former advisor, independent contractor, or leased employee who has been involved in the authorship, invention, creation, conception or other development of any Company Technology or that relate to any issuance or promises or commitments to issue any Company Securities;

(x) any Contract under which the Company or any of its Subsidiaries has advanced or loaned any amount to any of its directors, officers, or employees (other than routine advances for business expenses or under the Company’s 401(k) plan) or to any other Person;

(xi) any Contract relating to or evidencing any Indebtedness of the Company or any of its Subsidiaries or otherwise placing an Encumbrance (other than a Permitted Encumbrance) on any asset of the Company or any of its Subsidiaries;

(xii) any Contract that restricts the Company or any of its Subsidiaries from, or following the Effective Time will restrict Parent or any of its Affiliates from (1) engaging in any aspect of their respective businesses, (2) participating or competing in any line of business, market or geographic area, (3) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), or (4) soliciting potential employees, independent contractors, suppliers or customers (other than personnel non-solicitation restrictions with a term limit no longer than one year entered into in the Ordinary Course of Business that are not material to the Company or its Subsidiaries);

(xiii) any Contract under which the Company or any of its Subsidiaries grants or is bound by or, following the Effective Time, purports to have Parent or any of its Affiliates grant or be bound by, any exclusive rights, rights of refusal, rights of first negotiation or similar rights;

(xiv) any Contract that following the Effective Time would or would purport to: (1) require Parent or any of its Affiliates to grant any Intellectual Property License or (2) restrict Parent or any of its Affiliates from performing any of the activities listed in 2.12(a)(xi)(1) – (4) except as such activities were restricted with respect to the Company under those Contracts at the time immediately preceding Closing;

(xv) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Company Securities, other than those Contracts in substantially the form of the standard agreement evidencing Company Options under the Company Stock Plan made available to Parent;

(xvi) any Contract with any labor union or any collective bargaining agreement or similar Contract with the Company’s or any of its Subsidiaries’ employees;

(xvii) any Contract relating to the settlement of any Action or threatened Action (including any agreement under which any employment-related claim is settled);

(xviii) any Contract with any Related Party, or with respect to which, to the Knowledge of the Company, a Related Party is directly or indirectly interested (other than those subject to the exceptions in Section 2.8);

(xix) any Company Lease;

(xx) any Contract relating to the acquisition or disposition of a material portion of the assets of, or any equity interest in, any Person or business, whether by way of merger, consolidation, amalgamation, plan or scheme of arrangement, purchase or sale of stock or assets, license or otherwise;

(xxi) any Contract with any Person with whom the Company or any of its Subsidiaries does not deal at arm’s length;

(xxii) any Contract that involves the sharing of profits or revenue with other Persons or the payment of royalties or referral fees to any other Person, excluding Non-Negotiated Vendor Contracts;

(xxiii) any Contract imposing any support, maintenance or service obligations on the part of the Company or any of its Subsidiaries, excluding any such Contract that has been entered into in the Ordinary Course of Business;

(xxiv) any Contract that contains an earn-out, escrow or other similar contingent payment or obligation;

(xxv) any data protection agreement, business associate agreement, or other Contract for which the primary purpose of such Contract is addressing privacy, data protection, or information security obligations;

(xxvi) any Contract between the Company or any of its Subsidiaries and any Governmental Authority, university, college other educational institution or research center;

(xxvii) any Contract of indemnification, hold harmless agreement or guarantee, excluding any indemnification provisions in Contracts with the Company’s customers in the Ordinary Course of Business or included in Non-Negotiated Vendor Contracts; and

(xxviii) any power of attorney relating to the Company or any of its Subsidiaries that is currently effective and outstanding.

(b) All Company Material Contracts are in written form. The Company has made available to Parent correct and complete copies of each Company Material Contract, including all modifications, amendments, and supplements thereto. Each of the Company Material Contracts constitutes a valid and binding obligation of the Company or any of its Subsidiaries, as applicable (and any other party thereto), as applicable, enforceable in accordance with its terms, subject to the Enforceability Exceptions, and is in full force and effect in accordance with its terms. No party to a Company Material Contract has claimed a force majeure event (or similar excuse in performance) due to COVID-19 with respect thereto. There has been no breach or default in any material respect by the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any other party thereto) under any Company Material Contract, no event has occurred that (with or without notice or lapse of time, or both) would reasonably be expected to or would constitute a breach or default thereunder by the Company or any of its Subsidiaries (or, to the

Knowledge of the Company, any other party thereto), and neither the Company nor any of its Subsidiaries have received (i) any written claim of any such breach or default in any material respect or (ii) written notice of cancellation by the other party to any Company Material Contract.

2.13 No Restrictions. Neither the Company nor any of its Subsidiaries is a party to, and no asset or property of the Company or any of its Subsidiaries is bound or affected by, any Contract, judgment, injunction, order or decree, that restricts or prohibits the Company or any of its Subsidiaries or, following the Merger, will restrict or prohibit Parent or any of its Affiliates, from freely engaging in the Company Business or from competing anywhere in the world (including any Contracts, judgments, injunctions, orders or decrees restricting the geographic area in which the Company or any of its Subsidiaries or, following the Merger, Parent or any of its Affiliates may sell, license, market, distribute or support any products, Intellectual Property Rights or Technology or provide services or restricting the markets, customers or industries that the Company or any of its Subsidiaries or, following the Merger, Parent or any of its Affiliates may address in operating the Company Business or restricting the prices that the Company or any of its Subsidiaries or, following the Merger, Parent or any of its Affiliates may charge for Company Intellectual Property Rights, Company Technology or Company Offerings (including most favored customer pricing provisions)), or includes any grants by the Company or any of its Subsidiaries or, following the Merger, Parent or any of its Affiliates of exclusive rights or licenses, noncompetition rights, rights of refusal, rights of first negotiation or similar rights.

2.14 Intellectual Property.

(a) Section 2.14(a) of the Disclosure Schedule sets forth a complete and correct list of all Registered Company Intellectual Property Rights as of the Agreement Date. For each item of Registered Company Intellectual Property Rights, Section 2.14(a) of the Disclosure Schedule lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.

(b) All necessary fees and filings with respect to any Registered Company Intellectual Property Rights have been timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect. There are no renewals, annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Company Intellectual Property Rights prior to February 1, 2022. No issuance or registration obtained and no application filed by the Company or any of its Subsidiaries for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. Neither the Company nor any of its Subsidiaries have claimed any status in the application for or registration of any Registered Company Intellectual Property Rights, including “small business status,” that would not be applicable to Parent and/or the Surviving Corporation. The Registered Company Intellectual Property Rights that are registered with a Governmental Authority are, and, as of and immediately following the Effective Time, subsisting and, to the Knowledge of the Company, valid and enforceable and all Registered Company Intellectual Property Rights that are applications have been properly filed with the appropriate Governmental Authority.

(c) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to (i) all Registered Company Intellectual Property Rights and (ii) all other Company Intellectual Property Rights and Company Technology (clauses (i) and (ii) collectively, the “Owned Company IP”), free and clear of all Encumbrances, other than Permitted Encumbrances. The Company or one of its Subsidiaries has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of Owned Company IP. Neither the Company nor any of its Subsidiaries has (i) transferred to any Person ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that would be Company Intellectual Property Rights but for such transfer or exclusive license, or (ii) permitted the rights of any Owned Company IP to lapse or enter into the public domain. As of the Agreement Date, no Company Intellectual Property Rights or Company Technology are subject to any legal claim, proceeding or outstanding decree, order, judgment, stipulation or Contract restricting in any manner, the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property Rights or Company Technology. All Intellectual Property Rights and Technology that are not Owned Company IP and currently used by the Company in conduct of the Company Business (“Licensed IP”) are validly licensed to the Company or one of its Subsidiaries. The Company or one of its Subsidiaries have (and will continue to have immediately following the Effective Time) valid and continuing rights (under such Contracts) to use, sell, license and otherwise exploit, as the case may be, all Licensed IP as the same are currently used, sold, licensed and otherwise exploited by the Company or one of its Subsidiaries.

(d) All Owned Company IP is fully and freely transferable and assignable and may be transferred and assigned to Parent without restriction and without payment of any kind to any third Person, other than any applicable Taxes.

(e) The Owned Company IP and the Licensed IP constitute all of the Intellectual Property Rights and Technology that are used in or are necessary, and are sufficient, to enable the Company and its Subsidiaries to conduct the Company Business as it currently is conducted, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Company Offering.

(f) Section 2.14(f) of the Disclosure Schedule sets forth a complete and correct list as of the Agreement Date of all Intellectual Property Licenses granted expressly under Patents (i) from another Person to the Company or one of its Subsidiaries, and (ii) from the Company or one of its Subsidiaries to another Person.

(g) Copies of the Company’s standard form(s) of non-disclosure agreement, the Standard Customer Agreements, and any other of the Company’s standard form(s), including attachments, of non-exclusive licenses of, or agreements to provide on a non-exclusive basis, Company Offerings to customers (collectively, the “Standard Form Agreements”) have been made available to Parent.

(h) Neither the conduct of the Company Business as it has been conducted or is currently conducted, nor any Company Offering (including the design, development, use, practice, offering, licensing, provision, import, branding, advertising, promotion, marketing, sale, distribution, making available, or other exploitation of any Company Offering) (i) has been or is infringing, misappropriating (or resulting from the misappropriation of), diluting, using or disclosing without authorization, or otherwise violating (and, when conducted by the Surviving Corporation following the Closing in the same manner, will not infringe, misappropriate, dilute, use or disclose without authorization, or otherwise violate) any Intellectual Property Rights of any third Person, (ii) has been or is contributing to or inducing (and, when conducted by the Surviving Corporation following the Closing in the same manner, will not contribute to or induce) any infringement, misappropriation, or other violation of any Intellectual Property Rights of any third Person, or (iii) has been or is constituting (and, when conducted following the Closing by the Surviving Corporation in the same manner, will not constitute) unfair competition or trade practices under the Laws of any relevant jurisdiction.

(i) As of the Agreement Date, neither the Company nor any of its Subsidiaries have received any written (or, to the Knowledge of the Company, oral) notice from any Person (i) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business or (iii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology. To the Knowledge of the Company, there is no basis for any Person to make any such allegation, invitation, or challenge. Neither the Company nor any of its Subsidiaries have any specific reason to believe that any such claim is or may be forthcoming.

(j) To the Knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting or violating any Owned Company IP. Neither the Company nor any of its Subsidiaries have made any written claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Owned Company IP.

(k) Neither this Agreement nor the transactions contemplated by this Agreement will, pursuant to any Contract by which the Company or any of its Subsidiaries is bound, result in: (i) Parent, the Company, its Subsidiaries, the Surviving Corporation or any of their respective Affiliates granting to any third Person any right to or with respect to any Intellectual Property Rights owned by, or licensed to any of them (other than rights granted by the Company or one of its Subsidiaries on or prior to the Closing Date under Intellectual Property Rights held by the Company or one of its Subsidiaries as of the Closing Date) or being required to provide any Source Code for any Company Offering to any third Person, (ii) Parent, the Company its Subsidiaries, or any of their respective Affiliates being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business (other than restrictions binding on the Company or one of its Subsidiaries on or prior to the Closing Date which continue to apply in the same manner after Closing), or (iii) Parent, the Company, its Subsidiaries, or any of their respective Affiliates being obligated to pay any rates for royalties or other license fees with respect to Intellectual Property Rights of any third Person in excess of those payable by the Company or one of its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby.

(l) The Company and its Subsidiaries, as the case may be, have taken commercially reasonable measures to protect all Proprietary Information of the Company and all Proprietary Information of any third Person in the Company’s or its Subsidiaries’ possession or control, or to which the Company or its Subsidiaries’ have access, with respect to which the Company or its Subsidiaries’ have a confidentiality obligation. No Proprietary Information has been authorized to be disclosed or has been actually disclosed to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such Proprietary Information or to a Person otherwise legally bound to keep such Proprietary Information confidential. Each current and former employee, director, consultant, and independent contractor of the Company or one of its Subsidiaries that has been involved in the authorship, invention, creation, conception or other development of any Company Technology has entered into an enforceable written non-disclosure and invention assignment Contract with the Company or one of its Subsidiaries that effectively and validly assigns to the Company all Intellectual Property Rights and Technology authored, invented, created, conceived, or otherwise developed by such employee, consultant, independent contractor, or director in the scope of his, her or its employment or engagement with the Company in the unnegotiated form made available to Parent prior to the Agreement Date (an “Invention Assignment Agreement”). No current or former employee, consultant, independent contractor or director of the Company or any of its Subsidiaries has excluded any Technology (or any Intellectual Property Rights in or to any Technology) from his or her or its assignment of inventions pursuant to such Person’s Invention

Assignment Agreement that was authored, invented, created, conceived, or otherwise developed prior to his or her or its employment or engagement with the Company or one of its Subsidiaries that is necessary for the operation of the Company Business as currently conducted or as currently proposed by the Company to be conducted (as reflected in product roadmaps made available to Parent). Without limiting the foregoing, all rights in, to and under all Intellectual Property Rights and Technology created by the Company’s founders for or on behalf of or in contemplation of the Company (or the Company’s business) prior to their commencement of employment with the Company have been duly and validly assigned to the Company.

(m) None of the Source Code for any Company Software has been licensed or provided to, or used or accessed by, any Person other than employees, directors, consultants and independent contractors of the Company or one of its Subsidiaries who have entered into written confidentiality obligations with the Company or one of its Subsidiaries, as applicable, with respect to such Source Code. Neither the Company nor any of its Subsidiaries is party to any Source Code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a Source Code escrow Contract or other Contract) requiring the deposit of any Source Code or related materials for any Company Software, or that will otherwise result in will result in, or entitle any Person to demand, the disclosure, delivery or license of any Source Code for any Company Offering to any Person. Neither this Agreement nor the transactions contemplated by this Agreement will result in, or entitle any Person to demand, the disclosure, delivery or license of any Source Code for any Company Software to any Person.

(n) Section 2.14(n) of the Disclosure Schedule sets forth a list of all Open Source Software that is included, incorporated or embedded in, linked to, combined or distributed with any Company Offering (but excluding the Company Web Site, including any platform or other Company Software used for each Company Web Site) as of the Agreement Date, and accurately describes (i) Company Offerings to which each such item of Open Source Software relates, and (ii) for Software subject to a Copyleft License, the manner in which such Copyleft License was incorporated, linked or otherwise used in the Software, including, without limitation, (a) whether (and if so, how) the Software subject to the Copyleft License is or has been modified and/or distributed by or on behalf of the Company or one of its Subsidiaries or their respective Affiliates and (b) whether (and if so, how) the Software subject to a Copyleft License was incorporated into or linked in any Company Technology or Company Offering. Section 2.14(n) of the Disclosure Schedule also lists (or provides a link to) the applicable license for each such item of Open Source Software. Each of the Company and its Subsidiaries, as the case may be, complies with all license terms applicable to any item of Open Source Software disclosed, or required to be disclosed, in Section 2.14(n) of the Disclosure Schedule.

(o) No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed or made available with or used in the delivery or provision of any Company Software or any Company Offering, in each case, in a manner that (i) subjects any Company Software to any Copyleft License or that requires or purports to require the licensing of any Company Intellectual Property Rights, or any portion of any Company Offering other than such Open Source Software, for the purpose of making derivative works, (ii) requires or purports to require the disclosure or distribution in Source Code form of any Company Technology, including any portion of any Company Offering other than such Open Source Software, or (iii) imposes any restriction on the consideration to be charged for the distribution of any Company Technology, including any portion of any Company Offering other than such Open Source Software.

(p) The Company Technology and Company Offerings are free from any material defect or bug, or programming, design or documentation error. None of the Company Technology or Company Offerings constitutes or contains any Contaminants. None of the Company Offerings employs a user’s Internet connection without such user’s knowledge to gather or transmit information regarding such user or such user’s behavior.

(q) (i) No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Owned Company IP, and (ii) no Governmental Authority or any university, college, other educational institution or research center owns, purports to own, has any other rights in or to (including through any Intellectual Property License), or has any option to obtain any rights in or to, any Owned Company IP. No employee, consultant or independent contractor of the Company or any of its Subsidiaries who has been involved in the creation or development of any Technology or Intellectual Property Rights for the Company or any of its Subsidiaries has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

2.15 Privacy and Data Protection.

(a) Schedule 2.15(a)(i) of the Disclosure Schedule sets forth as of the Agreement Date (i) each category of Company Data collected or received by the Company Offerings, or Processed by or for the Company or any of its Subsidiaries in connection with the operation or provision of the Company Offerings, in each case distinguishing between Company Offerings; (ii) all locations, whether physical or electronic, where Company Data maintained or Processed by or for the Company or any of its Subsidiaries is stored; and (iii) all registrations with data protection authorities or other Governmental Authorities relating to the Processing of Company Data. All Privacy Policies have been made available to Parent. The Company and its Subsidaries and, to the Knowledge of the Company, all service providers to the Company or any of its Subsidiaries with access to Company Data Processed by or for the Company or any of its Subsidiaries (in the case of service providers, relating to such service provider’s provision of services to the Company or any of its Subsidaries or Processing of Company Data) comply, and at all times since the Delaware Conversion have complied, in all material respects, with all Privacy Requirements. There are no material unsatisfied requests from any Persons to the Company or any of its Subsidiaries relating to the exercise of rights under Privacy Requirements. Neither the Company nor of its Subsidiaries sell, and have never sold, any Personal Data.

(b) The Company and its Subsidiaries have, and at all applicable times have had, all rights and authorizations to Process Company Data as Processed by or for the Company or any of its Subsidiaries. Neither the execution, delivery, or performance of this Agreement or any other transactions contemplated by this Agreement will violate any Privacy Requirements. Neither the Company nor any of its Subsidiaries is subject to any Privacy Requirements or obligations under any Contract that, following the Closing, would prohibit the Company, any of its Subsidiaries or Parent from Processing Company Data as Processed by or for the Company or any of its Subsidiaries prior to the Closing.

(c) With respect to any collection of data or other content by scraping, crawling or any other forms of automated collection processes, technologies, or methods used by or for the Company or any of its Subsidiaries (“Automated Data Collection”), any such Automated Data Collection has at all times been consistent with reasonable industry practices, all Laws and Privacy Requirements, and all terms of service, terms of use, or other notices displayed on any data sources or any Contracts with providers or publishers of data. In connection with any Automated Data Collection, neither the Company, nor any of its Subsidiaries nor any of their respective employees, agents, or service providers have (i) Company Data in a manner violating any Law or Privacy Requirement; (ii) concealed any Person’s identity or the manner in which data is obtained; (iii) disabled or circumvented any technological measures designed to prevent, limit, or impose restrictions or limitations on access; (iv) interfered with or impeded users’ attempts to access or use any service; or (v) received any notices, inquiries, complaints, or other correspondence relating to Automated Data Collection.

(d) There is not and has not been any complaint to, or any audit, proceeding, investigation (formal or informal), inquiry, claim, demand or allegation against or to, the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective service providers or customers (in the case of service providers and customers, relating to any Company Offerings or acts or omissions by or for the Company or any of its Subsidiaries) by any private party or any data protection authority, any court or tribunal, or any other Governmental Authority relating to the security of any IT Systems or the Processing of Company Data. Without limiting the generality of the foregoing, there are no, and have been no, actual or threatened Claims contesting or challenging any right or ability of the Company or any of its Subsidiaries to engage in any Processing of any Company Data.

(e) With respect to all Company Data Processed by or for the Company or any of its Subsidiaries, the Company and its Subsidiaries, as the case may be, have at all times implemented and maintained reasonable and appropriate plans, policies, procedures, and safeguards (including implementing and monitoring compliance with reasonable and appropriate measures with respect to technical and physical security) designed to protect the Company Data against loss and against unauthorized or accidental Processing. No loss of, and no unauthorized Processing of Company Data has occurred. The Company and its Subsidiaries have at all times taken prompt, appropriate action (including, where appropriate, eliminating or mitigating risks, threats, and vulnerabilities to a reasonable and appropriate level) in response to all risks, threats, and vulnerabilities identified in assessments and analyses performed by or for the Company or any of its Subsidiaries or which risks, threats, or vulnerabilities otherwise have been identified to the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries take, and at all times have taken, reasonable and appropriate steps (including implementing and monitoring compliance with reasonable measures with respect to technical and physical security) consistent with reasonable industry standards, the Company’s security policies, and all applicable Contracts designed to preserve the availability, security, and integrity of the IT Systems, including by maintaining reasonable physical and technical security controls designed to prevent unauthorized disclosure of and access to the IT Systems. The Company and its Subsidiaries maintain reasonable and appropriate disaster recovery and business continuity plans, procedures, and facilities. There have been no security breaches or incidents of or impacting any IT Systems (including any loss or unauthorized acquisition of, or unauthorized use of or access to, any IT Systems). There have been no material outages of or material disruptions to any IT Systems.

2.16 Compliance with Laws.

(a) The Company and its Subsidiaries are, and since the Delaware Conversion have been, in compliance in all material respects with all applicable Laws.

(b) The Company and its Subsidiaries hold all permits, licenses and approvals from, and has, in all material respects, made all filings with, Governmental Authorities that are required to be held to conduct the Company Business in compliance with applicable Law and applicable Contracts (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. Neither the Company nor any of its Subsidiaries have since the Delaware Conversion received any written notice or other written communication, or to the Knowledge of the Company, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Governmental Permit or any failure to comply with any term or requirement of any

Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

(c) All materials, products and services distributed or marketed by the Company have at all times made all material disclosures to users or customers required by Law, and none of such disclosures made or contained in any such materials, products or services have been inaccurate, misleading or deceptive in any material respect.

2.17 Employees, ERISA and Other Compliance.

(a) Section 2.17(a)(i) of the Disclosure Schedule is a complete and correct list, to the extent permitted by applicable Law, of all current employees of the Company and its Subsidiaries as of the Agreement Date, and for each such employee, his or her: (1) job position or title, (2) annualized base salary or hourly wage (as applicable and as permitted to be disclosed under applicable law), (3) classification as full-time, part-time, or temporary, (4) classification as exempt or non-exempt under applicable state, federal or foreign overtime regulations, (5) commencement date of employment with the Company, (6) visa type (if any)and (7) work location. Section 2.17(a)(ii) of the Disclosure Schedule is a complete and correct list of all individual independent contractors, consultants, and leased workers of the Company and its Subsidiaries as of the Agreement Date, and for each such individual, his or her: (A) fee or compensation arrangements, (B) commencement date with the Company or any Affiliate of the Company, including the Company’s Subsidiaries, (C) service location; and (D) description of services provided.

(b) Since the Delaware Conversion, the Company and its Subsidiaries, as the case may be, have, in all material respects, correctly classified and paid employees as exempt employees and non-exempt employees under the Fair Labor Standards Act and other Laws. To the Knowledge of the Company, all employees of the Company and its Subsidiaries, as the case may be, are, and have been since their respective start of employment by the Company or one of its Subsidiaries, as the case may be, legally permitted to be employed by the Company or one of its Subsidiaries in the jurisdiction in which such employee is employed in their current job capacities for the maximum period permitted by Law. All independent contractors providing services to the Company or one of its Subsidiaries are and since the Delaware Conversion have been, in all material respects, properly classified, treated and paid as independent contractors for purposes of federal and applicable state Tax Laws, Laws applicable to employee benefits and other Laws. Neither the Company nor any of its Subsidiaries have employment Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of Proprietary Information or assignment of inventions).

(c) The Company, its Subsidiaries and each of their respective Affiliates: (i) are, and since the Delaware Conversion have been, in compliance in all material respects with all Laws (including any applicable COVID-19 Response Law) respecting employment, employment practices, terms and conditions of employment, discrimination, harassment, retaliation, employee health and safety, wages and hours, overtime pay, payroll documents, equal opportunity, occupational health and safety, termination or discharge, plant closing and mass layoff requirements, affirmative action, workers’ compensation, disability, unemployment compensation, whistleblower Laws, collective bargaining, health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, the requirements of the Health Insurance Portability and Accountability Act of 1996 and any similar provisions of state Law, (ii) have, since the Delaware Conversion, and withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or independent contractors of the Company or any of its Subsidiaries, (iii) are not liable, in any material respect for any arrears of wages or any Taxes or any penalty for failure to comply with any Law, and (iv) are not liable, in any material respect, for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or any other applicable social insurance, or other benefits or obligations for employees of the Company or any of its Subsidiaries (other than routine payments to be made in the Ordinary Course of Business). There are no pending or, to the Knowledge of the Company, threatened Actions against the Company, any of its Subsidiaries or any of their respective Affiliates under any worker’s compensation policy or long-term disability policy.

(d) Neither the Company nor any its Subsidiaries are party to or currently negotiating any collective bargaining or similar agreement with any labor union or organization, nor are any organized groups of its employees represented by any labor union. There is no, and since the Delaware Conversion there has been no, pending, or to the Company’s Knowledge, threatened, labor dispute, work slowdown, work stoppage, strike, investigation by a Governmental Authority, involving the Company or any of its Subsidiaries. To the Knowledge of the Company, no employee material to the Company or any of its Subsidiaries currently intends to terminate his or her employment with the Company or the Subsidiary, as the case may be, and no employee material to the Company or any of its Subsidiaries has received an offer to join a business that may be competitive with the Company Business.

(e) The Company and its Subsidiaries are each in compliance with the requirements of the Immigration Reform Control Act of 1986 and has a complete and correct copy of U.S. Citizenship and Immigration Services Form I-9 for each of its employees.

(f) Neither the Company nor any its Subsidiaries have since the Delaware Conversion been a party to any Action, or received written notice of any threatened Action, in which the Company or any of its Subsidiaries are, or were, alleged to have violated any Contract or Law in any material respect, relating to employment, including equal opportunity, discrimination, retaliation, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, classification or workers as independent contractors, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees.

(g) There is no pending, and to the Knowledge of the Company, threatened, and neither the Company nor of its Subsidiaries have since the Delaware Conversion received written notice of any, investigation or audit by a Governmental Authority responsible for the enforcement of labor, immigration or employment regulations and, neither the Company nor any of its Subsidiaries have since the Delaware Conversion been found by any Governmental Authority to have engaged in any unfair labor practice, as defined in the National Labor Relations Act (29 U.S.C. § 151 et seq.) or other applicable Laws.

(h) Since the Delaware Conversion, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act or any other Law in respect of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.

(i) Except as has been mandated by Governmental Authority, as of the Agreement Date, the Company has not had, any material direct workforce changes due to COVID-19 or applicable COVID-19 Response Law, including any actual terminations, layoffs, furloughs, shutdowns (whether voluntary or by order of a Governmental Authority), or any changes to benefit or compensation programs, nor are any such changes currently contemplated. Neither the Company or its Subsidiaries have experienced any employment-related Liability with respect to COVID-19 that has been material the Company and its Subsidiaries, taken as a whole.

(j) Neither the Company nor any of its Subsidiaries are subject to any affirmative action obligations under any Law, including, without limitation, Executive Order 11246, nor is the Company a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including, without limitation, the Service Contracts Act or prevailing wage Laws.

(k) Neither the Company nor any of its Subsidiaries have been a party to a settlement agreement with a current or former employee or independent contractor that relates primarily to allegations of sexual harassment or sexual misconduct. No allegations of sexual harassment or sexual misconduct have been made against any officer, director or employee of the Company or any of its Subsidiaries in his or her capacity as an officer, director or employee.

(l) Section 2.17(l) of the Disclosure Schedule sets forth a complete and correct list as of the Agreement Date of each material Company Benefit Arrangement.

(m) Complete and correct copies of the following documents, with respect to each Company Benefit Arrangement, where applicable, have been made available to Parent: (i) all documents embodying or other governing such Company Benefit Arrangement (or for unwritten Company Benefit Arrangement a written description of the material terms of such arrangement) and any funding medium for the Company Benefit Arrangement; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed IRS Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all material non-routine correspondence to and from any state or federal agency related to such Company Benefit Arrangement.

(n) Each Company Benefit Arrangement that is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Benefit Arrangement for any period for which such Company Benefit Arrangement would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that would cause any Company Benefit Arrangement to lose such qualification or require such action under the IRS Employee Plans Compliance Resolution System in order to maintain such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(o) Each Company Benefit Arrangement is and has been operated in material compliance with applicable Laws and regulations and is and has been administered in all material respects in accordance with applicable Laws and regulations and with its terms including without limitation ERISA, the Code, and the Patient Protection and Affordable Care Act of 2010, as amended (the “Affordable Care Act”). No Company Benefit Arrangement is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding or Action (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Arrangement or any fiduciary or service provider thereof, and, to the Knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been timely made with respect to all Company Benefit Arrangements either have been made or have been accrued in accordance with the terms of the applicable Company Benefit Arrangement and applicable Law. Each Company Benefit Arrangement satisfies the minimum coverage, affordability and non-discrimination requirements under the Code. The Company and its Subsidiaries, as the case may be, are and have been in compliance with the Affordable Care Act and has made an offer of affordable minimum essential coverage to its respective employees in the manner contemplated under Section 4980H of the Code to the extent required to avoid the adverse Tax consequences thereunder, and the Company is not otherwise liable or responsible for any assessable payment, Taxes or penalties under Section 4980H of the Code or under the Affordable Care Act or in connection with requirements relating thereto.

(p) Neither the Company, any of its Subsidiaries, nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute or had any Liability with respect to, including on account of any ERISA Affiliate (whether contingent or otherwise), to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company, any of its Subsidiaries, nor any of its ERISA Affiliates has ever incurred any Liability under Title IV of ERISA that has not been paid in full.

(q) Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate provides or has any obligation to provide health care or any other non-pension benefits to any employees (or their spouses, dependents, or beneficiaries) after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and neither the Company nor any of its Subsidiaries have ever promised to provide such post-termination benefits.

(r) Each Company Benefit Arrangement may be amended, terminated or otherwise modified (including cessation of participation) by the Company or any of its Subsidiaries, as the case may be, to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder and no employee communications or provision of any Company Benefit Arrangement has failed to effectively reserve the right of the Company, its Subsidiary, or the ERISA Affiliate to so amend, terminate or otherwise modify such Company Benefit Arrangement. Neither the Company, any of its Subsidiaries nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Benefit Arrangement or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Arrangement. Each asset held under each Company Benefit Arrangement may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability other than ordinary administration expenses. No Company Benefit Arrangement provides health or long-term disability benefits that are not fully insured through an insurance contract.

(s) No Company Benefit Arrangement is subject to the Laws of any jurisdiction outside the United States.

(t) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or upon occurrence of any additional event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director, consultant, independent contractor or other service provider of the Company, any of its Subsidiaries or any of its ERISA Affiliates; (ii) result in any “excess parachute payment” as defined in Section 280G of the Code, (iii) result in the forgiveness of any indebtedness; or (iv) limit the right of the Company, any of its Subsidiaries or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Company Benefit Arrangement or related trust.

2.18 Bank Accounts. Section 2.18 of the Disclosure Schedule sets forth as of the Agreement Date the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company and its Subsidiaries maintain accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

2.19 Insurance. Section 2.19 of the Disclosure Schedule sets forth as of the Agreement Date all insurance policies maintained by or it’s the benefit of the Company and its Subsidiaries (the “Insurance Policies”). Complete and correct copies of the Insurance Policies have been made available to Parent. Section 2.19 of the Disclosure Schedule sets forth as of the Agreement Date (a) the name of the insurer under each such Insurance Policy, the type of Insurance Policy, policy number and the term and amount of coverage thereunder, and (b) all claims made under such Insurance Policy. There is no claim pending under any of such Insurance Policy as to which coverage has been denied in writing or disputed in writing by the underwriters of such Insurance Policy or for which the total value (inclusive of defense expenses) of such denied or disputed claim would reasonably be expected to exceed the applicable policy limits. All premiums due and payable under all such Insurance Policies have been timely paid, and the Company and its Subsidiaries, as the case may be, are otherwise in compliance in all material respects with the terms of such Insurance Policy. All such Insurance Policies remain, and will remain immediately following the Closing, in full force and effect, and, to the Company’s Knowledge, no insurance provider has threatened in writing to terminate any of such Insurance Policies. Neither the Company nor any of its Subsidiaries have any self-insurance or co-insurance programs. To the Knowledge of the Company, no insurer has indicated plans to raise the premiums for, or materially alter the coverage under, any such Insurance Policy.

2.20 Environmental Matters. The Company and its Subsidiaries have at all times been in compliance with all Environmental Laws which compliance includes the possession of all Governmental Permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. Neither the Company nor any of its Subsidiaries have received any written notice or other written communication, whether from a Governmental Authority or any other Person, that alleges that the Company or any of its Subsidiaries are not in compliance with or have any liability pursuant to any Environmental Law, and to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by the Company or any of its Subsidiaries with any current Environmental Law in the future. To the Knowledge of the Company, no current or prior owner of any real property leased or possessed by the Company or any of its Subsidiaries has received any written notice or other written communication, whether from a Governmental Authority or any other Person, that alleges that such current or prior owner or the Company is not in compliance with or has any material liability pursuant to any Environmental Law. Neither the Company nor any of its Subsidiaries has manufactured, distributed, disposed of, arranged for the disposal of, transported, released, or exposed any Person to, any Hazardous Material, and no property is contaminated with any such Hazardous Material in a manner that would result in liability pursuant to Environmental Law. Neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations of any other Person arising under Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company, its Subsidiaries and any of their respective current or former facilities.

2.21 Customers and Suppliers.

(a) Section 2.21(a)(i) of the Disclosure Schedule sets forth the top ten (10) customers (or group of affiliated customers) of the Company and its Subsidiaries based on revenue during each of the (A) twelve-month period ending on December 31, 2020 and (B) the year-to-date period ending on the last day of the calendar month immediately preceding the Agreement Date (each a “Significant Customer”). Section 2.21(a)(ii) of the Disclosure Schedule sets forth a list of each Contract with a Significant Customer to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or any of their respective assets or properties is bound as of the Agreement Date. As of the Agreement Date, none of the Significant Customers has terminated or cancelled its relationship with the Company or its Subsidiaries. All Significant Customers are current in their payment of invoices and neither the Company nor any of its Subsidiaries have, and since January 1, 2020 have not had, any material disputes with any Significant Customer. To the Company’s Knowledge there is no material dissatisfaction on the part of any Significant Customer. Since January 1, 2020, neither the Company nor any of its Subsidiaries have received any written (or, to the Knowledge of the Company, oral) notice from any Significant Customer that such customer will not continue as a customer, as the case may be, of the Company or, following the Effective Time, Parent or any of its Affiliates or that such partner intends to terminate, breach or request a material modification to existing Contracts with the Company or any of its Subsidiaries or, following the Effective Time, Parent or any of its Affiliates. As of the Agreement Date, there are no warranty claims made, requests for service credits or refunds requested by any customer of the Company or any of its Subsidiaries with respect to any Company Offerings except for normal warranty claims and refunds consistent with past history or in the Ordinary Course of Business and that would not result in a reversal of any material amount of revenue by the Company or any of its Subsidiaries, as the case may be.

(b) Section 2.21(b)(i) of the Disclosure Schedule sets forth the top eight (8) vendors, suppliers of products and services to the Company and its Subsidiaries, and content partners based on amounts paid or payable by the Company to such vendors, suppliers, and content partners during each of (A) the twelve-month period ending on December 31, 2020 and (B) the year-to-date period ending on the last day of the calendar month immediately preceding the Agreement Date (each, a “Significant Supplier”). Section 2.21(b)(ii) of the Disclosure Schedule sets forth a list of each Contract with a Significant Supplier to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or any of their respective assets or properties is bound as of the Agreement Date. The Company and its Subsidiaries, as the case may be, are current in their payments consistent with the payment schedule for such Significant Supplier established and agreed in the Ordinary Course of Business to all Significant Suppliers and neither the Company nor any of its Subsidiaries have, and since January 1, 2020 have not had, any material dispute concerning Contracts with or products and/or services provided by any Significant Supplier that arose or remain unresolved. To the Company’s Knowledge, there is no material dissatisfaction on the part of any Significant Supplier. Neither the Company nor any of its Subsidiaries have received any written (or, to the Knowledge of the Company, oral) notice from any Significant Supplier that such vendor, supplier, or content partner shall not continue to work with the Company or any of its Subsidiaries, as the case may be, or, following the Effective Time, Parent or any of its Affiliates or that such vendor, supplier, or content partner intends to terminate, breach or not renew existing Contracts with the Company or any of its Subsidiaries, as the case may be, or, following the Effective Time, Parent or any of its Affiliates.

2.22 Anti-Money Laundering Laws. The Company and its Subsidiaries are and have always been, in compliance with all applicable financing recordkeeping and reporting requirements, including the U.S. criminal money laundering statutes 18 U.S.C. §§ 1956 and 1957, and all other applicable anti-money laundering and counter terrorist financing statutes of jurisdictions where the Company or its Subsidiaries conduct business and the rules and regulations thereunder (collectively, the “Anti-Money Laundering Laws”). There is no Action pending or threatened by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws.

2.23 Anti-Corruption and Anti-Bribery Laws.

(a) The Company, its Subsidiaries and their respective Affiliates (including any of their officers, directors, employees, agents or other Person associated with or acting for or on behalf of the

Company, its Subsidiaries or their respective Affiliates) have in the past five (5) years been, and are currently, fully in compliance with all applicable Anti-Corruption Laws.

(b) Neither the Company nor its Subsidiaries, nor any of their respective Affiliates (including any of their directors, officers, employees, agents, or other Person associated with or acting for or on behalf of the Company) have, directly or indirectly, in connection with the conduct of any activity of the Company or its Subsidiaries:

(i) made, offered, promised to make or offer or authorized the making of any unlawful gift or payment, loan or transfer of anything of value to any Person, including without limitation any Government Official, for the purpose of (A) influencing any act or decision of any Person or Government Official in his or her official capacity, (B) inducing any Person or Government Official to do or omit to do any act in violation of a lawful duty, (C) securing any improper advantage, or (D) inducing any Person or Government Official to use his or her influence improperly including with a Governmental Authority to affect or influence any act or decision, including of a Governmental Authority, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person, in each case of clauses (A) – (D) above, in violation of any applicable Anti-Corruption Law;

(ii) made, offered, authorized or promised to make, or received or agreed to receive any unlawful contributions, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment or advantage in violation of any applicable Anti-Corruption Law;

(iii) established or maintained any unlawful fund of corporate monies or other properties;

(iv) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or

(v) otherwise violated any applicable Anti-Corruption Law.

(c) No officer, director, employee or holder of any financial interest in the Company, its Subsidiaries, or their respective Affiliates, is currently a Government Official.

(d) The Company, its Subsidiaries and their respective Affiliates have established and maintain policies, procedures and internal controls reasonably designed to ensure the Company, its Subsidiaries and their respective Affiliates (including any of their officers, directors, employees, agents or other Person associated with or acting for or on behalf of the Company, its Subsidiaries or their respective Affiliates) do not violate applicable Anti-Corruption Laws.

(e) The Company, its Subsidiaries and their respective Affiliates have not undergone and are not undergoing any audit, review, inspection, investigation, survey or examination or other action by a Governmental Authority relating to the compliance with Anti-Corruption Laws. Neither the Company nor its Subsidiaries, nor their respective Affiliates, have ever received any written, or to the Knowledge of the Company, oral, allegation or whistleblower complaint, or conducted any internal investigation regarding compliance or noncompliance with the Anti-Corruption Laws. To the Knowledge of the Company, there are no pending or threatened Actions, nor presently existing facts or circumstances that would constitute a reasonable basis for any future Actions, with respect to applicable Anti-Corruption Laws.

2.24 Trade Compliance.

(a) The Company and its Subsidiaries have in the past five (5) years conducted its export, import and related transactions in accordance with (i) all applicable U.S. export, re-export, import, anti-boycott, and economic sanctions Laws and regulations, including the Export Administration Regulations, the Arms Export Control Act, the International Traffic in Arms Regulations, the trade and economic sanctions regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, and (ii) all other applicable import and export control Laws and regulations in the other countries in which the Company and its Subsidiaries conduct business (“Export Control Laws”).

(b) The Company and its Subsidiaries have obtained, and are in compliance with, all required export licenses and other required consents, authorizations, waivers, approvals, and orders, and have made or filed any and all necessary notices, registrations, declarations and filings with any relevant Governmental Authority, and has met the applicable requirements of any relevant license exceptions or exemptions, as required in connection with (i) the export and re-export of products, services, Software or other Technology, and (ii) releases of technical data, Software or other Technology to foreign nationals located in the United States and abroad (“Export Approvals”).

(c) The Company and its Subsidiaries are in compliance with the terms of all applicable Export Approvals.

(d) There are no pending or, to the Knowledge of the Company, threatened inquiries, investigations, enforcement actions, voluntary disclosures or other claims against the Company or any of its Subsidiaries with respect to Export Control Laws or Export Approvals.

(e) To the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or its Subsidiaries’ export, import and related transactions that would reasonably be expected to give rise to any future inquiries, investigations, enforcement actions, voluntary disclosures or other claims.

(f) No Export Approvals for the transfer of export licenses used in the Company Business to Parent or any of its Affiliates are required, or such Export Approvals can be obtained expeditiously without material cost.

(g) Section 2.24(g) of the Disclosure Schedule sets forth the complete and correct Export Control Classification Numbers (or U.S. Munitions List Categories) applicable to the Company Offerings and the Company Technology as of the Agreement Date.

(h) Neither the Company nor any of its Subsidiaries have exported or re-exported to any countries subject to U.S. embargo or trade sanctions or to entities identified on any U.S. governmental export exclusion lists, including the Denied Persons List, Entity List, Unverified List, Specially Designated Nationals List, and any other applicable lists maintained by the U.S. Departments of Treasury, State, or Commerce.

(i) Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees, advisors, agents, Representatives, independent contractors, or any other Person associated with or acting for or on behalf of the Company or any of its Subsidiaries (i) is a Person with whom transactions are prohibited or limited under any economic sanctions Laws, including those administered by any U.S. Governmental Authority (including the Office of Foreign Assets Control), the United Nations Security Council, the European Union or Her Majesty’s Treasury, or (ii) within the past five (5) years has violated any economic sanctions Laws. Neither the Company nor any of its Subsidiaries have within the past five (5) years made any voluntary disclosures to U.S. Governmental Authorities under U.S. economic sanctions Laws, been the subject of any governmental investigation or inquiry regarding compliance with such Laws or been assessed any fine or penalty under such Laws.

2.25 Transaction Expenses. No investment banker, broker, finder or similar party is or shall be entitled to any payment of any fees of expenses in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement based upon arrangements made by or on behalf of the Company, its Subsidiaries or any of their respective Affiliates at or prior to the Effective Time. The legal and accounting advisors and any other Persons to whom the Company or its Subsidiaries will owe fees and expenses that will constitute Transaction Expenses are set forth in Section 2.25 of the Disclosure Schedule.

2.26 Information Statement. None of the information included in Information Statement, or any amendments or supplements thereto, in each case in the form delivered to the Company Stockholders, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading. The Information Statement will comply with the requirements of the DGCL.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as of the Agreement Date and as of the Closing Date as follows:

3.1 Organization and Good Standing. Parent is a an exempted company incorporated with limited liability duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not result in a Parent Material Adverse Effect.

3.2 Power, Authorization and Validity.

(a) Power and Authority. Parent has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Parent Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent of this Agreement and each of the Parent Ancillary Agreements and the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Parent. Merger Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Merger Sub of this Agreement and each of the Merger Sub Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.

(b) Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub. This Agreement and each of the Parent Ancillary Agreements are, or when executed by Parent shall be, assuming the due authorization, execution and delivery by the Company and the other Persons party hereto or thereto, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to the Enforceability Exceptions. This Agreement and each of the Merger Sub Ancillary Agreements to be entered into by Merger Sub are, or when executed by Merger Sub shall be, assuming the due authorization, execution and delivery by the Company and the other Persons party hereto or thereto, valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, subject to the Enforceability Exceptions.

3.3 No Conflict; Required Consents and Approvals.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Parent Ancillary Agreements (in the case of Parent) and Merger Sub Ancillary Agreements (in the case of Merger Sub), and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with or violate the Charter Documents of Parent or Merger Sub or (ii) conflict with or violate any Laws or any judgment, decree or order to which Parent or Merger Sub are subject, except in the case of clause (ii) where such conflict or violation would not have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Parent or Merger Sub to enable Parent and Merger Sub to lawfully execute, deliver and perform this Agreement, each of the Parent Ancillary Agreements (as to Parent) and the Merger Sub Ancillary Agreements to be entered into by Merger Sub (as to Merger Sub) or to consummate the transactions contemplated hereby or thereby, except for (i) the expiration or early termination of the waiting period under the HSR Act applicable to the filing of a notification and report form pursuant to the HSR Act, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Parent or Merger Sub would not have a Parent Material Adverse Effect, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) any filings required under applicable securities Laws.

3.4 Cash Resources. Parent has sufficient cash resources to pay the cash portion of the Merger Consideration to be paid pursuant to the terms hereof.

3.5 Merger Sub. Parent is the sole stockholder of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

ARTICLE 4

COMPANY COVENANTS

4.1 Conduct of Business.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company agrees to operate the business of the Company and its Subsidiaries in the Ordinary Course of Business, except (i) as specifically disclosed in Schedule 4.1(a), (ii) with the prior written consent of Parent, or (iii) as specifically contemplated by this Agreement. Without limiting the generality of the foregoing, the Company agrees to pay Indebtedness for

Borrowed Money and Taxes of the Company and its Subsidiaries when due (subject to the right of Parent to review and comment on any income Tax Returns filed on or prior to the Closing Date), to use commercially reasonable efforts to pay or perform other obligations when due, and, to the extent consistent therewith, to preserve intact the present business organizations of the Company and its Subsidiaries, to keep available the services of the present officers and employees of the Company and its Subsidiaries, to preserve the Company’s and its Subsidiaries’ assets and technology and to preserve the relationships of the Company and its Subsidiaries with customers, suppliers, distributors, licensors, licensees and others having beneficial business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and its Subsidiaries.

(b) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, except as set forth in clauses (i) through (iii) of Section 4.1(a) and Schedule 4.1(b) the Company shall not:

(i) amend the Company’s or any of its Subsidiaries’ Charter Documents;

(ii) issue, sell or grant, or authorize, propose or promise the issuance, sale or grant of, any Company Securities or any other capital stock or other equity or equity-related interest (excluding (A) any issuances of Company Common Stock pursuant to the exercise of Company Options or the conversion of Company Preferred Stock, in each case, outstanding as of the Agreement Date and in accordance with the terms thereof and (B) any promise to any prospective or newly hired employee of the Company to grant Company Options to such employee, provided that, with respect to this clause (B), Parent is given reasonable written notice and is consulted with prior to the making of any such promise and that any such promise is made in the Ordinary Course of Business (including with respect to amounts, terms and the titles and roles of the recipients) and in compliance with applicable Law);

(iii) declare, set aside or pay any dividend or any other distribution payable in cash, stock or property or redeem, purchase or otherwise acquire directly or indirectly any shares of Company Capital Stock or split, combine or reclassify any shares of Company Capital Stock;

(iv) make any expenditure or enter into any Contract or transaction involving amounts exceeding $25,000 individually or $100,000 in the aggregate, except in the Ordinary Course of Business;

(v) enter into any new or amend, terminate or renew any Company Material Contract (or any Contract which would have been a Company Material Contract had such Contract been entered into prior to the Agreement Date), in each case other than Company Benefit Arrangements, which are the subject of clauses (vii) and (x) of this Section 4.1(b);

(vi) terminate, fail to renew, abandon, cancel, allow to enter into the public domain, let lapse, fail to continue to prosecute or defend, encumber, license (including through covenants not to sue, non-assertion provisions or releases, immunities from suit that relate to Intellectual Property Rights or any option to any of the foregoing), sell, transfer or otherwise dispose of any Company Intellectual Property Rights or Company Technology, except for non-exclusive licenses granted to the Company’s end users or customers in the Ordinary Course of Business or Standard Outbound Licenses;

(vii) except as required by any applicable Law or pursuant to terms of any Company Benefit Arrangement in effect as of the Agreement Date: (A) enter into any new, or amend, terminate or renew any existing, Company Benefit Arrangement or any other plan, agreement or arrangement that would be a Company Benefit Arrangement if in effect as of the Agreement Date, with or for the benefit of any employee, independent contractor, consultant, director or other service provider or former employee, independent contractor, consultant, director or other service provider, or (B) hire or offer to hire any employee or retain or offer to retain any independent contractor, consultant or other service provider;

(viii) terminate any Key Employees or employees listed on Schedule 6.2(e)(ii) without just cause or encourage any Key Employees or employees listed on Schedule 6.2(e)(ii) to resign from the Company or any of its Subsidiaries or enter into or negotiate to enter into any collective bargaining, works council or other union-related labor agreement or arrangement;

(ix) take any action that would result in the acceleration of vesting or adjustment of exercisability of any outstanding equity-based award, including Company Options, except as set forth on Schedule 1.7;

(x) grant any increases in compensation or benefits to any employee, independent contractor, consultant, director or other service provider, except pursuant to the terms of any Company Benefit Arrangement in effect as of the Agreement Date;

(xi) acquire or agree to acquire by merging or consolidating with, or by purchasing or receiving an exclusive license to any assets (tangible or intangible) or equity securities of, or by any other manner, any Person or otherwise acquire or agree to acquire any material assets;

(xii) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, violate or terminate any of the terms of any Company Leases;

(xiii) incur or guarantee any Indebtedness for Borrowed Money, or issue or sell any debt securities or guarantee any Indebtedness for Borrowed Money or other obligations of others, or create or permit any Encumbrance over any of its assets;

(xiv) create or incur any new material Liabilities, other than as required to consummate the Merger and as contemplated by this Agreement;

(xv) revalue any of its assets (whether tangible or intangible), including writing off notes, accrued revenue or accounts receivable, settle, discount or compromise any accounts receivable, accrued revenue or reverse any reserves other than in the Ordinary Course of Business and in accordance with GAAP;

(xvi) amend any Privacy Policy, publish any new Privacy Policy, or announce any new Privacy Policy or amendment to any Privacy Policy;

(xvii) grant any loans to others, purchase any debt securities of others or amend the terms of any outstanding loan agreement;

(xviii) initiate or settle any litigation, other than initiating any litigation for a breach of this Agreement or any of the Company Ancillary Agreements or with respect to the consummation of the transactions contemplated hereby or thereby;

(xix) pay, discharge or satisfy any material Liability (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (A) the payment, discharge or satisfaction in the Ordinary Course of Business of Liabilities reflected or reserved against in the Company Balance Sheet or incurred following the Balance Sheet Date in the Ordinary Course of Business and (B) the payment, discharge or satisfaction of the Transaction Expenses;

(xx) make or change any material Tax election, adopt or change any Tax accounting method, enter into any closing agreement or Tax ruling, settle or compromise any Tax claim or assessment, enter into any Tax allocation, sharing, indemnity, or closing agreement relating to Taxes (excluding, for this purpose, any agreement entered into in the Ordinary Course of Business, the primary purpose of which does not relate to Taxes), consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, file any income Tax Return (including any amended income Tax Return) unless such income Tax Return has been provided to Parent for review within ten (10) Business Days prior to the due date for filing and Parent has had reasonable opportunity to comment on such filing or register the Company or any of its Subsidiaries to pay Tax in a jurisdiction in which the Company or the Subsidiary, as the case may be, was not previously registered;

(xxi) adopt or change the Company’s or any of its Subsidiaries’ accounting policies or procedures, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization policies or rates, revenue recognition policies, billing and invoicing policies, or payment or collection policies or practices;

(xxii) change or alter its treatment of deferred revenues;

(xxiii) change or alter its cash management procedures or management of working capital, including by accelerating collection of receivables or delaying payment of payables; or

(xxiv) offer to negotiate entering into, authorize the entrance into or enter into any Contract to do any of the foregoing with a third party.

4.2 Advise of Changes. The Company shall promptly advise Parent in writing of (a) the occurrence or non-occurrence of any event that would cause, or would reasonably be expected to cause, any of the conditions set forth in Section 6.2(a) to fail; provided, however, that any failure to do so by the Company will, unless such failure was willful and materially prejudiced the rights of any Indemnified Party, for all purposes under Article 8, be treated as a breach of the underlying representation or warranty and not a breach of a covenant, (b) any breach of any covenant or obligation of the Company pursuant to this Agreement or any Company Ancillary Agreement, (c) any Company Material Adverse Effect, or any material damage, destruction or loss of any material property or material asset of the Company, whether or not covered by insurance, or (d) any other change, event, circumstance, condition or effect that would cause, or reasonably be expected to cause, any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied. The delivery of any notice by the Company pursuant to this Section 4.2 shall not be deemed to amend or supplement the Disclosure Schedule and shall not cure any breach of, or non-compliance with, any other provision of this Agreement or limit the right of Parent or any Indemnified Party to indemnification, compensation and reimbursement under Article 8, or any right of Parent to claim a failure of a condition to Closing set forth in Section 6.1 or Section 6.2, as applicable, with respect to any matters disclosed pursuant to this Section 4.2.

4.3 Regulatory Approvals.

(a) The Company shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or any Company Ancillary Agreement, Parent Ancillary Agreement or Merger Sub Ancillary Agreement.

(b) The Company shall use its reasonable best efforts to promptly take any and all steps reasonably necessary to avoid or eliminate each and every impediment under the HSR Act or other applicable Antitrust Laws that may be asserted by any Governmental Authority, so as to enable the parties to consummate the Transactions as expeditiously as possible and no later than the Outside Date. The Company shall promptly inform Parent of any communication from any Governmental Authority regarding any of the transactions contemplated hereby, and provide a copy of such communication if it is in writing. If the Company or any of its Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company (a) shall consult with and cooperate with Parent in advance of any written or oral communication to any Governmental Authority, (b) except as prohibited by applicable Law or Governmental Authority, shall not submit any such written communication unless it is in form and substance reasonably satisfactory to Parent and (c) shall not participate in any substantive meeting or discussion with any Governmental Authority in respect of any investigation or inquiry concerning the transactions contemplated hereby unless it consults with Parent in advance and, except as prohibited by applicable Law or Governmental Authority, gives Parent the opportunity to attend and participate thereat. The Company shall use reasonable best efforts to resolve questions or objections, if any, of any Governmental Authority.

4.4 Approval of Company Stockholders.

(a) The Company shall use its best efforts to obtain within two (2) hours following the execution and delivery hereof executed Written Consents constituting the Stockholder Approval, and upon receipt of the Stockholder Approval shall deliver executed copies thereof to Parent.

(b) The Company shall, with the assistance of Parent, prepare an information statement (together with any amendments thereof or supplements thereto, the “Information Statement”) to be used in connection with soliciting stockholder approval of the matters set forth in the Written Consent in order to consummate the Merger and the other transactions contemplated hereby. The Information Statement shall include, among other things, a description of the terms of this Agreement, the Company Ancillary Agreements and the transactions contemplated hereby and thereby, the requisite notice of appraisal rights under the DGCL, and the unanimous recommendation of the board of directors of the Company to the Company Stockholders to vote in favor of the approval and adoption of this Agreement and the Merger, the other transactions contemplated hereby and the other matters set forth in the Written Consent. The Company will send the Information Statement to each Company Stockholder in connection with soliciting such approval in accordance with applicable Law. The parties hereto shall cooperate with each other in connection with the preparation of the Information Statement, including by providing information reasonably necessary for the preparation of the Information Statement, and by accepting all reasonable comments suggested in connection therewith. Whenever any event occurs which should be set forth in an amendment or supplement to the Information Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Company shall promptly inform Parent of such occurrence and shall make any appropriate amendment or supplement to the Information Statement, and the Company shall thereafter deliver to the Company Stockholders such amendment or supplement. No amendment or supplement to the Information Statement will be made by the Company without the approval of Parent, not to be unreasonably withheld, conditioned or delayed.

(c) The Company shall timely provide to the Company Securityholders all advance notices required to be given to such Company Securityholders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Charter Documents of the Company, the Company Stock Plan or other applicable Contracts and under Law, or obtain waivers of the same, in each case in form and substance reasonably satisfactory to Parent.

(d) The Company shall use its reasonable best efforts to obtain as promptly as reasonably practicable after the Agreement Date and prior to the Closing Date, Written Consents and Joinder Agreements executed by each Company Stockholder.

(e) Following the execution of this Agreement, the Company shall (i) obtain and, upon obtaining, and in no event later than seven (7) Business Days prior to the Closing, deliver to Parent waivers, in form and substance reasonably satisfactory to Parent, duly executed by each Person who might receive any Section 280G Payment (each, a “Section 280G Waiver”), which determination shall be made by the Company and shall be subject to review and the reasonable approval by Parent, and (ii) after obtaining all such Section 280G Waivers, in no event later than three (3) Business Days prior to Closing, solicit the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code (in a manner satisfactory to Parent) of a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such stockholder approval (the “Section 280G Approval”) shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to Closing, the Company shall deliver to Parent evidence satisfactory to Parent that (i) the Section 280G Approval was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and was obtained, or (ii) that the Section 280G Approval was not obtained, and as a consequence, because each Person who otherwise might receive any payments or benefits in connection with the Merger that constitute “parachute payments” within the meaning of Section 280G of the Code entered into a Section 280G Waiver, such “parachute payments” shall not be made or provided. The Company agrees that in the absence of such stockholder approval, no Section 280G Payments shall be made. The form and substance of all stockholder approval documents contemplated by this Section 4.4(e), including, without limitation, the Section 280G Waivers, the Section 280G Approval and the disclosures related thereto, as well as any Section 280G Payment calculations, shall be in a form and manner reasonably satisfactory to Parent.

4.5 Consents; Terminations; Modifications.

(a) The Company shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of, and give all necessary notices to, any parties to any Contract as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect, all of which are required to be listed in Section 2.5 of the Disclosure Schedule, so as to preserve all rights of, and benefits to, the Company or its Subsidiary, as the case may be, under such Contract from and after the Closing. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent.

(b) The Company shall use commercially reasonable efforts to cause each of the agreements listed on Schedule 4.5(b) hereto (the “Terminated Agreements”) to be terminated in each case effective prior to or as of the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise), and neither Parent nor any of its Affiliates will be subject to or incur any claim, Liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Terminated Agreement following the Effective Time.

(c) The Company shall use reasonable best efforts to modify each of the agreements listed on Schedule 4.5(c) hereto in the manner set forth on Schedule 4.5(c) in each case effective prior to or as of the Effective Time.

4.6 Litigation. The Company shall notify Parent in writing promptly after learning of any Action initiated or threatened against the Company, any of its Subsidiaries or any of their respective officers, directors, employees or stockholders in their capacity as such. The Company shall notify Parent in writing promptly after learning of any Action or threatened Action by, or receiving any notice from, any Person (a) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (b) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business, challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology, or (c) alleging any violation of any Person’s privacy, personal, statutory or confidentiality rights. The Company shall give Parent the opportunity to (i) participate in the defense of any such Actions or threatened Actions and (ii) consult with counsel to the Company regarding the defense, settlement or compromise with respect to any such Actions or threatened Actions. The Company shall not settle or compromise or agree to settle or compromise any such Action or threatened Action without Parent’s prior written consent.

4.7 No Other Negotiations.

(a) Neither the Company nor any of its Subsidiaries shall, and shall not authorize, encourage or permit any of its respective Representatives or any other Person acting on their behalf to, directly or indirectly: (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent, term sheet, indication of interest, or Contract contemplating or otherwise relating to any Acquisition Proposal or (v) submit any Acquisition Proposal to the vote of any Company Stockholders. The Company and its Subsidiaries shall, and shall cause their respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with or in contemplation of an Acquisition Proposal. If any Representative of the Company takes any action that the Company or its Subsidiaries are prohibited from taking under this Section 4.7(a), then the Company shall be deemed to be in breach of this Section 4.7(a).

(b) The Company shall promptly (but in any event, within 24 hours) notify Parent in writing after receipt by the Company or its Subsidiaries (or, to the Knowledge of the Company, by any of their respective Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or its Subsidiaries or for access to any of the properties, books or records of the Company or its Subsidiaries by any Person or Persons other than Parent and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person(s) making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (unless disclosing the identity would violate the terms of any confidentiality obligation in effect on the Agreement Date). The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal, offer, notice or request and any correspondence or communications related thereto and shall provide to Parent a complete and correct copy of such inquiry, expression of interest, proposal, offer, notice or request and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. Acknowledging the provisions hereof prohibiting consideration by the Company of any Acquisition Proposals, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the board of directors of the Company) of any meeting of the board of directors of the Company at which the board is reasonably expected to discuss any Acquisition Proposal.

4.8 Access to Information. Within five (5) Business Days following the Agreement Date, the Company will deliver to Parent a digital copy of all documents and other information that was included in the Virtual Data Room on or prior to the Agreement Date. From and after the Agreement Date until the Closing, or if earlier the termination of this Agreement, the Company shall provide Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to the Books and Records, Tax Returns, Technology, personnel and facilities of the Company and its Subsidiaries, subject to the terms of the Confidentiality Agreement and subject to any COVID-19 Access Restrictions; provided, however, that the Company shall not be required to provide access to information to the extent that doing so would result in the loss of attorney-client privilege. The Company shall cause its accountants to cooperate with Parent and Parent’s agents and advisors in making available all financial information reasonably requested by Parent and its Representatives, including the right to examine all work papers pertaining to all financial statements prepared or audited by such accountants. No review pursuant to this Section 4.8 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

4.9 Satisfaction of Conditions Precedent. The Company shall use reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Sections 6.1 and 6.2, and the

Company shall use reasonable best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

4.10 Employee Related Matters.

(a) Offer Letters; Non-Continuing Employees. Following the Agreement Date, if requested by Parent, the Company shall use its reasonable best efforts in assisting Parent to secure signed Offer Letters and PIIAAs from each employee of the Company and its Subsidiaries to whom Parent decides to extend an offer of employment (“Offered Employees”). Prior to the Closing, the Company shall terminate the employment of each employee of the Company or any of its Subsidiaries to whom Parent does not extend an offer of employment or who does not accept any such extended offer. Parent shall make offers of employment to Offered Employees (including, without limitation, each employee listed on Schedule 6.2(e)(ii)) that include base salary or hourly wages at levels that are no less than those in effect immediately prior to the Agreement Date. Parent shall use commercially reasonable efforts to treat, and shall use commercially reasonable efforts to cause each employee benefit plan, program, arrangement, agreement, policy or commitment sponsored or maintained by Parent, or any of their respective Subsidiaries or Affiliates following the Closing and in which any Offered Employee (or the spouse, domestic partner or any dependent of any Offered Employee) participates or is eligible to participate to treat, for purposes of eligibility to participate, vesting and level of severance or paid time off benefits under Parent benefit programs where length of service is relevant (but excluding any defined benefit plan, equity incentive plans or as would otherwise result in a duplication of benefits), and not for purposes of accruing benefits, all service with the Company or its Subsidiaries, as applicable (and predecessor employers to the extent that the Company or its Subsidiaries, as applicable, or any Company Benefit Arrangement provides past service credit) prior to the Closing Date as service with Parent or a Subsidiary of Parent. The Company shall use reasonable best efforts to ensure that each Non-Continuing Employee will deliver a general release of claims against Parent, the Company and their respective Affiliates, in form and substance reasonably satisfactory to Parent. The aggregate consideration required to secure such general releases referenced in the immediately preceding sentence, together with any severance or other separation payments made to any terminated employees or contractors, shall be referred to herein as the “Aggregate Separation Release Amount”, and shall constitute a Change of Control Payment, except in the case of any employee or contractor whose employment or service was terminated by the Company or any of its Subsidiaries at the direction of the Parent notwithstanding the Company’s good faith recommendation to Parent to continue such employment or service, in which case any such reasonable severance or separation payment shall be borne by Parent.

(b) Termination of 401(k) Plans. The Company, its Subsidiaries and any ERISA Affiliate shall terminate, effective as of no later than the day immediately preceding the Closing Date, any and all Company Benefit Arrangements intended to include a Code Section 401(k) arrangement (each a “Terminated Benefit Plan”) (unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that such arrangements shall not be terminated). The Company shall provide Parent with evidence that such Terminated Benefit Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the board of directors of the Company or its ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to reasonable review and approval of Parent, which will not be unreasonably withheld or delayed. The Company, its Subsidiaries and any ERISA Affiliate also shall take such other actions in furtherance of terminating such Terminated Benefit Plan(s) as Parent may reasonably require. In the event that termination of any Terminated Benefit Plan would reasonably be anticipated to trigger liquidation charges, surrender charges, other fees or any other Liabilities shall be deemed to be Transaction Expenses, and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent.

(c) Equity Release Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to obtain from each Specified Person a release agreement in form and substance reasonably satisfactory to Parent (each, an “Equity Release Agreement”), releasing such Specified Person’s rights to receive such Specified Person’s Company Promised Options in exchange for a cash payment. The aggregate consideration required to secure such release agreements referenced in the immediately preceding sentence, shall be referred to herein as the “Aggregate Equity Release Amount” and shall constitute a Change of Control Payment, except in the case of any employee or consultant whose employment or service was terminated by the Company or any of its Subsidiaries at the direction of the Parent notwithstanding the Company’s good faith recommendation to Parent to continue such employment or service, in which case any such reasonable severance or separation payment shall be borne by Parent.

(d) WARN Act Compliance. The Company and its Subsidiaries, as the case may be, shall give all notices and other information required to be given by the Company to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable Governmental Authority under the WARN Act, in connection with the transactions contemplated by this Agreement or other applicable Contracts.

(e) Form S-8. If required in order to register the Parent Options to be assumed by Parent in accordance with Section 1.5(c) under the Securities Act, Parent shall file as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to such Parent Options.

(f) No Third Party Beneficiaries. The provisions contained in this Section 4.10 are for the sole benefit of Parent and the Company and no current or former employee, director, independent contractor, consultant, service provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Section 4.10, express or implied, shall be construed or interpreted to (i) create any right, benefit or remedy of any nature whatsoever, including any right to continued employment or service, under or by reason of this Agreement, in any other person, including without limitation, any employees, former employees, any participant or any beneficiary thereof in any Company Benefit Arrangement or employee benefit plan of Parent, the Surviving Corporation or any of their Affiliates, or (ii) amend any Company Benefit Arrangement or employee benefit plan of Parent, the Surviving Corporation or any of their respective Affiliates. Nothing in this Section 4.10 shall be construed or interpreted to limit the ability of Parent, the Surviving Corporation or any of their respective Affiliates to amend or terminate any employee benefit plan pursuant to its terms.

4.11 Repayment of Indebtedness and Transaction Expenses.

(a) As soon as practicable following the Agreement Date, the Company shall obtain, in each case in form and substance reasonably satisfactory to Parent, (i) bank pay-off letters with respect to the Indebtedness of the Company set forth on Schedule 4.11 and any other Indebtedness of the Company incurred prior to the Closing (collectively, the “Closing Pay-Off Indebtedness”), which letters shall provide for the release of all Encumbrances relating to the Closing Pay-Off Indebtedness following satisfaction of the terms contained in such pay-off letters (including any premiums above the principal amount of such Closing Pay-Off Indebtedness or any fees payable in connection with such Closing Pay-Off Indebtedness), (ii) a UCC-3 termination statement or authorization of the Company to file a UCC-3 termination statement terminating the security interests of each Person holding a security interest in the assets of the Company, (iii) forms of notices of termination for any account control agreements entered into in connection with the Closing Pay-Off Indebtedness, (iv) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the Closing Pay-off Indebtedness, and (v) forms of notices of termination for any landlord or bailee waivers executed in connection with the Closing Pay-Off Indebtedness ((i)-(v), collectively, the “Closing Pay-Off Indebtedness Documentation”).

(b) At least two (2) Business Days prior to the Closing, the Company shall obtain a final invoice from each legal counsel, financial advisor, accountant and other Person who performed services for or on behalf of the Company and its Subsidiaries, or who is otherwise entitled to any fee, compensation or reimbursement from the Company or any of its Subsidiaries, in connection with this Agreement or any of the transactions contemplated by this Agreement.

4.12 Corporate Matters. The Company shall (a) prior to the Closing, pay all corporate franchise, foreign corporation and similar Taxes due, and (b) at the Closing, deliver to Parent the minute books containing the records of all proceedings, consents, actions and meetings of the board of directors of the Company and its Subsidiaries, committees of the board of directors of the Company and its Subsidiaries and the Company Stockholders and the stock ledgers, journals and other records reflecting all stock issuances and transfers.

4.13 Tail Policy; Indemnification Matters.

(a) Prior to the Effective Time, the Company shall purchase, at its sole cost and expense, tail insurance coverage for the Company’s and its Subsidiaries’ directors and officers in form and substance reasonably satisfactory to Parent, which shall provide such directors and officers with coverage for six (6) years following the Effective Time with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time (the “Tail Policy”).

(b) All rights to indemnification by the Company existing in favor of those Persons who were, are, or will be directors and officers of the Company as of the Closing Date (the “D&O Indemnified Persons”) for their acts and omissions occurring prior to the Closing, as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the Agreement Date) and as provided in the indemnification agreements between the Company and such D&O Indemnified Persons (as in effect as of the Agreement Date in the forms made available by the Company to Parent and disclosed in Section 4.13(b) of the Disclosure Schedule) (collectively, the “Indemnification Agreements”), shall survive the Closing and shall be observed by the Surviving Corporation to the fullest extent available and unless otherwise required under applicable Law for a period of six (6) years from the Closing, and any claim made requesting indemnification pursuant to such indemnification rights within such six (6)-year period shall continue to be subject to this Section 4.13(b) and the indemnification rights provided under this Section 4.13(b) until disposition of such claim. The provisions of this Section 4.13(b) shall survive the Closing and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have pursuant to an Indemnification Agreement. In the event the Surviving Corporation or any of its Subsidiaries or any of their successors or assigns, directly or indirectly (including through a transaction at Parent level) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially of its or their properties and assets to any other Person other than Parent or any of its Subsidiaries, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation, its Subsidiary or any of their successors or assigns shall succeed to the obligations set forth in this Section 4.13(b). This Section 4.13(b) may not be amended, altered or repealed after the Closing without the prior written consent of the affected D&O Indemnified Person.

4.14 Consents. The Company shall use commercially reasonable efforts to deliver to Parent duly executed copies of all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth on Schedule 4.14, each in form and substance reasonably satisfactory to Parent.

ARTICLE 5

PARENT AND MERGER SUB COVENANTS

5.1 Regulatory Approvals.

(a) Parent and Merger Sub shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement, including in connection with the filing pursuant to the HSR Act.

(b) Parent shall use its reasonable best efforts to promptly take any and all steps reasonably necessary to avoid or eliminate each and every impediment under the HSR Act or other applicable Antitrust Laws that may be asserted by any Governmental Authority, so as to enable the parties to consummate the Transactions as expeditiously as possible and no later than the Outside Date. Subject to Law, Parent and Merger Sub shall promptly inform the Company of any communication between Parent or Merger Sub and any Governmental Authority regarding any of the transactions contemplated hereby, and provide a copy of such communication if it is in writing. Notwithstanding anything in this Agreement to the contrary, if any Action is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, it is expressly understood and agreed that neither Parent nor any of its Subsidiaries or Affiliates shall be under any obligation to: (a) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, or (b) make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Affiliates or the Company, or the holding separate of shares of capital stock of the Company or (ii) the imposition of any limitation on the ability of Parent or any of its Affiliates to freely conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of shares of capital stock of the Company.

5.2 Satisfaction of Conditions Precedent. Parent shall use reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Sections 6.1 and 6.3, and Parent shall use reasonable best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

5.3 R&W Insurance Policy. Parent shall cause the Parent U.S. Subsidiary to obtain and bind the R&W Insurance Policy at or prior to the Closing.

5.4 Advise of Changes. Parent shall promptly advise the Company in writing of (a) the occurrence or non-occurrence of any event that would cause the conditions set forth in Section 6.3(a) to fail; provided, however, that any failure to do so by Parent will, unless such failure was willful and materially prejudiced the rights of the Company, be treated as a breach of the underlying representation or warranty and not a breach of a covenant, (b) any breach of any covenant or obligation of Parent pursuant to this Agreement or any Parent Ancillary Agreement, (c) any Parent Material Adverse Effect, or any

material damage, destruction or loss of any material property or material asset of Parent, whether or not covered by insurance, or (d) any other change, event, circumstance, condition or effect that would cause, or reasonably be expected to cause, any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied. The delivery of any notice by Parent pursuant to this Section 5.4 shall not cure any breach of, or non-compliance with, any other provision of this Agreement or any right of the Company to claim a failure of a condition to Closing set forth in Section 6.1 or Section 6.3, as applicable, with respect to any matters disclosed pursuant to this Section 5.4.

ARTICLE 6

CONDITIONS TO CLOSING OF THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions, any of which may be waived in writing by the Company and Parent (on its own behalf and on behalf of Merger Sub), to the extent permitted by Law.

(a) Governmental Approvals. The waiting period under the HSR Act applicable to the filings by the Company, Parent and Merger Sub pursuant to Section 4.3(a) and Section 5.1(a) hereof shall have expired or been earlier terminated.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order shall have been issued, or other legal or regulatory action taken, or threatened in writing, by any Governmental Authority of competent jurisdiction that restrains, prohibits or prevents the consummation of the Merger on the terms and conditions set forth herein, nor shall any Law have been enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger on the terms and conditions set forth herein illegal.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Parent (on its own behalf and on behalf of Merger Sub), to the extent permitted by Law.

(a) Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), (i) each of the Fundamental Representations shall be true and correct in all material respects and, (ii) each of the representations and warranties of the Company, other than the Fundamental Representations, shall be true and correct, except as would not have a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(c) No Material Adverse Effect. There shall not have occurred any Company Material Adverse Effect that is continuing; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(d) Securityholder Deliverables.

(i) The Stockholder Approval shall have been obtained and such approval shall remain in full force and effect, and Written Consents evidencing the same shall have been received by the Company and delivered to Parent.

(ii) The Company shall have received, and delivered to Parent, fully executed Written Consents and fully executed Joinder Agreements from Company Stockholders holding not less than 95% of the outstanding shares of Company Capital Stock (calculated on an as-converted to Company Common Stock basis) (which, in each case, must include each Major Equityholder), and each such Written Consent and Joinder Agreement shall be in full force and effect and shall not have been rescinded or repudiated by any signatory thereto (other than Parent or Merger Sub).

(iii) The Preferred Written Consent shall be full in and effect and shall not have been rescinded or repudiated by any signatory thereto.

(e) Employment Matters.

(i) As of immediately prior to the Closing, each Key Employee shall remain employed by the Company and each of the Employment Documents with Parent shall be in full force and effect (other than any failure to be in full force and effect caused by Parent or Merger Sub). Each Key Employee shall be available to commence employment with Parent as of immediately following the Closing.

(ii) At least 85% of the employees of the Company listed on Schedule 6.2(e)(ii) shall have either accepted the offers of continued employment by Parent (or its Affiliate) contained in their respective Employment Documents or, if not provided Employment Documents by Parent, shall remain employed by the Company and shall be available to commence employment with Parent as of immediately following the Closing, and all such Employment Documents or such employee’s existing employment documents, as the case may be, shall be in full force and effect.

(f) Non-Competition Agreements. Each Key Employee shall have executed and delivered a Non-Competition Agreement to Parent, and each such agreement shall not have been repudiated or otherwise terminated (other than Parent or Merger Sub).

(g) Repayment Agreements. Each Key Employee shall have executed and delivered a Repayment Agreement to Parent, and such agreement shall not have been repudiated or otherwise terminated (other than Parent or Merger Sub).

(h) Consents. The Company shall have delivered to Parent duly executed copies of all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth on Schedule 6.2(h), each in form and substance reasonably satisfactory to Parent, in form and substance reasonably satisfactory to Parent.

(i) Termination of Agreements. Each of the Terminated Agreements shall have been terminated, in each case effective prior to or as of the Effective Time, and the Company shall have delivered evidence of such termination.

(j) Resignations of Directors and Officers. Each of the directors and officers of the Company and its Subsidiaries in office immediately prior to the Effective Time shall have executed and delivered to Parent a resignation letter in the form attached hereto as Exhibit H.

(k) Closing Statement. The Company shall have delivered to Parent the Closing Statement in accordance with Section 1.14.

(l) Good Standing Certificates. The Company shall have delivered to Parent a certificate of good standing from the office of the Secretary of State of the State of Delaware and the office of the Secretary of State of the State of Ohio and each other state or jurisdiction in which the Company and its Subsidiaries are qualified to do business as a foreign corporation certifying, as of a date no more than three (3) Business Days prior to the Closing Date, that the Company and its Subsidiaries are in good standing and that all applicable Taxes and fees of the Company and its Subsidiaries through such certification date have been paid.

(m) Secretary’s Certificate. Parent shall have received a certificate dated as of the Closing Date, signed by the secretary of the Company, certifying as to (i) an attached copy of the Charter Documents of the Company and stating that the Charter Documents have not been amended, modified, revoked or rescinded, (ii) an attached copy of the resolutions of the board of directors of the Company evidencing the Board Approval, and stating that such resolutions have not been amended, modified, revoked or rescinded, (iii) attached copies of the Preferred Written Consent and of the Written Consents received from Company Stockholders, and stating that the Written Consents constitute the Stockholder Approval and that the resolutions set forth therein have not been amended, modified, revoked or rescinded, (iv) the results of the vote of the Company Stockholders with respect to the approval or disapproval of the Section 280G Payments as contemplated by Section 4.4(e), and (v) the names and signatures of the officers of the Company authorized to sign this Agreement, the Company Ancillary Agreements and the other documents to be delivered by the Company hereunder and thereunder.

(n) Termination of Company Benefit Arrangements. The Company shall have terminated or cancelled the Terminated Benefit Plans (if any) in accordance with Section 4.10(b).

(o) 280G Vote and Waivers. Each Person who might receive a Section 280G Payment shall have executed and delivered to the Company a Section 280G Waiver prior to the solicitation of the Section 280G Approval and such Section 280G Waiver remains in effect, copies of which has been provided to Parent, and the Section 280G Payments shall have been subject to a vote by the Company Stockholders as required by, and in accordance with, Section 4.4(e).

(p) Pay-Off Letters. The Company shall have delivered to Parent duly executed copies of the Advisor Acknowledgements and the Closing Pay-Off Indebtedness Documentation, each in form and substance reasonably satisfactory to Parent.

(q) FIRPTA. Parent shall have received a properly executed statement, issued by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) dated no more than thirty (30) days prior to the Closing Date and signed by an officer of the Company, and in form and substance set forth on Exhibit I hereto, certifying that interests in the Company, including shares of Company Capital Stock, do not constitute “United States real property interests” under Section 897(c) of the Code, together with the notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(r) Treatment of Company Options. The Company shall have taken such actions as are necessary to effectuate the treatment of the Company Options as contemplated by Section 1.5, which actions shall be reasonably satisfactory to Parent.

(s) Tail Policy. The Company shall have obtained the Tail Policy and provided evidence thereof to Parent.

6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by the Company, to the extent permitted by Law.

(a) Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), each of the representations and warranties of Parent and Merger Sub shall be true and correct in all material respects; and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

ARTICLE 7

TERMINATION OF AGREEMENT

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned, notwithstanding the delivery of Written Consents constituting the Stockholder Approval, at any time prior to the Effective Time by the mutual written consent of Parent and the Company.

7.2 Unilateral Termination.

(a) Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if (i) a court of competent jurisdiction or other Governmental Authority shall have issued a final judgment or taken any action having the effect of permanently restraining or enjoining or otherwise prohibiting the Merger or any other material transaction contemplated by this Agreement or (ii) there has been adopted an applicable Law that makes the consummation of the Merger on the terms and conditions contemplated by this Agreement illegal.

(b) Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if the Merger shall not have been consummated by 5:00 p.m. Pacific time on January 26, 2022 (the “Outside Date”) if the conditions to the terminating party’s obligations to Closing under Article 6 (other than conditions pertaining to covenants to be performed as part of effectuating the Closing) have not been satisfied and the terminating party has not waived such unsatisfied conditions by such time; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to any party whose breach of a representation or warranty or covenant made under this Agreement by such party was a proximate cause of the failure of any condition set forth in Article 6 to be fulfilled or satisfied as of such date.

(c) The Company, by giving written notice to Parent, may terminate this Agreement at any time prior to the Effective Time if Parent or Merger Sub has committed a breach of (i) any of their representations or warranties under Article 3, or (ii) any of their covenants under this Agreement, in each case to the extent such breach would result in the failure of any of the conditions set forth in Article 6 to be fulfilled or satisfied, and has not cured such breach within twenty (20) Business Days after the Company has given Parent written notice of such breach and its intention to terminate this Agreement pursuant to this Section 7.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured); provided, however, that the right to terminate this Agreement under this Section 7.2(c) shall not be available to the Company if the Company is at that time in material breach of this Agreement.

(d) Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if the Company has committed a breach of (i) any of its representations or warranties under Article 2, or (ii) any of its covenants under this Agreement, in each case to the extent such breach would result in the failure of any of the conditions set forth in Article 6 to be fulfilled or satisfied, and has not cured such breach within twenty (20) Business Days after Parent has given the Company written notice of such breach and its intention to terminate this Agreement pursuant to this Section 7.2(d) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured); provided, however, that the right to terminate this Agreement under this Section 7.2(d) shall not be available to Parent if Parent or Merger Sub are at that time in material breach of this Agreement.

(e) Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if executed Written Consents evidencing the Stockholder Approval are not delivered to Parent within two (2) hours after the execution and delivery of this Agreement by Parent, Merger Sub, the Company and the Securityholder Representative.

7.3 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1 or Section 7.2, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of this Section 7.3 and Article 10 shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any Fraud or willful breach prior to such termination. For purposes hereof, “willful breach” means a material breach that is a consequence of an act undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such action would cause a breach of this Agreement.

ARTICLE 8

SURVIVAL; INDEMNIFICATION

8.1 Survival. If the Merger is consummated, (a) the General Representations and the certifications of the Company made with respect thereto and delivered pursuant to Section 6.2(a), and the right of any Indemnified Party to bring a General Representation Claim against an Indemnifying Party, shall survive until the Expiration Date, (b) the Fundamental Representations and the certifications of the Company made with respect thereto and delivered pursuant to Section 6.2(a), and the right of any Indemnified Party to bring a Fundamental Representation Claim against an Indemnifying Party, shall survive until the date that is six (6) years following the Closing Date and (c) the Tax Representations and the certifications of the Company made with respect thereto and delivered pursuant to Section 6.2(a), and the right of any Indemnified Party to bring a Tax Representation Claim against an Indemnifying Party, shall survive until the expiration of the applicable statute of limitations (as such statute of limitations pertains to the subject matter of such Tax Representation or certification); provided, however, that (i) no right to indemnification, compensation and reimbursement pursuant to this Article 8 in respect of any Claim based upon any failure of a representation or warranty or related certification to be true and correct that is set forth in a Claim Notice delivered prior to the applicable expiration date of such representation or warranty or certification shall be affected by the expiration of such representation or warranty or certification, (ii) for clarity, no such expiration shall affect the rights of any Indemnified Party under the R&W Insurance Policy, which shall be governed by the terms and conditions of the R&W Insurance Policy and (iii) no such expiration shall affect the rights of any Indemnified Party under this Article 8 or otherwise, to seek recovery of Losses arising out of any Fraud, which rights under this clause (iii) will survive until the later of (a) the longest applicable statute of limitations with respect to the underlying Claim of Fraud and (b) the date that is six (6) years following the Closing Date. The representations and warranties of Parent and Merger Sub contained in this Agreement and the certifications of Parent and Merger Sub to be delivered pursuant to Section 6.3 shall terminate at the Effective Time. All covenants of the Company to be performed at or prior to the Closing and the certifications made with respect thereto pursuant to Section 6.2(b), and the right of any Indemnified Party to bring a Claim with respect thereto, shall survive until the 60th day following the expiration of the applicable statute of limitations (as such statute of limitations pertains to breach of or failure to perform or comply with any such covenant, or any breach or inaccuracy or such certification, as applicable). The parties acknowledge that the time periods set forth in this Section 8.1 for the assertion of Claims are the result of arms-length negotiation among the parties. It is the intention of the parties hereto that the foregoing respective survival periods and survival dates are to be enforced as agreed by the parties irrespective of any applicable statutes of limitations (including 10 Del. C. § 8106(a)) that would otherwise apply to such Claims.

8.2 Indemnification of Parent and Indemnified Parties. Each Indemnifying Party shall severally (based on each such Indemnifying Party’s Pro Rata Share), and not jointly, indemnify and hold harmless each of Parent, Parent U.S. Subsidiary and their Affiliates and its and their respective stockholders and Representatives (each hereinafter referred to individually as an “Indemnified Party” and collectively as the “Indemnified Parties”) from and against, and compensate and reimburse each of the Indemnified Parties for, any and all Losses incurred by an Indemnified Party, directly or indirectly, and whether arising out of a Third-Party Claim or a direct claim, to the extent arising out of or resulting from:

(a) any inaccuracy in or breach of a representation or warranty made by the Company in this Agreement as of the Agreement Date or as of the Closing Date as though such representation or warranty were made as of the Closing Date, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates, in which case as of such specific date or dates, and any inaccuracy in or breach of any certification made by the Company pursuant to Section 6.2(a);

(b) any breach of, or failure to perform or comply with, any of the covenants of or agreements made by the Company in this Agreement and any inaccuracy or breach of any certification made by the Company pursuant to Section 6.2(b);

(c) any inaccuracy or error in or omissions from the Closing Statement except to the extent expressly taking into account in calculating the Adjustment Amount;

(d) any Pre-Closing Taxes to the extent not expressly taken into account in calculating the Base Consideration Value or the Adjustment Amount;

(e) any payment made with respect to any Dissenting Share to the extent that such payment exceeds the value of the amount that otherwise would have been payable pursuant to Section 1.4 for such Dissenting Share and any reasonable and out-of-pocket costs and expenses incurred in connection therewith;

(f) any Fraud by or on behalf of the Company or any of its Subsidiaries or Representatives in any of the representations and warranties made by the Company in this Agreement or in any certification made by the Company pursuant to the terms of this Agreement;

(g) any Stakeholder Claim; or

(h) any matter referred to in Schedule 8.2(h) hereto.

8.3 Limitations.

(a) Subject to Section 8.3(e), the right to recovery from the Indemnity Escrow Fund shall be the sole and exclusive remedy of the Indemnified Parties against the Indemnifying Parties with respect to General Representation Claims. The Indemnity Escrow Fund shall be the first source of recovery of the Indemnified Parties against the Indemnifying Parties with respect to all Claims arising under Section 8.2(a); provided, however, to the extent an Indemnified Party recovered Owed Amounts from the Indemnity Escrow Fund in respect of any claim that is not a General Representation Claim, and subject other applicable limitations in this Article 8, the Indemnifying Parties shall have direct recourse against the Indemnified Parties, severally and not jointly, for Owed Amounts in respect of General Representations Claims up to an amount equal to the Owed Amounts with respect to such claim. In the case of any General Representation Claim, each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Losses resulting therefrom, and the aggregate liability for each Indemnifying Party for all General Representation Claims shall be limited, in the aggregate, to a dollar amount equal to such Indemnifying Party’s Pro Rata Share of the Indemnity Escrow Fund.

(b) Subject to Section 8.3(e), in the case of any (A) Fundamental Representation Claim, (B) Tax Representation Claim or (C) Claim arising under any of clauses (b) through (h) of Section 8.2 ((A) through (C), collectively, “Special Matters”), each Indemnifying Party shall be severally and not jointly liable for such Indemnifying Party’s Pro Rata Share of any Losses resulting therefrom, provided that the aggregate liability for the Indemnifying Parties for all Claims for Special Matters shall be capped at the amount of the Merger Consideration actually received by the Indemnifying Parties (inclusive of such portions of the Indemnity Escrow Amount, the Adjustment Escrow Amount, and the Expense Fund actually received by such Indemnifying Party). For the avoidance of doubt, to the extent any Key Employee, repays any portion of such Key Employee’s Merger Consideration to Parent pursuant to the terms of such Key Employee’s Repayment Agreement, such portion shall be disregarded for purposes to determining the amount that is actually received by such Key Employee in calculating the limitation set forth in this Section 8.3(b).

(c) Subject to Sections 8.3(a) and 8.3(e), no Indemnified Party may recover any Losses under clause (a) of Section 8.2 unless and until Losses in the aggregate under all Claims that have been incurred, paid or suffered by the Indemnified Parties (and, for clarity, including for such purpose any Losses incurred, paid or suffered that are subject to the Excluded Claim Tipping Basket) exceed $1,537,000 (the “Deductible”), in which case the Indemnified Parties are entitled to indemnification only for the amount of such Losses in excess of the Deductible; provided that, for clarity, the foregoing restriction shall not apply to any Claim to the extent such Claim is made on the basis of Fraud. Subject to Section 8.3(e), in the event of any Claim arising under clause (a) of Section 8.2, following the exhaustion of available remedies under the R&W Insurance Policy or the expiration of the R&W Insurance Policy, the Indemnified Parties shall not be entitled to indemnification from the Indemnifying Parties for such Claim unless and until Losses for such Claim that have been incurred, paid or suffered by the Indemnified Parties exceed $100,000 (the “Excluded Claim Tipping Basket”), in which case the Indemnified Parties shall be entitled to indemnification from the Indemnifying Parties for all Losses that have been incurred, paid or suffered by the Indemnified Parties, including the amount of the Excluded Claim Tipping Basket; provided that, for clarity, the foregoing restriction shall not apply to any Claim to the extent such Claim is made on the basis of Fraud.

(d) Subject to Section 8.3(e), the aggregate liability of any Indemnifying Party for all Claims under Section 8.2 shall be capped at an amount equal to the amount of the Merger Consideration actually received by such Indemnifying Party (inclusive of such portions of the Indemnity Escrow Amount, the Adjustment Escrow Amount and the Expense Fund actually received by such Indemnifying Party).

(e) Notwithstanding anything herein to the contrary, there shall be no cap on liability of any Indemnifying Party who committed Fraud.

(f) Solely for purposes of this Article 8, in determining whether there is an inaccuracy in or breach of a representation or warranty, or the amount of any Losses in respect of any such inaccuracy or breach, any materiality, Company Material Adverse Effect or similar qualification limiting the scope of such representation or warranty shall be disregarded.

(g) Parent shall cause the Parent U.S. Subsidiary to use its commercially reasonable efforts to seek recovery under the R&W Insurance Policy and the Tail Policy, as applicable, with respect to Losses for which an Indemnified Party seeks to be indemnified pursuant to this Article 8, to the extent such Losses result from or relate to a matter covered under such applicable policy; provided, however, that the foregoing shall not prevent or restrict any Indemnified Party from concurrently seeking indemnification from the Indemnity Escrow Fund or an Indemnifying Party pursuant to this Article 8. For purposes of calculating or determining the amount of Losses incurred under Section 8.2, there shall be deducted from any Losses an amount equal to the amount of any proceeds actually received by the Indemnified Party (or any of its Affiliates) from any third-party insurer (including pursuant to the R&W Insurance Policy or the Tail Policy) for such Losses (after giving effect to any deductible or retention or increase in premium associated therewith to the extent paid or payable and net of any out-of-pocket costs, Taxes and expenses of recovery or collection thereof); provided, however, that, none of the Indemnified Parties shall have any obligation to (x) bring any lawsuit or alternative dispute resolution proceeding against any insurer, (y) purchase insurance coverage with respect to any particular matter (excluding the R&W Insurance Policy and the Tail Policy) or (z) seek recovery against any insurance policies (excluding the R&W Insurance Policy and the Tail Policy) or other third party.

(h) The representations, warranties, covenants, and agreements of the parties contained in this Agreement, and the rights and remedies that the Indemnified Parties are entitled to hereunder, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation (or right thereto or opportunity thereof) made by, or by virtue of the knowledge of, any Indemnified Party or any of their respective Representatives of the affairs of the Company or any Indemnifying Party or any inaccuracy in or breach of any representation, warranty, covenant or agreement of the Company, whether such knowledge arose before or after the Agreement Date. Except in the case of Fraud, no Indemnified Party shall be required to show reliance on any representation, warranty, covenant or agreement in order for such Indemnified Party to be entitled to indemnification, compensation and reimbursement hereunder.

(i) Notwithstanding anything in this Article 8 to the contrary, if a Claim may be characterized in multiple ways in accordance with this Article 8 such that such Claim may or may not be subject to different caps, time limitations and other limitations depending on such characterization, then such Indemnified Party shall have the right to characterize such Claim in a manner that maximizes the recovery and time to assert Claims permitted in accordance with this Article 8, and may assert the Claim under multiple bases for recovery hereunder; provided, however, that the foregoing shall not be interpreted to allow double recovery for the same Claim.

(j) Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will any Indemnified Party be entitled to recover punitive or exemplary damages under this Article 8 (except to the extent such punitive or exemplary damages are awarded in respect of a Third-Party Claim).

(k) Notwithstanding anything to the contrary in this Agreement, the Indemnifying Parties shall not be liable for any Losses with respect to (i) Taxes arising from a breach of a representation or warranty contained in Section 2.7 for any Tax period other than a Pre-Closing Tax Period, except Sections 2.7(a)(iii), 2.7(a)(vi), 2.7(a)(vii), 2.7(c)(i), 2.7(c)(ii), 2.7(c)(iii), 2.7(c)(xii), 2.7(d), 2.7(f) or 2.7(g), (ii) any amounts arising as a result of any election made in connection with the transactions pursuant to this Agreement under Section 338 or 336 of the Code, (iii) Taxes arising as a result of actions taken by Parent or any of its Affiliates (including, after the Closing, the Surviving Corporation) after the Closing on the Closing Date outside the Ordinary Course of Business or (iv) Losses related to or arising from the amount or availability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating loss carryforward or other Tax asset or attribute of the Company or its Subsidiaries attributable to a Pre-Closing Tax Period.

8.4 Claim Notice. If Parent, acting on its own behalf or on behalf of any of the other Indemnified Parties, wishes to assert a Claim, Parent shall deliver written notice thereof, executed by Representative of Parent (a “Claim Notice”), to the Securityholder Representative. The Claim Notice shall set forth: (a) that an Indemnified Party has directly or indirectly incurred, paid or suffered or reasonably believes it may have to directly or indirectly incur, pay or suffer, Losses; (b) the actual or estimated amount of such Losses to the extent known or reasonably estimable (which, in the case of Losses not yet incurred, paid or suffered, may be the maximum amount reasonably anticipated by Parent to be incurred, paid or suffered or may be the amount of Losses claimed by a third party in a Third-Party Claim); and (c) a brief description, in reasonable detail (to the extent reasonably available to such Indemnified Party), of the facts, circumstances or events giving rise to the alleged Losses based on such Indemnified Party’s belief thereof, including the nature of the claim to which such alleged Losses are related and including the section(s) of this Agreement pursuant to which such claim is being made. A Claim Notice may be updated and amended from time to time by Parent by delivering an updated or amended Claim Notice to the Securityholder Representative, so long as such update or amendment only asserts bases for Losses reasonably related to the underlying facts and circumstances specifically set forth in such original Claim Notice. All Claims properly set forth in an original Claim Notice or any update or amendment thereto shall remain outstanding until such Claims for Losses have been finally resolved or satisfied.

8.5 Resolution of Claim Notice.

(a) Uncontested Claims. If, within thirty (30) days after a Claim Notice is delivered to the Securityholder Representative (such 30-day period, the “Objection Period”), the Securityholder Representative either consents in writing to the Claim Notice, or does not contest all or any portion of such Claim Notice in writing to Parent as provided in Section 8.5(b), then the Securityholder Representative shall be conclusively deemed to have agreed, on behalf of all Indemnifying Parties, to the recovery by each applicable Indemnified Party of the full amount of Losses (or, if a portion of the Claim Notice is contested, the uncontested portion thereof) (subject to the limitations contained in Section 8.3) arising out of or resulting from the matters specified in the Claim Notice, including the delivery to Parent of all or a portion of the Indemnity Escrow Fund to satisfy such Losses and the recovery from the Indemnifying Parties of any amounts in excess of the Indemnity Escrow Fund, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Parties for such amount in any court having jurisdiction over the matter where venue is proper.

(b) Contested Claims. If, during the Objection Period, the Securityholder Representative delivers to Parent written notice contesting all or any portion of a Claim Notice (the contested portion, a “Contested Claim”), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Parent and the Securityholder Representative or (ii) in the absence of such a written settlement agreement within 30 days following receipt by Parent of the written notice of a Contested Claim (or such longer period as agreed in writing by Parent and the Securityholder Representative), in accordance with the terms and provisions of Section 8.5(c).

(c) Resolution of Contested Claims. If Parent and the Securityholder Representative do not enter into a written settlement agreement resolving a Contested Claim during the period contemplated by Section 8.5(b)(ii), either Parent or the Securityholder Representative may bring suit in accordance with Section 10.1 to resolve the Contested Claim. Final judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. Notwithstanding the foregoing, if Parent and the Securityholder Representative mutually agree in their sole discretion, Parent and the Securityholder Representative may submit a Contested Claim to alternative dispute resolution prior to, or in lieu of, pursuing the claim in court.

(d) Payment of Claims. If any Losses are determined, agreed or deemed agreed to be owed to any Indemnified Party in accordance with this Section 8.5 (such amount, the “Owed Amount”), then, any Losses with respect thereto shall be satisfied (i) first, so long as there are amounts remaining in the Indemnity Escrow Fund, Parent shall be entitled to receive a portion of the Indemnity Escrow Fund with a value equal to the Owed Amount, in which case, the Securityholder Representative and Parent shall execute and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to Parent from the Indemnity Escrow Fund the Owed Amount (or, if such amount exceeds the amounts then remaining in the Indemnity Escrow Fund, the entire remaining Indemnity Escrow Fund), and (ii) second, if the amount remaining in the Indemnity Escrow Fund is insufficient to cover the full Owed Amount, or if all of the Indemnity Escrow Fund has been previously delivered to Parent and/or the Indemnifying Parties, then, subject to the limitations contained in Section 8.3, each Indemnifying Party shall, within ten (10) Business Days following the date such Owed Amount is determined, agreed or deemed agreed to be owed, pay in cash such Indemnifying Party’s Pro Rata Share of the Owed Amount to such Indemnified Party. The Securityholder Representative hereby agrees to give notice to each Indemnifying Party of such payment obligation within three (3) Business Days of such determination, agreement or deemed agreement.

8.6 Defense and Settlement of Third-Party Claims. In the event Parent becomes aware of a claim by a third party (a “Third-Party Claim”) that Parent in good faith believes may result in a Claim by or on behalf of an Indemnified Party, Parent shall have the right in its sole discretion to conduct the defense of such Third-Party Claim. Parent shall notify the Securityholder Representative of any such Third-Party Claim, and the Securityholder Representative shall be entitled, on behalf of the Indemnifying Parties, at their expense, to participate in, but not to determine or conduct, the defense of such Third-Party Claim. The Securityholder Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to Parent or any Indemnified Party and subject to execution by the

Securityholder Representative of Parent’s standard non-disclosure agreement to the extent that such materials contain confidential or proprietary information. Except with the consent of the Securityholder Representative (which shall not be unreasonably withheld, conditioned or delayed, and which shall be deemed to have been given unless the Securityholder Representative shall have objected within ten (10) Business Days after a written request for such consent by Parent), the amount paid or payable in the settlement or other resolution of any such Third-Party Claim shall not be determinative of the existence of or amount of Losses or whether an Indemnified Party is entitled to indemnification pursuant to this Article 8 relating to such matter. In the event that the Securityholder Representative has consented to any such settlement or other resolution, then such settlement or other resolution shall be binding on the Securityholder Representative and the Indemnifying Parties, and neither the Securityholder Representative nor any Indemnifying Party shall have any power or authority to object to the amount of any claim by or on behalf of any Indemnified Party against the Indemnity Escrow Fund or directly against the Indemnifying Parties for indemnity with respect to such settlement or other resolution.

8.7 Indemnity Escrow Arrangements.

(a) The Indemnity Escrow Fund shall be available to indemnify, compensate and reimburse the Indemnified Parties for any Losses for which they are entitled to recover in accordance with the terms of this Article 8, which will occur through the delivery of the applicable portion of the Indemnity Escrow Fund to Parent in accordance with the terms of this Section 8.7(a). Any Losses or Taxes that are to be satisfied through the delivery of any portion of the Indemnity Escrow Fund to Parent pursuant to this Article 8 shall be satisfied through the delivery to Parent of a portion of the Indemnity Escrow Fund in an amount equal to the applicable Losses or Taxes.

(b) As soon as reasonably practicable following the Expiration Date, Parent and the Securityholder Representative shall, subject to Section 8.7(c) and Section 8.8, jointly direct the Escrow Agent to deliver to the Indemnifying Parties the portion of the Indemnity Escrow Fund, if any, that has not previously been delivered to Parent in satisfaction of Losses or Taxes less the portion of the Indemnity Escrow Fund having a value equal to the amount that is reasonably necessary to continue to serve as security for all unresolved, unsatisfied or Contested Claims specified in any Claim Notices delivered to the Securityholder Representative before the Expiration Date (collectively, “Unresolved Claims”, and such amount determined by Parent, the “Unreleased Indemnity Escrow Amount”). If there are any Unresolved Claims as of the Expiration Date, then the Escrow Agent shall retain possession and custody of the Unreleased Indemnity Escrow Amount until all such Unresolved Claims have been resolved and all amounts owed to the Indemnifying Parties satisfied therefrom, at which time Parent and the Securityholder Representative shall, subject to Section 8.8, jointly direct the Escrow Agent to deliver such remaining portion of the Unreleased Indemnity Escrow Amount, if any, to be delivered to the Indemnifying Parties.

(c) Each delivery of any portion of the Indemnity Escrow Fund to Indemnifying Parties pursuant to Section 8.7(b) shall be made in proportion to the Indemnifying Parties’ respective Pro Rata Shares of the Indemnity Escrow Fund being delivered. Any portion of the Indemnity Escrow Fund to be so delivered to a particular Indemnifying Party shall be rounded down to the nearest cent.

8.8 Payment of Escrow Fund. With respect to any portion of the Indemnity Escrow Fund to be released to Indemnifying Parties pursuant to Section 8.7:

(a) if any Indemnifying Party has not satisfied the Payment Condition prior to the date on which a portion of the Indemnity Escrow Fund is to be released or paid to such Indemnifying Party, then any portion of the Indemnity Escrow Fund that would otherwise be released or paid to such Indemnifying

Party shall be held by the Escrow Agent, without interest, until such Indemnifying Party satisfies the Payment Condition; and

(b) unless the Securityholder Representative provides updated payment delivery instructions, each delivery of any portion of the Indemnity Escrow Fund to a particular Indemnifying Party shall be effected in accordance with the payment delivery instructions set forth in such Person’s Letter of Transmittal.

8.9 Tax Consequences of Indemnification Payments. All payments (if any) made to an Indemnified Party pursuant to any indemnification, compensation or reimbursement obligations under this Article 8 will be treated as adjustments to the Merger Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.

8.10 No Right of Contribution. No Indemnifying Party nor the Securityholder Representative acting on his, her or its behalf shall make any claim for or be entitled to indemnification, compensation, reimbursement or contribution from Parent, the Company, any of their respective Affiliates, or any successor or assign of any of the foregoing, or to any right of subrogation, with respect to any Claims arising under or in connection with this Agreement to the extent that any Indemnified Party is entitled to indemnification, compensation or reimbursement hereunder for such claim.

8.11 Exclusive Remedy. Following the Closing, except for (a) claims for Fraud against any Indemnifying Party who committed such Fraud, (b) claims for equitable relief and (c) the post-closing adjustment procedures in Section 1.16, the rights to indemnification, compensation and reimbursement under this Article 8 shall be the sole and exclusive remedy of the Indemnified Parties against the Indemnifying Parties with respect to breaches of the representations, warranties, covenants and agreements set forth in this Agreement or otherwise with respect to the transactions contemplated hereby. Nothing in this Section 8.11 shall be deemed to limit the rights or remedies of any Indemnified Party under any Contract, other than this Agreement, entered into by Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby, including any Joinder Agreement, any Employment Document, any Non-Competition Agreement, any Repayment Agreement, or any Equity Release Agreement, or under the R&W Insurance Policy.

8.12 Appointment of Securityholder Representative.

(a) By voting in favor of the adoption of this Agreement, executing and delivering a Joinder Agreement or participating in the Merger and receiving the benefits thereof, each Indemnifying Party shall be deemed to have approved the designation of and hereby designates, as of and following the Closing, the Securityholder Representative as the representative of the Indemnifying Parties and as the attorney-in-fact and agent for and on behalf of each Indemnifying Party with respect to Claims under this Article 8 and the taking by the Securityholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Securityholder Representative in connection with this Agreement and any related agreements, including the exercise of the power to: (i) give and receive notices and communications (on behalf of itself or any other Indemnifying Party) relating to this Agreement or any of the transactions and other matters contemplated hereby, (ii) authorize Parent and any other applicable Indemnified Party to be indemnified, compensated or reimbursed for Losses or Taxes, including through the delivery to Parent of all or any portion of the Indemnity Escrow Fund or through set-off or direct recovery from Indemnifying Parties, in satisfaction of Claims by Parent or any other Indemnified Party pursuant to this Article 8 (including by not objecting to such Claims), (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to (A) Claims by Parent or any other Indemnified Party pursuant to this Article 8 or (B) any dispute between any Indemnified Party and any such Indemnifying Party, in each case, relating to this Agreement or any of the transactions or other matters contemplated hereby and (iv) take all actions necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing. The Securityholder Representative shall have authority and power to act on behalf of each Indemnifying Party with respect to the disposition, settlement or other handling of all Claims under this Article 8 and all rights or obligations arising under this Article 8. The Indemnifying Parties and their respective successors, heirs, estates and assigns shall be bound by all actions taken and documents executed by the Securityholder Representative in connection with this Article 8, and Parent and the other Indemnified Parties shall be entitled to rely on any action or decision of the Securityholder Representative. The Indemnifying Parties recognize and intend that the power of attorney granted in this Section 8.12(a) and the powers, immunities and rights to indemnification granted to the Securityholder Representative hereunder: (1) are coupled with an interest and are irrevocable; (2) may be delegated by the Securityholder Representative; and (3) shall survive the death, incapacity, dissolution, liquidation, bankruptcy or winding up of each of the Indemnifying Parties and shall be binding on any successor thereto. Each Indemnifying Party (x) agrees that all actions taken by the Securityholder Representative under this Agreement shall be binding upon such Indemnifying Party and such Indemnifying Party’s successors as if expressly confirmed and ratified in writing by such Indemnifying Party and (y) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement. The Securityholder Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Securityholder Representative may engage attorneys, accountants and other professionals and experts. The Securityholder Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Securityholder Representative based on such reliance shall be deemed conclusively to have been taken in good faith. Parent may conclusively rely, without independent verification or investigation, upon any action of the Securityholder Representative as being the binding decision or action of the Indemnifying Parties, and Parent shall not be liable to any Indemnifying Party or any other Person for any actions taken or omitted from being taken by them or by Parent in accordance with or reliance upon any decision or action of the Securityholder Representative. The Person serving as the Securityholder Representative may be replaced from time to time by the holders of a majority in interest of the Merger Consideration payable to the Indemnifying Parties. No bond shall be required of the Securityholder Representative. Notices or communications to or from the Securityholder Representative after the Closing shall constitute notice to or from each of the Indemnifying Parties.

(b) In performing the functions in connection with this Agreement and any related agreements, the Securityholder Representative shall not be liable to any Indemnifying Party in the absence of gross negligence or willful misconduct on the part of the Securityholder Representative. Each Indemnifying Party shall severally (based on each such Indemnifying Party’s respective Pro Rata Share), and not jointly, indemnify and hold harmless the Securityholder Representative from and against any loss, liability or expense arising out of or in connection with the acceptance or administration of its duties in connection with this Agreement and any related agreements, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Securityholder Representative (together, the “Securityholder Representative Expenses”); in each case as such Securityholder Representative Expense is suffered or incurred; provided, that in the event that any such Securityholder Representative Expense is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Securityholder Representative, the Securityholder Representative will reimburse the Indemnifying Parties the amount of such indemnified Securityholder Representative Expense to the extent attributable to such gross negligence or willful misconduct. Securityholder Representative Expenses may be recovered by the Securityholder Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Indemnifying Parties under this Agreement at such time as such amounts would otherwise be distributable to the Indemnifying Parties; provided, that while the Securityholder

Representative may be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Securityholder Representative Expenses as they are suffered or incurred. In no event will the Securityholder Representative be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or the termination of this Agreement.

(c) The Securityholder Representative represents and warrants to Parent and Merger Sub as of the Agreement Date and as of the Closing Date as follows: (i) the Securityholder Representative is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Colorado and has all requisite limited liability company power and authority to execute and deliver this Agreement and any other applicable Contract, instrument or document contemplated hereby and to perform its obligations hereunder and thereunder, (ii) the execution, delivery and performance by the Securityholder Representative of this Agreement and any other applicable Contract, instrument or document contemplated hereby have been duly and validly authorized by the Securityholder Representative and no other act or proceeding on the part of the Securityholder Representative or its equity holders is necessary to authorize the execution, delivery or performance of this Agreement or any other applicable Contract, instrument or document contemplated hereby, (iii) this Agreement and any other applicable Contract, instrument or document contemplated hereby has been duly executed and delivered by the Securityholder Representative and constitutes a valid and binding obligation of the Securityholder Representative, enforceable in accordance with its terms and (iv) neither the execution, delivery or performance of this Agreement or any other applicable Contract, instrument or document contemplated hereby by the Securityholder Representative will conflict with, or result in a termination, breach, impairment or violation of, the organizational or other governing documents of the Securityholder Representative, or any applicable Law or Contract to which the Securityholder Representative or its assets or properties is bound.

(d) The Securityholder Representative shall use the Expense Fund to pay any expenses incurred by the Securityholder Representative in fulfilling its obligations in connection with this Agreement and any related agreements and shall deliver any remaining balance of the Expense Fund to the Exchange Agent for further delivery to the Indemnifying Parties upon completion by the Securityholder Representative of its duties hereunder, with each Indemnifying Party to receive his, her or its Pro Rata Share of any such amounts so delivered. The Indemnifying Parties will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Securityholder Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnifying Parties at the time of Closing.

ARTICLE 9

TAX MATTERS

9.1 Tax Returns.

(a) The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company or any of its Subsidiaries that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, prior to the Closing, all Taxes of the Company or any of its Subsidiaries due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by Law. At least fifteen (15) days prior to filing any such Tax Return that is an income Tax Return, the Company shall submit a copy of any such Tax Return, along with supporting work papers, to Parent. Parent shall be entitled to comment on such Tax Returns and the Company shall consider such comments in good faith. If the Company does not receive comments from Parent at least five (5) days prior to the filing of such Tax Returns, Parent shall be deemed to have no comments to such Tax Returns.

(b) Following the Closing Date, Parent shall prepare and file, or shall cause to be prepared and filed, all Tax Returns required to be filed by the Company or any of its Subsidiaries after the Closing Date with respect to Pre-Closing Tax Periods. Such Tax Returns shall be prepared in a manner consistent with the past practices of the Company, except as required by Law. Parent shall submit to the Securityholder Representative, at the Company Stockholders’ expense, any such Tax Return that is an income Tax Return or other material Tax Return that, in each case, reflects an indemnifiable Tax with respect to a taxable period ending on or before the Closing Date at least twenty (20) days prior to filing for income Tax Returns and fifteen (15) days prior to filing for other material Tax Returns for the Securityholder Representative’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.

9.2 Cooperation. Parent and the Securityholder Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Parent, the Company and the Securityholder Representative shall each retain all books and records in their possession with respect to Taxes for a period of at least seven (7) years following the Closing Date. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Securityholder Representative be entitled to review or otherwise have access to any Tax Return, or information related thereto, of Parent or its Affiliates (other than Tax Returns of the Company and its Subsidiaries for Pre-Closing Tax Periods).

9.3 Tax Audits.

(a) If notice of any Action or threatened Action with respect to Taxes of the Company or any of its Subsidiaries (a “Tax Claim”) shall be received by any party for which any other party may reasonably be expected to be liable, the notified party shall notify such other party or parties in writing of such Tax Claim; provided, however, that the failure of the notified party to give any other party notice as provided herein shall not relieve such other party of its indemnification, compensation or reimbursement obligations under Article 8 except to the extent that such other party is actually and materially prejudiced thereby. Notwithstanding any provision herein to the contrary, to the extent that a provision of this Section 9.3 directly conflicts with any provision of Article 8, this Section 9.3 shall govern.

(b) Parent shall have the right to control the conduct of any Tax Claim of the Company or any of its Subsidiaries. To the extent a Tax Claim relates to Taxes attributable to a Pre-Closing Tax Period or otherwise any Taxes for which the Company Stockholders would be liable pursuant to Article 8, (i) Parent shall keep the Securityholder Representative reasonably informed of all material developments on a timely basis, (ii) the Securityholder Representative shall be entitled to participate (at the Company

Stockholders’ expense) in such Tax Claim and (iii) Parent shall not settle, adjust or otherwise resolve such Tax Claim without consent of the Securityholder Representative, such consent not to be unreasonably withheld, conditioned or delayed.

9.4 Transfer Taxes. Any transfer, stamp, documentary, sales, use, registration, VAT and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne equally by Parent, on the one hand, and by the Company Securityholders, on the other hand. The party responsible under applicable Law shall file or cause to be filed in a timely manner all necessary documents (including all Tax Returns) with respect to all such Transfer Taxes and the other party shall reasonably cooperate to the extent required. The applicable parties shall provide each other with evidence satisfactory that such Transfer Taxes have been paid.

9.5 Post-Closing Actions. Without the prior written consent of Securityholder Representative, not to be unreasonably withheld, conditioned or delayed, Parent shall not take (and following the Closing, Parent shall prevent the Surviving Corporation and its Subsidiaries from taking) the following actions if such action could form the basis for an indemnity claim under this Agreement or as except as required by Law: (i) amend or cause the amendment any Tax Return of the Company or its Subsidiaries relating to a Pre-Closing Tax Period; (ii) make or change any Tax election regarding the Company or its Subsidiaries with respect to a Pre-Closing Tax Period; (iii) adopt or change any accounting method of the Company or its Subsidiaries with respect to a Pre-Closing Tax Period; and (iv) initiate any discussion or enter into any voluntary disclosure program (or similar program or agreement) with a taxing authority regarding any Tax (whether asserted or unasserted) or Tax Return with respect to the Company or its Subsidiaries relating to a Pre-Closing Tax Period.

9.6 Tax Refunds; JobsOhio Grants. Any cash refund of Taxes (or any credit claimed in lieu of a cash Tax refund or applied against Taxes otherwise payable) received by the Surviving Corporation or its Affiliates relating to a Tax paid by the Company or its Subsidiaries for a Pre-Closing Tax Period, or any JobsOhio Grant that is received by the Company in cash, in either case, that is listed in Schedule 9.6 (each, an “Expected Refund”), shall be payable to the Exchange Agent (for further distribution to Indemnifying Parties), net of (i) Taxes payable by Parent, the Surviving Corporation or their respective Affiliates with respect to such Expected Refund, (ii) any reasonable out-of-pocket costs associated in obtaining such Expected Refund, and (iii) amounts required to be withheld on such payment to the Indemnifying Parties, within ten (10) Business Days after the Surviving Corporation’s receipt of such Expected Refund or the filing of any Tax Return under which such Expected Refund is utilized as a credit; provided however, that the Indemnifying Parties shall not be entitled to any amounts under this Section 9.6 to the extent such amounts were included in the calculation of the Base Consideration Value or the Adjustment Amount, in each case, as finally determined under this Agreement; provided further, that the portion of any Expected Refund payable in respect of Company Options shall be paid by Parent or the Company through ordinary payroll procedures subject to any applicable withholding Taxes. Any Expected Refund attributable to a Straddle Period shall be apportioned to the Pre-Closing Tax Period using the methodology set forth in the definition of “Pre-Closing Tax.” To the extent any such Expected Refund that results in a payment to the Indemnifying Parties under this Section 9.6 is subsequently disallowed or required to be repaid by the Company to the applicable Governmental Authority or JobsOhio, as the case may be, the Indemnifying Parties shall repay such amount to Parent together with any interest, penalties, or other additional amounts imposed by any applicable Governmental Authority or JobsOhio, as the case may be.

ARTICLE 10

MISCELLANEOUS

10.1 Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the internal Laws of the State of Delaware, irrespective of its conflicts of law principles and any other Law that would cause the application of the Laws (including the statute of limitations) of any jurisdiction other than the State of Delaware. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over the matter, the United States District Court for the District of Delaware) for any action, suit or proceeding arising out of or relating to this Agreement and of any of the documents referred to in this Agreement (except with respect to any employment agreement, which documents shall be governed by law as set forth therein), and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 8.5), and hereby irrevocably waive, and agree not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement and of any of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, suit or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware; provided that a judgment rendered by such court may be enforced in any court having competent jurisdiction. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 10.8 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the courts of the State of Delaware in accordance with this Section 10.1, and the parties hereby agrees to waive any objection to such venue of any action, suit or proceeding arising out of or relating to this Agreement and of any of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby.

10.2 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent may assign this Agreement to any direct or indirect wholly owned Subsidiary of Parent or to any Person who acquires all or substantially all of the assets of Parent or a majority of the outstanding voting securities of Parent (whether by merger, consolidation, share purchase or otherwise) without the prior consent of any other party hereto.

10.3 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be declared invalid, illegal or unenforceable, then the remainder of this Agreement shall remain in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the maximum extent permitted by Law, the original economic, business and other purposes of the void or unenforceable provision.

10.4 Counterparts. This Agreement may be executed in any number of counterparts (including via delivery of .pdf, DocuSign or other electronic means), each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

10.5 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy for any such damage. The parties hereto agree that the parties shall be entitled to equitable relief by way of an injunction or injunctions, specific performance or otherwise (without posting a bond or other security) to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.6 Amendments and Waivers.

(a) This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the Company and Merger Sub; provided, however, that after the receipt of Written Consents constituting the Stockholder Approval, no amendment shall be made that requires further approval by the Company Stockholders under the DGCL without obtaining such requisite approval.

(b) At any time prior to the Effective Time, the Company (in the case of Parent or Merger Sub) or Parent (in the case of the Company), and at any time after the Effective Time, the Securityholder Representative (in the case of Parent or the Surviving Corporation) or Parent (in the case of the Securityholder Representative), may, to the extent not legally prohibited, (i) extend the time for the performance of any of the obligations or other acts of the other party hereunder, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement. No single or partial exercise by a party hereto of its rights under this Agreement will be deemed to preclude any other or further exercise of such party’s rights under this Agreement.

10.7 Expenses. Except as otherwise expressly provided herein, whether or not the Merger is successfully consummated, each party shall bear its own respective legal, accounting, and financial advisory fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby, it being the intention of the parties that if the Merger is consummated, the Unpaid Transaction Expenses be taken into account in calculating the Base Consideration Value as set forth herein and, to the extent not so taken into account, shall be Losses for which Parent is entitled to be indemnified, compensated and reimbursed for under Article 8.

10.8 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by electronic mail, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express overnight service. Such notices and other communications shall be effective and be deemed delivered and received (a) upon receipt if hand delivered, (b) on the date of transmission if transmitted by electronic mail at or prior to 5:00 p.m. (Pacific time) on a Business Day, otherwise on the next Business Day after transmission, (c) three (3) Business Days after mailing if sent by mail, and (d) one (1) Business Day after dispatch if sent by overnight courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 10.8:

If to Parent or Merger Sub:

Ambarella, Inc.

3101 Jay Street

Santa Clara, California

Attention: General Counsel

E-Mail:     mmorehead@ambarella.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael Russell

E-Mail:     mrussell@wsgr.com

and with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104

Attention: Brendan Ripley Mahan

E-Mail:     bmahan@wsgr.com

If to the Company:

Oculii Corp.

829 Space Drive

Beavercreek, OH 45434

Attention: Steven Hong

E-Mail:     steven@oculii.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

601 Marshall Street

Redwood City, CA 94063

Attention: Lawrence M. Chu; John D. Corrigan

E-Mail:     LawChu@goodwinlaw.com; JCorrigan@goodwinlaw.com

If to the Securityholder Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

E-Mail:     deals@srsacquiom.com

10.9 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10 Interpretation; Rules of Construction. The terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the Disclosure Schedule and the Annexes, Exhibits and Schedules hereto), and when a reference is made in this Agreement to Annexes, Exhibits, Schedules, Sections or Articles, such reference shall be to an Annex, Exhibit or Schedule to, or Section or Article of, this Agreement, respectively, unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “asset” or “property” shall be construed as having the same meaning and effect and to refer to any and all assets and properties, real and personal, tangible and intangible. When a reference is made to a specific law, act or statute, such reference shall include any regulations promulgated thereunder. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument, or statute, in each case, as from time to time amended, modified or supplemented (in the case of agreements or instruments, if permitted under this Agreement), including in the case of statutes by succession or comparable successor statutes; provided that any reference to any agreement or instrument on the Disclosure Schedule or on any Schedule to this Agreement shall not refer to any amendment, modification or supplement thereto unless expressly set forth in the Disclosure Schedule or such other Schedule. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The terms defined herein have the meanings assigned to them in this Agreement and include plural as well as the singular. Accounting terms not otherwise defined have the meaning assigned to them in accordance with GAAP. Pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms. Unless stated otherwise, the terms “dollars” and “$” mean United States dollars. Any action required by the terms hereof to be taken on a specific day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period specified herein is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. Any reference to any document or information having been “made available” by the Company shall only include any such document or information that has been posted in the Virtual Data Room and as to which Parent and its Representatives have been provided written notice and full access by 5:00 p.m. Pacific Time on the second (2nd) Business Day prior to the execution of this Agreement and that has remained available to Parent and its Representatives through the Closing. Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Company Material Adverse Effect” or “Parent Material Adverse Effect.” The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.11 Disclosure Schedule. The parties agree that any disclosure in a particular section or subsection of the Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties of the Company that are contained in the corresponding section or subsection of Article 2 and (b) any other representation and warranty of the Company contained in any particular section or subsection of Article 2 if, and only to the extent, the relevance of such disclosure as an exception to (or a disclosure for purposes of) such other representation and warranty is reasonably apparent on the face of such disclosure, without any independent knowledge of the subject matter thereof, that such exception or disclosure is applicable to such other section or subsection. For all purposes of this Agreement, each disclosure set forth in a particular section or subsection of the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in the corresponding section or subsection of this Agreement.

10.12 Agreement Binding on the Parties; Third-Party Beneficiary Rights. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and nothing in this Agreement is intended to or shall confer upon any other Person (other than the Indemnified Parties, who are express third party beneficiaries hereof) any legal or equitable rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

10.13 Public Announcement. Parent may issue such press releases, and make such other public announcements and disclosures relating to this Agreement, the Merger or the other transactions contemplated hereby as it determines are required under applicable securities Laws or regulatory or stock exchange rules or as it deems otherwise appropriate; provided that Parent hereby agrees to consult with the Company prior to issuing any press release or public announcement announcing the signing of this Agreement. Neither the Company nor the Securityholder Representative shall, and each shall cause its respective Affiliates and Representatives not to, issue any press releases or make any public announcements or public disclosures relating to this Agreement, the Merger or the other transactions contemplated hereby without Parent’s prior written consent; provided, that following Closing and after the public announcement of the Merger, the Securityholder Representative shall be permitted to announce that it has been engaged to serve as the Securityholder Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

10.14 Confidentiality.

(a) The parties acknowledge that the Company and Parent previously have executed the Confidentiality Agreement, which, except as provided in the proviso to this sentence, will continue in full force and effect in accordance with its terms until the Effective Time, at which time, and without further action by any party hereto, it shall terminate and be of no further force and effect; provided that any disputes under the Confidentiality Agreement will be governed by Section 10.1 hereof and nothing in the Confidentiality Agreement shall restrict Parent’s rights under Section 10.13.

(b) The Securityholder Representative hereby agrees to hold this Agreement and the transactions contemplated hereby, and all information received by the Securityholder Representative with respect hereto or thereto or in connection herewith (including any information obtained with respect to any Claims), in confidence and not disclose the existence or terms hereof or any such information to any third party (other than the Indemnifying Parties or legal counsel engaged by, or Representatives of, the Securityholder Representative, in each case solely to the extent necessary to perform its obligations hereunder and only if such Persons are subject to an obligation to keep such information confidential) and except as required by Law.

10.15 Non-Reliance. Each of Parent and Merger Sub agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects the Company. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly set forth in Article 2 (as modified by the Disclosure Schedule), the Company Ancillary Agreements and any agreement, exhibit, schedule or certificate delivered under or pursuant to hereto or thereto, and each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Article 2 (as modified by the Disclosure Schedule), the Company Ancillary Agreements and any agreement, exhibit schedule or certificate delivered pursuant to hereto or thereto, neither the Company nor any of its Representatives nor any other Person acting on the Company’s behalf makes or has made, and neither Parent nor Merger Sub is relying on or has relied on, any representation or warranty, either express or implied, with respect to the Company, its business, the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any its Representatives or any other Person has made, and neither Parent nor Merger Sub is relying on or has relied on, any express or implied representation or warranty with respect to (i) any projections, estimates, forecasts or budgets or (ii) any materials, documents or information made available to Parent or Merger Sub or any of their respective Representatives in “data room,” online data site, management presentations, confidential memorandum, other offering materials or otherwise, except, in the case of (i) and (ii), as specifically set forth in the representations and warranties set forth in Article 2 (as modified by the Disclosure Schedules), the Company Ancillary Agreements and any certificate delivered pursuant hereto or thereto. Nothing in this Section 10.15 shall be deemed to (A) limit any rights or remedies Parent may have under the terms and conditions of any of the Company Ancillary Agreements, or (B) limit Parent’s or any other Indemnified Party’s rights or remedies for Fraud with respect to the representations and warranties of the Company set forth in Article 2 (as modified by the Disclosure Schedule), the Company Ancillary Agreements and any agreement, exhibit schedule or certificate delivered pursuant to hereto or thereto.

10.16 Attorney-Client Privilege. Parent and its Affiliates (including the Surviving Corporation) agree that, from and after the Closing, Parent and its Affiliates shall not be entitled to use any communications between an Indemnifying Party, its Affiliates, the Company or the Securityholder Representative, on the one hand, and the Company’s Outside Counsel, on the other hand, against an Indemnifying Party, its Affiliates or the Securityholder Representative, solely to the extent that such communications relate to the negotiation, documentation and consummation of the Merger and the transactions contemplated hereby (the “Acquisition Engagement”), except with respect to any communication that reflects or demonstrates any Fraud. For clarity, the Surviving Corporation shall continue to own and have all the right to assert any attorney-client privilege, attorney work product protection or similar privilege or protection. Notwithstanding the foregoing, in the event that a dispute arises between an Indemnifying Party, on the one hand, and a third party, on the other hand, such Indemnifying Party may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that no Indemnifying Party may waive such privilege without the prior written consent of Parent (or the Surviving Corporation). In the event that an Indemnifying Party is legally required by an order issued by a Governmental Authority or otherwise legally required to access or obtain a copy of all or a portion of the privileged communications, to the extent (a) permitted by applicable Law and (b) advisable in the opinion of such Indemnifying Party’s counsel, such Indemnifying Party shall notify Parent in writing so that Parent can seek a protective order and such Indemnifying Party shall assist the Company in seeking a protective order or other appropriate remedy (at Parent’s sole cost and expense).

10.17 Representation. Parent hereby acknowledges that Goodwin Procter LLP represented the Company prior to the Effective Time in connection with the Acquisition Engagement, and Parent hereby agrees that Goodwin Procter LLP may represent the Securityholder Representative or the Indemnifying Parties (or any of them, or any of their agents or Affiliates) after the Closing in connection with any matter relating to the Acquisition Engagement or any disagreement or dispute relating hereto or thereto,. Notwithstanding the foregoing, if, following the Effective Time, Goodwin Procter LLP enters into a new engagement with Parent or any of its Affiliates and, as a result of that engagement, Goodwin Procter LLP would be obligated to obtain a conflict waiver from Parent or any such Affiliate under applicable ethical rules as a result of such new engagement in order to represent the Securityholders’ Agent or the Indemnifying Party’s (or any of them, or any of their agents or Affiliates) with respect to any of the foregoing matters, Goodwin Procter shall first obtain such a conflict waiver before taking on any such representation and it being acknowledged and agreed that Parent may in its sole discretion not provide such conflict waiver.

10.18 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Disclosure Schedule, the Parent Ancillary Agreements, the Confidentiality Agreement and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto or thereto. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT

AMBARELLA, INC.

By:	/s/ Feng-Ming Wang
Name: Feng-Ming Wang
Title: Chief Executive Officer

MERGER SUB

OHIO MERGER SUB, INC.

By:	/s/ Feng-Ming Wang
Name: Feng-Ming Wang
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY

OCULII CORP.

By:	/s/ Steven Hong
Name: Steven Hong
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SECURITYHOLDER REPRESENTATIVE

SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the Securityholder Representative

By:	/s/ Kip Wallen
Name: Kip Wallen
Title: Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A – DEFINITIONS

For the purposes of this Agreement, the following capitalized terms shall have the meanings set forth below (which shall apply equally to both the singular and plural forms of such terms):

“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent or any Affiliate of Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any such offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase by any Person of any securities of the Company or any of its Subsidiaries (other than pursuant to the exercise of a Company Option disclosed on Schedule 2.4(b) of the Disclosure Schedule) or any tender offer or exchange offer for outstanding securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company or any of its securities, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition, or disposition of any of the assets of the Company or any of its Subsidiaries in any single transaction or series of transactions (other than the sale of Company products in the Ordinary Course of Business), (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the Ordinary Course of Business the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other transactions contemplated hereby.

“Action” means any action, order, writ, injunction, demand, claim, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, arbitration, mediation, audit, inquiry, dispute, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Adjusted Fully-Diluted Shares Outstanding” means (i) the Fully-Diluted Shares Outstanding minus (ii) the Dissenting Shares (if any).

“Adjustment Escrow Amount” has the meaning set forth in Section 1.8.

“Adjustment Escrow Fund” has the meaning set forth in Section 1.8.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise. References herein to Affiliates of Parent shall be deemed to include the Surviving Corporation following the Effective Time.

“Affordable Care Act” has the meaning set forth in Section 2.17(o).

“Aggregate Equity Release Amount” has the meaning set forth in Section 1.1(a).

“Aggregate Exercise Price” means the aggregate exercise price of all Vested Options that are outstanding as of immediately prior to the Effective Time.

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“Aggregate Separation Release Amount” has the meaning set forth in Section 4.10(a).

“Agreement” has the meaning set forth in Preamble.

“Agreement Date” has the meaning set forth in Preamble.

“Anti-Corruption Laws” means the FCPA, the United Kingdom Bribery Act 2010, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any similar anti-corruption or anti-bribery Laws of any other jurisdiction (national, state or local) where the Company operates concerning or relating to public sector or private sector bribery or corruption.

“Anti-Money Laundering Laws” has the meaning set forth in Section 2.22.

“Antitrust Law” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

“Balance Sheet Date” means September 30, 2021.

“Base Consideration Value” means (i) $307,500,000 plus (ii) the Estimated Closing Cash minus (iii) the Estimated Closing Indebtedness minus (iv) the Estimated Unpaid Transaction Expenses minus (v) the Estimated Unpaid Pre-Closing Taxes plus (vi) the Estimated Closing Net Working Capital Adjustment.

“Board Approval” has the meaning set forth in Section 2.3(c).

“Books and Records” means all files, documents, instruments, papers, books and records relating to the Company and its Subsidiaries, and their respective businesses, operations properties and assets, including financial statements, internal reports, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, share certificates and books, share transfer ledgers, Contracts, licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans, and environmental studies and plans.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in Beavercreek, Ohio, Santa Clara, California or the Cayman Islands.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Certificates of Conversion” means, collectively, the Certificate of Conversion of the Company filed with the Secretary of State of the State of Ohio on June 14, 2012, the Certificate of Conversion of the Company filed with the Secretary of State of the State of Ohio on September 10, 2017, the Certificate of Conversion filed with the Secretary of State of the State of Ohio on March 30, 2017 and the Certificate of Conversion of filed with the Secretary of State of the State of Delaware on March 30, 2017.

“Change of Control Payment” means (i) any payment, benefit or other obligation triggered by or that becomes due as a result of the Merger or the other transactions contemplated by this Agreement, whether due prior to, at or after the Closing, arising out of any management, employment, retention, bonus,

Annex A - 2

change in control, paid time-off, severance, or other similar arrangement with any current or former director, officer, employee, independent contractor or any other service provider of the Company or any of its Subsidiaries (including any separation payment, contractual or otherwise, or statutory severance payments or payments in lieu of notice, including but not limited to payments in lieu of notice required under the federal WARN Act and state equivalents), (ii) the Aggregate Equity Release Amount and the Aggregate Separation Release Amount and (iii) the employer portion of any payroll, employment, or similar Tax related to any of the foregoing.

“Charter Documents” means, with respect to an entity, the (a) articles of association, certificate of association, certificate of incorporation, certificate of formation, articles of organization, or certificate of limited partnership, (b) bylaws, limited liability company agreement, or limited partnership agreement, and (c) other equivalent or similar organizational documents. For the avoidance of doubt, in the case of the Company, “Charter Documents” shall include the Certificates of Conversion.

“Claim” means a claim for indemnification, compensation or reimbursement for Losses under Article 8.

“Claim Notice” has the meaning set forth in Section 8.4.

“Closing” has the meaning set forth in Section 1.1.

“Closing Cash” means the amount of all unrestricted cash and cash equivalents of the Company and its Subsidiaries as of the Measurement Time, in each case, determined in accordance with GAAP.

“Closing Date” has the meaning set forth in Section 1.1.

“Closing Indebtedness” means the total amount of the Indebtedness for Borrowed Money of the Company and its Subsidiaries as of the Measurement Time.

“Closing Net Working Capital Adjustment” means the amount, which may be positive or negative, by which the aggregate value of (a) the Closing Net Working Capital Amount minus (b) the Closing Net Working Capital Target, without regard to whether such sum has a positive or negative sign, exceeds (c) the Closing Net Working Capital Threshold.

“Closing Net Working Capital Amount” means (a) the sum of the accounts receivable (net of the allowance for doubtful accounts), prepaid expenses and other current assets of the Company and its Subsidiaries as of the Measurement Time less (b) the sum of the accounts payable, accrued expenses, current and long-term deferred revenues and other current liabilities (including accrued liabilities) of the Company and its Subsidiaries as of the Measurement Time. For purposes of calculating the Closing Net Working Capital Amount, (i) the current assets of the Company and its Subsidiaries shall exclude all cash, cash equivalents and Tax assets, and (ii) the current liabilities of the Company and its Subsidiaries shall exclude all Closing Indebtedness, Unpaid Transaction Expenses and Unpaid Pre-Closing Taxes. The Closing Net Working Capital Amount shall be determined in accordance with GAAP.

“Closing Net Working Capital Target” means negative $474,447.

“Closing Net Working Capital Threshold.” means $50,000.

“Closing Pay-Off Indebtedness” has the meaning set forth in Section 4.11.

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“Closing Pay-Off Indebtedness Documentation” has the meaning set forth in Section 4.11.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Ancillary Agreement” means each agreement or document (other than this Agreement) that the Company is to enter into as a party thereto pursuant to this Agreement.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Balance Sheet Date that is included in the Company Financial Statements.

“Company Benefit Arrangement” means each Company Employee Plan and each Company Employee Agreement.

“Company Business” means the business of the Company and its Subsidiaries as presently conducted and as proposed by the Company or any of its Subsidiaries to be conducted as of the Closing Date, including the design, development, manufacturing, distribution, sale, marketing, licensing, supply, and provision of any of the Company Offerings.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Company’s common stock, $0.00001 par value per share.

“Company Conversions” means, collectively, the conversion of the Company from an Ohio corporation to an Ohio limited liability company on June 14, 2021, the conversion of the Company from an Ohio limited liability company to an Ohio corporation on September 10, 2014 and the Delaware Conversion.

“Company Data” means all data and information (including Personal Data, Proprietary Information, and Product Data) Processed by or for the Company or any of its Subsidiaries.

“Company Employee Agreement” means each management, employment, retention, change in control, severance, Tax gross-up, consulting, relocation, repatriation or expatriation agreement or other similar Contract between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, officer, independent contractor, consultant, director or other service provider of the Company or any of its Subsidiaries, on the other hand.

“Company Employee Plan” means each: (i) employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (ii) stock option plan, stock purchase plan, other equity-based plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, consulting agreement, compensation plan, program, agreement or arrangement, retention plan, change in control plan, program or arrangement, supplemental income arrangement, vacation or paid-time off plan, death, hospitalization, health and welfare and fringe benefit plan, retirement, postretirement or retiree welfare arrangement, educational or employee assistance plan, employee loan and all other employee benefit plans, agreements, and arrangements, not described in (i) above; and (iii) plan or arrangement providing compensation to employee and non-employee directors,

Annex A - 4

in each case in which the Company or any ERISA Affiliate sponsors, contributes to, or provides benefits under or through such arrangement, or has any obligation to sponsor, contribute to or provide benefits under, for the benefit of any current or former employee, officer, director, independent contractor, consultant or other service provider of the Company or any ERISA Affiliate (or their spouses, dependents, or beneficiaries) or with respect to which the Company or any ERISA Affiliate has or may have any Liability or obligation. In the case of a Company Employee Plan funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Company Employee Plan shall include a reference to such trust, organization or other vehicle.

“Company Facilities” has the meaning set forth in Section 2.10(b).

“Company Financial Statements” means (i) the unaudited balance sheets of the Company dated as of December 31, 2018, December 31, 2019, December 31, 2020 and for the eight-month period ended August 31, 2021 and (ii) the unaudited statements of income of the Company for the years ended December 31, 2018, December 31, 2019, and December 31, 2020 and for the eight-month period ended August 31, 2021.

“Company Intellectual Property Rights” means all Intellectual Property Rights that are owned or purported to be owned, held in the name of or exclusively licensed to, or subject to an obligation to be assigned to, the Company or any of its Subsidiaries.

“Company Leases” has the meaning set forth in Section 2.10(b).

“Company Material Adverse Effect” means any change, event, condition or effect that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the condition (financial or otherwise), assets and Liabilities (taken as a whole), business, employees, management, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to perform its obligations under this Agreement or the Company Ancillary Agreements; provided that, solely for purposes of clause (a) above, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: (i) changes in general economic conditions or the financial markets, (ii) changes affecting the industry generally in which the entity and its Subsidiaries operates, (iii) changes in political or social conditions, including the outbreak or escalation of war, hostilities, or terrorist activities, or the effects of any natural disaster or act of God, epidemics, pandemics or disease outbreaks (including COVID-19), either in the United States or any other jurisdiction in which the entity or any of its Subsidiaries operates, (iv) changes as set forth on Schedule 1.1(b), (v) any failure to meet any projections, budgets or estimates of revenues or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)), or (vi) changes in Law or GAAP, unless, in the case of each of the foregoing clauses (i) through (iii) and (vi), such changes disproportionately affect the entity as compared to other Persons or businesses that operate in the industry in which the entity and its Subsidiaries operate.

“Company Material Contract” means (i) any Contract required to be listed on the Disclosure Schedule pursuant to Section 2.10, Section 2.12, Section 2.13, Section 2.14 or Section 2.15 (whether or not so listed), (ii) any Contract between the Company or any of its Subsidiaries and any Significant Customer or Significant Supplier, (iii) any Equity-Related Agreement and (iv) any Contract that would have been listed on the Disclosure Schedule pursuant to Section 2.12 but for the fact that it is an Company Benefit Arrangements set forth on Section 2.17(l) of the Disclosure Schedule.

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“Company Offering” means (i) any Company Software, product (including any application programming interface (API) and any software development kit (SDK)) or service (including hosted software or cloud services) offered, licensed, provided, sold, distributed, manufactured, made available by or on behalf of the Company or any of its Subsidiaries, (ii) any Company Software, product or service under design or development by or on behalf of the Company or any of its Subsidiaries as of the Closing Date, including any version or release of the foregoing in their state of development as of the Closing Date, (iii) each Company Web Site, including any platform or other Company Software used for each Company Web Site, and (iv) Company Data.

“Company Option Agreement” means, with respect to any Company Option, the Company Stock Plan, applicable option agreement and/or other applicable Contract or plan setting forth the terms of vesting and other terms and conditions applicable to such Company Option.

“Company Optionholder” means any holder of Company Options.

“Company Options” means outstanding options to purchase shares of Company Common Stock.

“Company’s Outside Counsel” means each of Goodwin Procter LLP, Thompson Hine LLP and Schox Patent Group.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series B-1 Preferred Stock and the Company Series B-2 Preferred Stock.

“Company Promised Option” means a grant or issuance of Company Options that has been promised to a Specified Person, which such Company Options have not been issued as of immediately prior to the Effective Time, but only to the extent the same has been (i) disclosed on Section 2.4(c) of the Disclosure Schedule or (ii) made in compliance with Section 4.1(b)(ii).

“Company Securities” means (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (iii) options, warrants or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. The shares of Company Capital Stock and the Company Options shall all be deemed Company Securities hereunder.

“Company Securityholders” means, collectively, the Company Stockholders and the Company Optionholders.

“Company Series A Preferred Stock” means the Company’s Series A Preferred Stock, $0.00001 par value per share.

“Company Series A-1 Preferred Stock” means the Company’s Series A-1 Preferred Stock, $0.00001 par value per share.

“Company Series B-1 Preferred Stock” means the Company’s Series B-1 Preferred Stock, $0.00001 par value per share.

“Company Series B-2 Preferred Stock” means the Company’s Series B-2 Preferred Stock, $0.00001 par value per share.

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“Company Software” means all Software owned by or developed by or for the Company or any of its Subsidiaries.

“Company Stock Plan” means the Company’s 2017 Stock Option Plan, as amended from time to time.

“Company Stockholder” means any holder of shares of Company Capital Stock.

“Company Technology” means any and all Technology owned, or purported to be owned by the Company or any of its Subsidiaries.

“Company Web Site” means any public or private web site owned, maintained, or operated at any time by or on behalf of the Company or any of its Subsidiaries, including the web site at www.oculii.com and any online service made available by the Company or any of its Subsidiaries.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, by and between Parent and the Company, dated January 28, 2021.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” “ransomware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (ii) damaging or destroying any data or file without a user’s consent.

“Contested Claim” has the meaning set forth in Section 8.5(b).

“Continuing Employee” means each employee of the Company or any of its Subsidiaries as of the Closing Date who is employed by Parent or any of Parent’s Affiliates as of the day immediately following the Closing Date.

“Continuing Service Provider” means each Continuing Employee and each other natural person service provider of the Company or any of its Subsidiaries as of the Closing Date who is employed by or in service to Parent or any of Parent’s Affiliates as of the day immediately following the Closing Date.

“Contract” means any contract, agreement, instrument, arrangement, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, purchase orders and sale orders), whether written or oral, in each case, that is legally binding.

“Copyleft License” means any Open Source License that requires, as a condition to the use, modification, or distribution of such licensed Technology, that such licensed Technology or any other Technology that is incorporated into, derived from, based on, linked to, or used or distributed or made available with such licensed Technology, be licensed, distributed, or otherwise made available (i) in a form other than binary or object code (e.g., in Source Code form), (ii) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification or (iii) without a license fee. “Copyleft License” includes the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and any Creative Commons “sharealike” license.

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“Copyright” means any copyright, mask work right, exclusive exploitation right, or similar or equivalent right with respect to Works of Authorship and Mask Works and any registration of the foregoing or application for the foregoing (including any moral or economic right, however denominated).

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition).

“COVID-19 Access Restrictions” means limitation on access imposed by a Person in response to COVID-19 to the extent reasonably necessary (i) to protect the health and safety of such Person’s Representatives or (ii) in order to comply with any applicable COVID-19 Response Law (provided that, in case of each of (i) and (ii), such Person shall provide such access (or otherwise convey such information regarding the applicable manner) as can be conveyed without risking the health and safety of such Person or violating such COVID-19 Response Law).

“COVID-19 Response Law” means any Law or financial assistance program implemented by any Governmental Authority in connection with or in response to COVID-19, including the COVID-19 Tax Acts and, in each case, any subsequent guidance issued in respect thereof, and any other similar or additional federal, state, local, or non-U.S. Law, or administrative guidance in connection with or in response to COVID-19 and the associated economic downturn, including any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order or guideline.

“COVID-19 Tax Acts” means The Families First Coronavirus Response Act (Pub. L. 116-127), The Coronavirus Aid, Relief, and Economic Security (CARES) Act (Pub. L. 116-136) (including by the Paycheck Protection Program Flexibility Act of 2020 (Pub. L. 116-142) (the “CARES Act”)), the Consolidated Appropriations Act, 2021 (Pub. L. 116-260), any similar provision of applicable Law, and any executive order relating to the deferral of any payroll or similar Taxes, and includes any Treasury Regulations or other official guidance promulgated under any of the foregoing.

“Credentials” means any logins, passwords, IDs, user IDs, account IDs, tokens, entitlements, certificates, authorization codes or any other assigned data or code for access to or use of any Third-Party Platform.

“D&O Indemnified Persons” has the meaning set forth in Section 4.13(b).

“Deductible” has the meaning set forth in Section 8.3(c).

“Delaware Conversion” shall mean the conversion of the Company from an Ohio corporation to a Delaware corporation on March 30, 2017.

“DGCL” has the meaning set forth in the Recitals.

“Disclosure Schedule” means the disclosure schedule of the Company dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement.

“Disregarded Shares” means (i) the Cancelled Shares and (ii) the Dissenting Shares.

“Dissenting Share” means any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been perfected in accordance with Section 262 of the DGCL in connection with the Merger.

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“Effective Time” has the meaning set forth in Section 1.2.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, exclusive license or covenant, option to obtain an exclusive license or covenant, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any legally permissible income or proceeds derived from any asset, any restriction on the legally permissible use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means, with respect to any Contract, limitations on enforcement and other remedies imposed by or arising under or in connection with (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting rights of creditors generally, and (ii) rules of law and general principles of equity, including those governing specific performance, injunctive relief and other equitable remedies.

“Environmental Law” means any Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to any emission, discharge, release or threatened release of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling of, or exposure to Hazardous Materials or products containing Hazardous Materials.

“Equity-Related Agreement” means any stockholder agreement, investors’ rights agreement, voting agreement, voting trust, preemptive right, right of first offer, right of first refusal and co-sale agreement, right of first negotiation, right to notice of the Merger or of any Acquisition Proposals from or similar transactions with a third party, management rights agreement, and any other similar Contract to which the Company is a party or by which it is bound, relating to, affecting, or restricting the transfer of, voting of, registration of, giving of notice or consent with respect to, or dividend right of, any Company Security. For the avoidance of doubt, the term “Equity-Related Agreement” shall not be construed to include offer letters that are substantially similar to the form(s) made available to Parent, stock option exercise notices that are substantially similar to the form(s) made available to Parent or similar routine employee-related documents.

“Equity Release Agreement” has the meaning set forth in Section 4.10(c).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each Subsidiary of the Company and any entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

“Estimated Closing Cash” has the meaning set forth in Schedule 1.14.

“Estimated Closing Indebtedness” has the meaning set forth in Schedule 1.14.

“Estimated Unpaid Pre-Closing Taxes” has the meaning set forth in Schedule 1.14.

“Estimated Unpaid Transaction Expenses” has the meaning set forth in Schedule 1.14.

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“Exchange Agent” has the meaning set forth in Section 1.9(a).

“Exchange Agent Agreement” has the meaning set forth in Section 1.9(a).

“Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Amount by (ii) the Reference Price.

“Excluded Claim Tipping Basket” has the meaning set forth in Section 8.3(c).

“Expected Refund” has the meaning set forth in Section 9.6.

“Expense Fund” means an amount in cash equal to $250,000.

“Expiration Date” means the date that is twelve (12) months following the Closing Date.

“Export Approvals” has the meaning set forth in Section 2.24(b).

“Export Control Laws” has the meaning set forth in Section 2.24(a).

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“Forgiven” means that amount of the PPP Indebtedness that the Small Business Administration determine need not be repaid by the Company or the Surviving Corporation in accordance with the CARES Act and implementing guidance and regulations.

“Fraud” means common law fraud under Delaware law (that includes the element of scienter).

“Fully-Diluted Shares Outstanding” means the sum, without duplication, of: (i) the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (including shares issued upon the conversion of any Company Preferred Stock or upon the exercise of any Vested Options that are converted or exercised prior to, or contingent upon the occurrence of, the Effective Time, if any), plus (ii) the aggregate number of shares of Company Common Stock issuable upon the conversion of the shares of Company Preferred Stock that are issued and outstanding as of immediately prior to the Effective Time (after giving effect to any conversions of Company Preferred Stock that occur prior to, or contingent upon the occurrence of, the Effective Time, if any). For clarity, “Fully-Diluted Shares Outstanding” shall not include (i) any Unvested Options or (ii) any Cancelled Shares.

“Fundamental Representation Claim” means any Claim under Section 8.2(a) with respect to any of the Fundamental Representations or any of the certifications made with respect thereto pursuant to Section 6.2(a), other than any such Claim involving Fraud.

“Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1, 2.2, 2.3(a) through (d), 2.4, clause (i) of Section 2.5(a) and the first sentence of Section 2.25.

“GAAP” means United States generally accepted accounting principles as in effect for the applicable period or date.

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“General Representation Claim” means any Claim under Section 8.2(a) with respect to any of the General Representations or any of the certifications made with respect thereto pursuant to Section 6.2(a), other than any such Claim involving Fraud.

“General Representations” means the representations and warranties of the Company set forth in Article 2, other than Fundamental Representations and Tax Representations.

“Government Official” means (a) any officer or employee of a Governmental Authority or (b) candidate for government or political office.

“Governmental Authority” means any (i) multinational or supranational body exercising legislative, judicial, taxing or regulatory powers, (ii) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (iii) federal, state, local, municipal, foreign or other government; (iv) public international organization (e.g., the World Bank, the Red Cross, etc.); (v) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, bureau, commission, instrumentality, official, organization, political party, royal family, industry self-regulatory authority, unit, body, subdivision, court, arbitrator or other tribunal and any authority with responsibility for overseeing and/or enforcing Privacy Requirements); or (vi) any business, entity, or enterprise owned or controlled by any of the foregoing.

“Governmental Permits” has the meaning set forth in Section 2.16(b).

“Hazardous Materials” means any material, chemical, pollutant, contaminant, waste, emission, or substance that is subject to regulation or for which liability or standards of conduct may imposed pursuant to Environmental Law or that is otherwise a danger to health, reproduction or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Immediate Family” means, with respect to any individual, such individual’s spouse or domestic partner, parents, grandparents, children, grandchildren, and siblings, including adoptive relationships and relationships through marriage, or any other relative of such individual that shares such individual’s home.

“Indebtedness” means, without duplication, (i) all Indebtedness for Borrowed Money, (ii) all obligations of the Company or any of its Subsidiaries to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iii) all obligations of the Company or any of its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (iv) all obligations secured by any Encumbrance existing on property owned by the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, the Company Leases and any security deposits related thereto), (v) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on payment or prepayment (regardless if any of such are actually paid), to the extent arising from the consummation of the Merger or any of the other transactions contemplated hereby or in connection with any consent of any counterparty with respect to any such Indebtedness and (vi) all guaranties, endorsements, assumptions and other contingent obligations of the Company or any of its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (v) appertaining to third parties.

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“Indebtedness for Borrowed Money” means, without duplication (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company or any of its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise (including, for clarity, all PPP Indebtedness, except to the extent Forgiven), (ii) all deferred obligations of the Company or any of its Subsidiaries for the payment of the purchase price of property or assets purchased by the Company or any of its Subsidiaries (other than accounts payable incurred in the Ordinary Course of Business that are not then past due), (iii) all outstanding reimbursement obligations of the Company or any of its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities, (iv) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on payment or prepayment (regardless if any of such are actually paid), as a result of the consummation of the Merger or any of the other transactions contemplated hereby or in connection with any consent of any counterparty with respect to any such Indebtedness and (v) all guaranties, endorsements, assumptions and other contingent obligations of the Company or any of its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the foregoing clauses (i) through (iv) appertaining to third parties.

“Indemnification Agreements” has the meaning set forth in Section 4.13(b).

“Indemnified Parties” has the meaning set forth in Section 8.2.

“Indemnifying Parties” means each of the Company Stockholders and each holder of Vested Options.

“Indemnity Escrow Amount” has the meaning set forth in Section 1.8.

“Indemnity Escrow Fund” has the meaning set forth in Section 1.8.

“Information Statement” has the meaning set forth in Section 4.4(b).

“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion or similar covenant, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property Rights or Technology.

“Intellectual Property Right” means any right in Technology and/or industrial property (anywhere in the world, whether statutory, common law or otherwise) including any (i) Patent, (ii) Copyright, (iii) other right with respect to Software, including any registration of such right or any application to register such right, (iv) industrial design right or registration of such right and any application to register such right, (v) right with respect to any Mark, and any registration for any Mark and any application to register any Mark, along with all goodwill associated with each of the foregoing, (vi) right with respect to any Domain Name, including any registration for any Domain Name, along with all goodwill associated with each of the foregoing, (vii) right with respect to any Proprietary Information, including any right to limit the use or disclosure of Proprietary Information by any Person, (viii) right with respect to any Database, including any registration of such right and any application to register such right, (ix) right of publicity and personality, including any right with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (x) moral right, (xi) renewal, reissue, reversion, reexamination, or extension of any of the foregoing, and (xii) any right equivalent or similar to any of the foregoing.

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“Invention Assignment Agreement” has the meaning set forth in Section 2.14(m).

“IRS” means the United States Internal Revenue Service.

“IT System” means any information technology and computer system (including Software, information technology and telecommunication hardware, network and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, Processing or analysis of data and information and any support, disaster recovery and online service whether or not in electronic format, used in or necessary to the conduct of the Company Business.

“JobsOhio” means JobsOhio, an Ohio non-profit corporation.

“JobsOhio Grant” means any grant or other financial assistance provided to the Company or any of its Subsidiaries by JobsOhio.

“Joinder Agreement” has the meaning set forth in the Recitals.

“Key Employees” means the individuals listed on Schedule 1.1(c).

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge or deemed knowledge, as determined pursuant to this definition, of a particular fact, circumstance, event or other matter in question of any of the Persons listed on Schedule 1.1(d) (collectively, the “Entity Representatives”). Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such Entity Representative would reasonably be expected to have knowledge of the fact, circumstance, event or other matter after conducting a reasonable inquiry in respect of the applicable subject matter, including a reasonable inquiry of (i) all direct reports of such Entity Representative and all current outside legal counsel and accountants who have primary responsibility for the matter in question and (ii) the Company’s books and records to which such Entity Representative has control and access, in each case, that would reasonably be expected to contain information relevant to the matter.

“Law” means any foreign, federal, state, local or municipal law, statute, ordinance, directive, edict, regulation, standard, or rule, any order, ruling, writ, injunction, award, judgment or decree (and any regulations promulgated thereunder), and any other legislative measure or decision having the force of law, treaty, convention or other agreement between states, or between states and supranational bodies, rule of common law, customary law and equity and any civil or other code, in each case, issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of a Governmental Authority.

“Letter of Transmittal” has the meaning set forth in Section 1.9(b).

“Liability” means any debt, duty, Tax, obligation or liability of any kind or nature, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable, and regardless of whether such debt, duty, Tax, obligation or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP or is immediately due and payable.

“Licensed IP” has the meaning set forth in Section 2.14(c).

“Losses” means any and all deficiencies, judgments, settlements, assessments, liabilities, losses, damages (whether direct, indirect, incidental or consequential), diminution in value, interest, fines,

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penalties, costs (including re-engineering costs), Taxes and reasonable, out-of-pocket costs and expenses of any kind or nature, including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or otherwise satisfying any of the foregoing or matters arising out of or relating to the foregoing, and in seeking and enforcing rights to indemnification, compensation and reimbursement hereunder. “Losses” shall not include any exemplary or punitive damages (except to the extent paid or payable by an Indemnified Party to a third party in connection with a Third-Party Claim).

“Major Equityholders” has the meaning set forth in the Recitals.

“Mark” means any trademark, service mark, logo and design mark, trade dress, trade name, fictitious or other business name, and brand name, together with all goodwill associated with any of the foregoing.

“Measurement Time” means 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” means the consideration payable to Company Securityholders in respect of shares of Company Capital Stock and Company Options pursuant to Section 1.4 and Section 1.5.

“Merger Consideration Value” means (i) $307,500,000 plus (ii) the Closing Cash minus (iii) the Closing Indebtedness minus (iv) the Unpaid Transaction Expenses minus (v) the Unpaid Pre-Closing Taxes plus (vi) the Closing Net Working Capital Adjustment.

“Merger Sub” has the meaning set forth in the Recitals.

“Merger Sub Ancillary Agreements” means each agreement or document (other than this Agreement) that Merger Sub is to enter into as a party thereto pursuant to this Agreement.

“Merger Sub Common Stock” means the common stock, $0.0001 par value per share, of Merger Sub.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“No-Withholding Option” means each Vested Option with respect to which there are no Tax withholding obligations (other than potential backup withholding obligations) in connection with the transactions contemplated by this Agreement.

“Non-Competition Agreement” has the meaning set forth in the Recitals,

“Non-Continuing Employee” means any employee of the Company as of the Agreement Date, or who becomes an employee of the Company following the Agreement Date and prior to the Closing Date, who is not a Continuing Employee.

“Non-Negotiated Vendor Contract” means a Contract that meets all of the following conditions: (i) such Contract grants to the Company or any of its Subsidiaries a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis, (ii) such Contract is a non-

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negotiable “shrink-wrap” or “click-through” Contract, (iii) the Software licensed under such Contract is not incorporated or embedded in, or distributed or made available with, any Company Offering, (iv) such Contract does not require the Company or any of its Subsidiaries to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $250,000 or ongoing subscription or service fees of no more than $50,000 per year, and (v) such Contract is not a license for Open Source Software.

“Objection Period” has the meaning set forth in Section 8.5(a)

“Offer Letter” has the meaning set forth in the Recitals.

“Offered Employees” has the meaning set forth in Section 4.10(a).

“Open Source Software” means any Software or other Technology that is subject to or licensed, provided, distributed or made available under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license (“Open Source License”)

“Ordinary Course of Business” means a course of business that is in the ordinary course of the business of the Company or any of its Subsidiaries and consistent with its past practices, including with respect to frequency and amounts.

“Outside Date” has the meaning set forth in Section 7.2(b).

“Owned Company IP” has the meaning set forth in Section 2.14(c).

“Parent” has the meaning set forth in the Preamble.

“Parent Ancillary Agreements” means each agreement or document (other than this Agreement) that Parent is to enter into as a party thereto pursuant to this Agreement.

“Parent Material Adverse Effect” means a material adverse effect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or the Company Ancillary Agreements.

“Parent Ordinary Shares” means the ordinary shares, $0.00001 par value per share, of Parent.

“Parent Option” shall mean any option to purchase shares of Parent Ordinary Shares issued pursuant to the terms of Section 1.5(b) hereof in connection with the assumption of an Unvested Option.

“Parent U.S. Subsidiary” means Ambarella Global Holdings LLC, a Delaware limited liability company.

“Patent” means any patent or patent application, utility model or application for any utility model, inventor’s certificate or application for any inventor’s certificate, or invention disclosure statement.

“Payment Condition” has the meaning set forth in Section 1.9(b).

“Per Share Amount” means the quotient of (i) the Base Consideration Value plus the Aggregate Exercise Price divided by (ii) the Fully-Diluted Shares Outstanding.

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“Per Share Indemnity Escrow Amount” means the quotient of (i) the Indemnity Escrow Amount divided by (ii) the Adjusted Fully-Diluted Shares Outstanding.

“Per Share Adjustment Escrow Amount” means the quotient of (i) the Adjustment Escrow Amount divided by (ii) the Adjusted Fully-Diluted Shares Outstanding.

“Per Share Expense Fund Amount” means the quotient of (i) the Expense Fund divided by (ii) the Adjusted Fully-Diluted Shares Outstanding.

“Permitted Encumbrance” means (i) any statutory lien for Taxes (a) not yet due or delinquent or (b) the validity or amount of which is being contested in good faith by appropriate proceedings; provided, that in the case of clause (b), adequate reserves in accordance with GAAP have been established therefor and are reflected on the Company Financial Statements; (ii) any statutory or common law liens in favor of mechanics, carriers, workers, repairers or other similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established therefor on a basis consistent with prior periods and are reflected on the Company Financial Statements; (iii) any pledge, deposit or other lien securing the performance of bids, trade contracts, or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (iv) statutory or common law liens or Encumbrances to secure landlords, lessors or renters under leases or rental agreements; (v) with respect to any Company Leases, (a) any Encumbrance imposed on the underlying fee interest in real property subject to a Company Lease that does not, individually or in the aggregate, impair, in any material respect, the continued use and operation of the Company Facilities by the Company or its Subsidiaries; and (vi) non-exclusive licenses to Intellectual Property Rights granted in the Ordinary Course of Business.

“Person” means any individual, corporation, company, limited liability company, partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, or other entity of any kind or nature or any Governmental Authority.

“Personal Data” means (i) any information or data relating to an identified or identifiable natural person, or that is reasonably capable of being used to identify, contact, or precisely locate a natural person, a household, or a particular computing system or device, including a natural person’s name, street address, telephone number, email address, facial geometry, financial account number, government-issued identifier, social security number or tax identification number, biometric identifier or biometric information, banking information relating to any natural person, or passport number, client or account identifier, or credit card number, cardholder data, authentication information, or any Internet protocol address or any other unique identifier, device or machine identifier, photograph, or account Credentials; (ii) any data regarding any activity of an individual online or with respect to any mobile device or other application; (iii) any information defined as “personal data”, “personal information”, “personally identifiable information”, a “biometric identifier”, “biometric information”, “nonpublic personal information”, “individually identifiable health information”, a “consumer report”, or any similar term under any applicable Law, or defined or described by the Company or any of its Subsidiaries as any such term in any Privacy Policy or Contract; and (iv) any information reasonably capable of being associated, directly or indirectly, with any of the foregoing.

“PIIAA” has the meaning set forth in the Recitals.

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“PPP” means the U.S. Small Business Administration Paycheck Protection Program under Division A, Title I of the CARES Act.

“PPP Indebtedness” means any unpaid and outstanding Indebtedness (including unpaid and outstanding principal and accrued and unpaid interest) of the Company, arising from any unforgiven loan obtained by the Company pursuant to the PPP.

“Pre-Closing Taxes” means (i) any Tax imposed on the Company or any of its Subsidiaries in respect of any Pre-Closing Tax Period, including Taxes that would have been payable during the Pre-Closing Tax Period but for any deferrals granted under the COVID-19 Tax Acts, (ii) any Tax of any Company Securityholder or any of its Affiliates for which any of the Company or any of its Subsidiaries or any Indemnified Party is or may be liable, whether by reason of any requirement to withhold or otherwise, and incurred in connection with the Merger or this Agreement, (iii) any Tax for which the Company or any of its Subsidiaries is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of the Company or any of its Subsidiaries being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (iv) any Tax of another Person for which the Company or any of its Subsidiaries is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify, compensate or reimburse any such Person, by Contract (other than commercial contracts the primary purpose of which is unrelated to Tax), (v) any amount of payroll Tax credit claimed under any provision of the COVID-19 Tax Acts that is received by the Company or any of its Subsidiaries on or before the Closing Date and any amounts described in the last sentence of Section 9.6, but only to the extent such payroll Tax credits are subsequently not allowed or are recaptured, in each case, by a Governmental Authority, (vi) any Transfer Taxes for which the Company Securityholders are liable pursuant to Section 9.4 and (vii) the employer portion of any payroll or employment Taxes of the Company or its Subsidiaries with respect to any payments made at or substantially contemporaneously with the Closing and arising as a result of the transactions contemplated by this Agreement. For purposes of the foregoing, in the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts or imposed in connection with any transaction that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and the amount of any other Tax of the Company or any of its Subsidiaries that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on and including the Closing Date.

“Privacy Policy” means each external or internal, past or present policy of, or representation, statement or notice made by, the Company or any of its Subsidiaries relating to: (i) the privacy of customers or users of any Company Offering; or (ii) the Processing of any Company Data.

“Privacy Requirements” means all applicable Laws, orders, Privacy Policies, Contracts, applicable self-regulatory obligations, applicable industry standards, applicable rules and requirements of payment networks and the PCI Security Standards Council (including the Payment Card Industry Data Security Standard, as applicable), and any notices to or consents from any provider or subject of any Company Data, in each case relating to (i) any use of or access to any Company Offering; (ii) use and other

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processing of Company Data for marketing, promotion, and text messaging, email, and other electronic messages and communications; (iii) the installation of any computer program on any Person’s computer system; and (iv) the Processing of Company Data.

“Pro Rata Share” means, as to each Indemnifying Party, the quotient obtained by dividing (i) the number of Fully-Diluted Shares Outstanding held by such Indemnifying Party on a certificate-by-certificate or grant-by-grant basis, as applicable, by (ii) the number of Fully-Diluted Shares Outstanding.

“Process,” “Processing” or “Processed” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

“Product Data” means all data and information, including images, content, training data, and other data: (i) uploaded or otherwise provided by or for customers or users of any Company Offering (or any of their respective users) to, or stored by or for, the Company or any of its Subsidiaries or any Company Offering in connection with the development, delivery, provision or operation of any Company Offerings; (ii) collected, created, compiled, inferred, derived, or otherwise Processed by or for the Company or any of its Subsidiaries or any Company Offering in connection with the development, delivery, provision or operation of any Company Offerings; (iii) provided to the Company or any of its Subsidiaries by any customer or user under an obligation of confidentiality; or (iv) compiled, inferred, or derived by or for the Company or any of its Subsidiaries from any of the foregoing.

“Proprietary Information” means any information or material not generally known to the public, including any trade secret, know-how or other confidential and proprietary information.

“R&W Insurance Binder” means the agreement, dated as of the Agreement Date, by and between Parent U.S. Subsidiary and DUAL Transactional Risk, a division of DUAL Commercial LLC, pursuant to which the R&W Insurance Policy is bound.

“R&W Insurance Policy” means the buyer-side representation and warranty insurance policy obtained by Parent U.S. Subsidiary in connection with the transactions contemplated hereby.

“Reference Price” means the average closing price of Parent Ordinary Shares on the Nasdaq Global Market for the ten (10) consecutive trading days ending on the second trading day preceding (but not including) the Closing Date.

“Registered Company Intellectual Property Right” means (i) any issued Patent, pending Patent application, Mark registration, application for Mark registration, Copyright registration, application for Copyright registration and Domain Name registration owned, purported to be owned, filed or applied for by or on behalf of the Company or any of its Subsidiaries, and (ii) any other application, registration, recording and filing filed by or on behalf of the Company or any of its Subsidiaries (or otherwise authorized by or in the name of the Company or any of its Subsidiaries) with respect to any Company Intellectual Property Right.

“Related Party” means (i) any Affiliate of the Company or any of its Subsidiaries, or any director, executive officer, general partner or managing member of such Affiliate, (ii) each Key Employee, (iii) any officer or director of the Company or any of its Subsidiaries, (iv) any Immediate Family member of a Person

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described in clause (ii) or (iii), or (v) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than five percent (5%) of the outstanding Company Securities.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, agents, advisors (including any attorneys, financial advisors, investment bankers or accountants) and other representatives.

“Section 280G” has the meaning set forth in the Section 4.4(e)

“Section 280G Approval” has the meaning set forth in Section 4.4(e).

“Section 280G Payments” has the meaning set forth in Section 4.4(e).

“Section 280G Waiver” has the meaning set forth in Section 4.4(e).

“Securities Act” means the Securities Act of 1933.

“Securityholder Representative” has the meaning set forth in the Preamble.

“Securityholder Representative Expenses” has the meaning set forth in Section 8.12(b).

“Significant Customer” has the meaning set forth in Section 2.21(a).

“Significant Supplier” has the meaning set forth in Section 2.21(b).

“Software” means any (i) computer program, including any API or SDK, software implementation of any algorithm, model or methodology, whether in Source Code, object or executable code, or other form, (ii) Database, (iii) subroutines, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Source Code” means Software that is in human readable form.

“Special Matters” has the meaning set forth in Section 8.3(b).

“Specified Person” means each Person who has been promised Company Options or other Company Securities, which Company Options or other Securities have not been granted or issued.

“Stakeholder Claim” means any claim asserted by (i) any current, former or purported holder of Company Securities or any Person who has any right or claim with respect to ownership of any Company Securities (whether against the Company or any of its Subsidiaries, Parent, any Affiliate of the Company or any of its Subsidiaries or Parent, or any officer, director, employee, agent or representative of any of the foregoing) (A) relating to this Agreement, any other agreement entered into in connection with this Agreement, the Merger or any of the other transactions contemplated hereby or thereby, (B) alleging any ownership of or interest in any Company Securities that is not specifically disclosed in the Closing Statement, (C) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the representations and warranties in Section 2.4 or any of the information set forth in the Closing Statement, (D) relating to any rights of a securityholder of the Company or any of its Subsidiaries, including any rights to Company Securities, anti-dilution protection, preemptive rights, rights of first offer or first

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refusal, or rights to notice or to vote and any claim that any formulas, definitions or provisions related to the payment of the Merger Consideration or application thereof are incorrect, (E) relating to any rights under the Charter Documents of the Company, (F) that such Person’s securities were wrongfully issued or repurchased by the Company or any of its Subsidiaries, or (G) relating to any actual or alleged breach of fiduciary duties; or (ii) any current or former officer, director or employee arising out of or in connection with their employment with or service to the Company or any of its Subsidiaries on or prior to the Effective Time, whether or not asserted prior to the Effective Time.

“Standard Form Agreements” has the meaning set forth in Section 2.14(g).

“Standard Inbound License” means (i) Non-Negotiated Vendor Contracts, (ii) licenses for Open Source Software, (iii) licenses contained in an Invention Assignment Agreement, (iv) non-disclosure agreements entered into the Ordinary Course of Business, and (v) incidental trademark or feedback licenses.

“Standard Outbound License” means than (i) non-exclusive licenses granted to the Company’s end users or customers in the Ordinary Course of Business substantially similar in scope to the Company’s standard customer agreement, a copy of which has been provided to Parent (“Standard Customer Agreement”), (ii) non-exclusive licenses granted to the Company’s or its Subsidiaries’ vendors or service providers in connection with providing services on behalf of the Company or its Subsidiary, (iii) non-disclosure agreements entered into the Ordinary Course of Business, and (iv) incidental trademark or feedback licenses.

“Stockholder Approval” means the affirmative vote or consent of a majority of the outstanding shares of each of (i) the Company Preferred Stock voting together as a single class and on an as-converted to Company Common Stock basis and (ii) the Company Capital Stock voting together as a single class and on an as-converted to Company Common Stock basis.

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity (whether or not incorporated) of which (i) such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such entity or a majority of the profit interests in such entity is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Surviving Corporation” has the meaning set forth in the Recitals.

“Tail Policy” has the meaning set forth in Section 4.13.

“Takeover Statute” has the meaning set forth in Section 2.3(e).

“Tax” (and, with correlative meaning, “Taxes”) means (i) any federal, state, local or foreign income, alternative or add-on minimum, gross income, gross receipts, sales, use, VAT, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, escheat, unclaimed property, estimated or windfall profit tax, custom duty, national insurance tax, health tax or other tax or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any

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Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any Liability for the payment of any amount of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any Liability for the payment of any of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, by Contract or otherwise.

“Tax Claim” has the meaning set forth in Section 9.3(a).

“Tax Representations” means the representations and warranties of the Company set forth in Sections 2.7.

“Tax Representation Claim” means any Claim under Section 8.2(a) with respect to any of the Tax Representations or the certification made with respect to Section 6.2(q), other than any such Claim involving Fraud.

“Tax Return” means any return, amended return, election declaration, report, voluntary disclosure, claim for refund, information return or statement filed or required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means any: (i) technology, formulae, algorithm, procedure, process, method, technique, idea, know-how, creations, inventions, discoveries and improvement (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel or other information and materials; (iii) customer list, customer contact and registration information, customer correspondence and customer purchasing history; (iv) specification, design, industrial design, model, device, prototype, schematic, configuration and development tool; (v) Software, website, content, image, logo, graphic, text, photographs, artwork, audiovisual works, sound recording, graph, drawing, reports, analysis, writing, of any other work of authorship and copyrightable subject matter (“Work of Authorship”); (vi) database or other compilation or collection of data or information (“Database”); (vii) mask work, layout, topography or other design feature with respect to any integrated circuit (“Mask Work”); (viii) Mark; (ix) domain name, uniform resource locator or other name or locator associated with the Internet (“Domain Name”) or social media identifier; and (x) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Terminated Agreements” has the meaning set forth in Section 4.5(b).

“Terminated Benefit Plan” has the meaning set forth in Section 4.10(a).

“Third-Party Platform” means any other Person’s device, platform, server, application, operating system, website, networked physical object (including Internet of Things (IoT)), software as a service, platform as a service, infrastructure as a service, cloud service or similar service.

“Transaction Expense” means any cost or expense of any kind or nature incurred by, paid by, or to be paid by, the Company or any of its Subsidiaries in connection with the Merger and this Agreement and the transactions contemplated by this Agreement, as well as any related sale or financing process, including, without duplication, (i) any fee or expense of any investment banker, financial advisor, legal counsel, accountant or other professional advisor, (ii) any premium or related cost for any directors’ and officers’ liability insurance (including the Tail Policy) purchased by the Company in connection with the transactions contemplated by this Agreement, (iii) any Change of Control Payment, (iv) any payment,

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consideration, costs or fees associated with the assignment, termination or modification of any Contracts contemplated by the terms hereof or in relation to obtaining any permits, authorizations, consents, waivers, orders or approvals of, or making any filings or providing notices to, any Governmental Authority or any other Person in connection with the Merger and the transactions contemplated hereby (including any such payment, consideration, cost or fee associated with ensuring that such Contract remains in full force and effect following the Effective Time) (excluding the fees payable or in respect of any filings under the HSR Act) and (v) fifty percent (50%) of the premium and other out-of-pocket costs and expenses incurred by Parent or its Affiliates in connection with their negotiation, preparation and execution of the R&W Insurance Policy.

“Transfer Taxes” has the meaning set forth in Section 9.4.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Unpaid Pre-Closing Taxes” means the aggregate amount, which may not be less than zero, of all unpaid Taxes of the Company or any of its Subsidiaries for Pre-Closing Tax Periods for which Tax Returns are first due after Closing or any cash Taxes shown as due on Tax Returns filed prior to Closing that remain unpaid as of Closing, calculated (i) through the end of the Closing Date, (ii) in a manner consistent with past practice of the Company and its Subsidiaries, (iii) taking into account any estimated or prepayments of Tax, and (iv) with respect to a Straddle Period, in accordance with the last sentence of the definition of Pre-Closing Tax, in each case that are unpaid as of the Measurement Time.

“Unpaid Transaction Expenses” means all Transaction Expenses, in each case whether due prior to, on or after the Closing, that are unpaid as of the Measurement Time.

“Unreleased Indemnity Escrow Amount” has the meaning set forth in Section 8.7(b).

“Unresolved Claims” has the meaning set forth in Section 8.7(b).

“Unrestricted Cash Resources” has the meaning set forth on Schedule 3.4.

“Unvested Options” means, as of immediately prior to the Effective Time, all Company Options that are then outstanding to the extent they are not then Vested Options.

“VAT” means any ad valorem, value added, goods and services or similar Tax.

“Vested Options” means, as of immediately prior to the Effective Time and after giving effect to any acceleration resulting from or in connection with the Merger or otherwise under the terms of the Company Options, all Company Options that are then outstanding, vested and exercisable.

“Virtual Data Room” means the electronic data site maintained on Dropbox as Project Ohio at www.dropbox.com on behalf of the Company in connection with the Merger.

“WARN Act” means the Worker Adjustment and Retraining Notification Act, and all state and local statutory equivalents.

“Written Consent” has the meaning set forth in the Recitals.

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